Exhibit 99.3

FIRST AMENDMENT TO REVOLVING AND TERM CREDIT AGREEMENT

THIS FIRST AMENDMENT TO REVOLVING AND TERM CREDIT AGREEMENT (this "*Amendment*") is dated as of June 5, 2025 by and among **BAIN CAPITAL PRAIRIE HOLDINGS, LP**, a Delaware limited partnership ("*Borrower*"), **BAIN CAPITAL PRAIRIE HOLDINGS (GP), LLC**, a Delaware limited liability company (the "*General Partner*"), **SUMITOMO MITSUI BANKING CORPORATION**, a foreign banking corporation organized under the laws of Japan (in its individual capacity, "*SMBC*"), as administrative agent (together with any successor and assigns, "*Administrative Agent*") for the Lenders, and the Lenders.

RECITALS

A.   The Borrower, General Partner, and SMBC, as Administrative Agent and a Lender, entered into that certain Revolving and Term Credit Agreement, dated as of April 9, 2025 (as the same may be amended, modified, supplemented or restated from time to time, the "*Credit Agreement*"); and

B.   SMBC, as Administrative Agent and a Lender, the Borrower and the General Partner have agreed to modify and amend specific provisions of the Credit Agreement as more particularly set forth herein.

NOW, THEREFORE, in consideration of the mutual promises herein contained and for other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto do hereby agree as follows:

1.   **Definitions**. For the purposes of this Amendment, unless otherwise expressly defined, the terms used herein shall have the respective meanings assigned to them in the Credit Agreement.

2.   **Amendments to Credit Agreement**.

2.01.   As of the effective date of this Amendment, the Credit Agreement, excluding the exhibits thereto, is amended in its entirety in the form attached as *Annex A* hereto.

2.02.   Exhibit E of the Credit Agreement is hereby deleted in its entirety and replaced with "[Reserved]".

2.03.   Exhibit M of the Credit Agreement is hereby deleted in its entirety and replaced with "[Reserved]".

3.   **Condition Precedent**. This Amendment shall become effective upon receipt by the Administrative Agent of a fully executed counterpart (or counterparts) of this Amendment.

4.   **Condition Subsequent**. No later than June 19, 2025, Borrower shall provide to Administrative Agent a favorable opinion of Ropes & Gray LLP, counsel to the Credit Parties, covering such matters relating to the transactions contemplated hereby as reasonably requested by Administrative Agent, in a form reasonably acceptable to Administrative Agent. Failure by Borrower to timely satisfy the covenant set forth in this Section shall be a failure of a condition subsequent to the effectiveness of this Amendment, and shall result in an immediate Event of Default.

5.   **Representations and Warranties of the Borrower**. To induce Administrative Agent and the Lenders to enter into this Amendment, Borrower represents, warrants and certifies to each of Administrative Agent and each Lender that:

5.01.   the representations and warranties contained in Section 7 of the Credit Agreement (as amended by this Amendment) and the other Loan Documents are true and correct in all material respects (without duplication of the qualification effected by the phrase "in all material respects" or "in any material respect" or similar phrases in respect of such representations and warranties) as of the date hereof, with the same force and effect as if made as of the date hereof; except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects (without duplication of the qualification effected by the phrase "in all material respects" or "in any material respect" or similar phrases in respect of such representations and warranties) as of such earlier date, (and except to the extent of changes in facts or circumstances that have been disclosed in writing to the Lenders and do not constitute an Event of Default or Potential Default), *provided* that the representations and warranties contained in Section 7.06 of the Credit Agreement shall be deemed to refer to the most recent financial statements furnished pursuant to clause (i) of Section 8.01 of the Credit Agreement;

5.02.   this Amendment constitutes the legal and binding obligations of Borrower and General Partner, enforceable in accordance with its terms, subject to Debtor Relief Laws and equitable principles;

5.03.   each of the Borrower and the General Partner has the limited partnership or limited liability company power, as applicable, and requisite authority to execute, deliver, and perform their respective obligations under this Amendment. Each of the Borrower and the General Partner is duly authorized to, and has taken, all limited partnership or limited liability company, as applicable, action necessary to authorize each of them to execute, deliver, and perform their respective obligations under this Amendment;

5.04.   none of the execution and delivery of this Amendment, the consummation of any of the transactions herein contemplated, or the compliance with the terms and provisions hereof, will contravene or conflict, in any material respect, with any provision of law, statute, or regulation to which the Borrower or the General Partner is subject or any judgment, material license, order, or material permit applicable to the Borrower or the General Partner or any material indenture, mortgage, deed of trust, or other agreement or instrument to which the Borrower or the General Partner is a party or by which the Borrower or the General Partner may be bound, or to which the Borrower or the General Partner may be subject;

5.05.   no consent, approval, authorization or order of any court or Governmental Authority or third party is required in connection with the execution and delivery by the Borrower or the General Partner of this Amendment or to consummate the transactions contemplated hereby; and

5.06.   (A) that certain Written Consent of the Members of Bain Capital Prairie Holdings (GP) LLC, dated as of April 9, 2025, has not been amended, modified, rescinded or revoked and remains in full force and effect as of the date hereof, and (B) that certain Written Consent of the General Partner of Bain Capital Prairie Holdings, LP, dated as of April 9, 2025, has not been amended, modified, rescinded or revoked and remains in full force and effect as of the date hereof.

6.   **Binding Effect; Confirmation of Obligations**. Except as modified by this Amendment, the Credit Agreement and the other Loan Documents remain unmodified and in full force and effect. The provisions of the Loan Documents, as amended hereby, shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. In addition, any and all guaranties and indemnities in favor of Administrative Agent, for the benefit of itself and the Lenders, and agreements subordinating rights and liens to the rights and liens of Administrative Agent, for the benefit of itself and the Lenders, are hereby ratified and confirmed in all respects and shall not be released, diminished, impaired, reduced or adversely affected by this Amendment or otherwise, and Borrower hereby consents, acknowledges and agrees to the amendments set forth in this Amendment and waives any common law,

equitable, statutory or other rights which such party might otherwise have as a result of or in connection with this Amendment.

7. **Governing Law**. Section 12.08 of the Credit Agreement is incorporated herein *mutatis mutandis*.

8. **Counterparts**. This Amendment may be executed by each of the parties hereto on any number of separate counterparts, each of which shall be an original and all of which taken together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page of this Amendment by fax or other electronic imaging means (including electronic mail (including .pdf file, .jpeg file or any electronic signature complying with the U.S. federal ESIGN Act of 2000)) shall be effective as delivery of a manually executed original counterpart of this Amendment.

9. **Severability**. The provisions of this Amendment are severable, and if any one clause or provision hereof shall be held invalid or unenforceable in whole or in part, then such invalidity or unenforceability shall affect only such clause or provision, or part thereof, and not any other clause or provision of this Amendment.

10. **Amendment is a Loan Document**. This Amendment is a Loan Document and all references to a "Loan Document" in the Credit Agreement and the other Loan Documents (including, without limitation, all such references in the representations and warranties in the Credit Agreement and the other Loan Documents) shall be deemed to include this Amendment.

11. **References to the Credit Agreement**. Upon the effectiveness of this Amendment, each reference in the Credit Agreement to "this Credit Agreement", "hereunder", "hereof", "herein", or words of like import shall mean and be a reference to the Credit Agreement as amended hereby, and each reference to the Credit Agreement in any other document, instrument or agreement executed and/or delivered in connection with the Credit Agreement shall mean and be a reference to the Credit Agreement as amended hereby.

12. **Successors and Assigns**. This Amendment shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

13. **Headings**. Section headings in this Amendment are for convenience of reference only and shall in no way affect the interpretation of this Amendment.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGES FOLLOW.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

BORROWER:

BAIN CAPITAL PRAIRIE HOLDINGS, LP

Bain Capital Prairie Holdings (GP), LLC,
its General Partner

By: /s/ Kase Jubboori
        Name: Kase Jubboori
        Title: Authorized Signatory

[SIGNATURES CONTINUE ON FOLLOWING PAGE]

The undersigned General Partner joins in this Amendment solely for the purpose of agreeing to the applicable representations, warranties and covenants contained herein.

GENERAL PARTNER:

BAIN CAPITAL PRAIRIE HOLDINGS (GP), LLC

By: /s/ Kase Jubboori
Name: Kase Jubboori
Title: Authorized Signatory

[SIGNATURES CONTINUE ON FOLLOWING PAGE]

ADMINISTRATIVE AGENT:

SUMITOMO MITSUI BANKING CORPORATION,
as Administrative Agent and a Lender

By: /s/ Westin Brake_____
     Name: Westin Brake
     Title: Executive Director

[END SIGNATURES]

Annex A

[Attached]

BAIN CAPITAL PRAIRIE HOLDINGS, LP,
as Borrower

REVOLVING AND TERM CREDIT AGREEMENT

SUMITOMO MITSUI BANKING CORPORATION,
as Administrative Agent, Sole Lead Arranger, Sole Book Manager and Lender

Date of Credit Agreement: April 9, 2025
Closing Date: April 9, 2025

TABLE OF CONTENTS

SCHEDULES

EXHIBITS

REVOLVING AND TERM CREDIT AGREEMENT

THIS **REVOLVING AND TERM CREDIT AGREEMENT** (together with all amendments and modifications hereof and supplements and attachments hereto, this "***Credit Agreement***") is dated as of April 9, 2025, by and among **BAIN CAPITAL PRAIRIE HOLDINGS, LP**, a Delaware limited partnership ("***Borrower***"), BAIN CAPITAL PRAIRIE HOLDINGS (GP), LLC, a Delaware limited liability company (the "***General Partner***"), the banks and financial institutions listed on the signature pages hereof as lenders, **SUMITOMO MITSUI BANKING CORPORATION** (in its individual capacity, "***SMBC***"), as Administrative Agent (as hereinafter defined) for the Lenders (as hereinafter defined), and the other Lenders party hereto from time to time.

RECITALS

A.   Borrower has requested that the Lenders make loans to Borrower for the principal purposes of providing working capital to Borrower; financing the costs and other expenses to be incurred by Borrower in connection with making investments permitted under the Partnership Agreement; and financing the costs of other undertakings by Borrower permitted under the Partnership Agreement;

B.   The Lenders are willing to lend funds upon the terms and subject to the conditions set forth in this Credit Agreement.

NOW, THEREFORE, in consideration of the mutual promises herein contained and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto do hereby agree as follows:

1.   **DEFINITIONS**.

1.01   **Defined Terms**. For the purposes of this Credit Agreement, unless otherwise expressly defined, the following terms shall have the respective meanings assigned to them in this ***Section 1*** or in the Section or recital referred to. Capitalized terms used in this Credit Agreement and not otherwise defined herein shall have the meanings given to them in the other Loan Documents.

"***Account Bank***" means, as applicable: (a) The Bank of New York Mellon Trust Company, N.A., or (b) any other Eligible Institution that enters into a Control Agreement in accordance with ***Section 5.02***.

"***Administrative Agent***" means SMBC in its capacity as administrative agent under this Credit Agreement and the other Loan Documents until the appointment of a successor administrative agent pursuant to the terms of this Credit Agreement and, thereafter, shall mean such successor administrative agent.

"***Administrative Agent's Office***" means Administrative Agent's address as set forth in ***Section 12.07*** hereof, or such other address or, as appropriate, account as Administrative Agent may from time to time notify Credit Parties and the Lenders.

"***Advance***" means any amount disbursed by the Lenders pursuant to the terms hereof, including any amount that constitutes an original disbursement of funds to the Borrower under the Credit Agreement.

"***Affected Financial Institution***" means (a) any EEA Financial Institution or (b) any UK Financial Institution.

"**_Affiliate_**" of any Person means any other Person that, directly or indirectly, Controls or is Controlled By, or is Under Common Control With, such Person.

"**_Agreement Currency_**" is defined in **_Section 12.18_** hereof.

"**_Anti-Corruption Laws_**" means (a) the U.S. Foreign Corrupt Practices Act of 1977, as amended; (b) the U.K. Bribery Act 2010, as amended; and (c) any other applicable anti-bribery or anti-corruption laws, regulations or ordinances in any jurisdiction in which any party to this Credit Agreement is located or doing business.

"**_Anti-Money Laundering Laws_**" means any Law applicable to any party to this Credit Agreement or their respective Related Parties that relates to money laundering or terrorism financing, or any financial record keeping and reporting requirements related thereto.

"**_Applicable Percentage_**" means with respect to any Lender at any time, the percentage (carried out to the ninth decimal place) of the aggregate Commitments represented by such Lender's Commitment at such time, subject to adjustment as provided in **_Section 2.19_**. If the Commitment of each Lender to make Loans has been terminated pursuant to **_Section 10.02_** or if the aggregate Commitments have expired, then the Applicable Percentage of each Lender shall be determined based on the pro rata share of the outstanding Principal Obligation. The initial Applicable Percentage of each Lender is set forth opposite the name of such Lender on **_Schedule 1.01A_** (or a replacement **_Schedule 1.01A_** issued by Administrative Agent from time to time to the extent new Lenders become party hereto or the Commitments of the Lenders change) or in the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as applicable.

"**_Applicable Rate_**" is defined in **_Section 4.02_** hereof.

"**_Applicable Revolving Percentage_**" means with respect to any Lender at any time, the percentage (carried out to the ninth decimal place) of the aggregate Revolving Loan Commitments represented by such Lender's Revolving Loan Commitment at such time, subject to adjustment as provided in **_Section 2.19_**. If the Revolving Loan Commitment of each Lender has been terminated pursuant to **_Section 10.02_** or if the aggregate Revolving Loan Commitments have expired, then the Applicable Revolving Percentage of each Lender shall be determined based on the pro rata share of the outstanding Principal Obligation.

"**_Applicable Term Percentage_**" means with respect to any Lender at any time, the percentage (carried out to the ninth decimal place) of the aggregate Term Loan Commitments represented by such Lender's Term Loan Commitment at such time, subject to adjustment as provided in **_Section 2.19_**. If the Term Loan Commitment of each Lender have been terminated pursuant to **_Section 10.02_** or if the aggregate Term Loan Commitments have expired, then the Applicable Term Percentage of each Lender shall be determined based on the pro rata share of the outstanding Principal Obligation.

"**_Approved Fund_**" means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business, that is administered or managed by: (a) a Lender; (b) an Affiliate of a Lender; or (c) an entity or an Affiliate of an entity that administers or manages a Lender; _provided_ that the term "Approved Fund" shall not include any securitization.

"**_Arranger_**" means SMBC, in its capacity as sole lead arranger and sole book manager.

"**_Assignee_**" is defined in **_Section 12.11(b)_** hereof.

"***Assignee Group***" means two or more Eligible Assignees that are Affiliates of one another or two or more Approved Funds managed by the same investment advisor.

"***Assignment and Assumption***" means an assignment and assumption entered into by a Lender and an assignee (with the consent of any party whose consent is required by ***Section 12.11(b)(iii)***), and accepted by the Administrative Agent, in substantially the form of ***Exhibit H*** or any other form approved by the Administrative Agent.

"***Assignment of Account***" means an assignment of a Collateral Account in substantially the form of ***Exhibit F*** attached hereto.

"***Attributable Indebtedness***" means, on any date: (a) in respect of any Capital Lease of any Person, the capitalized amount thereof that would appear on a balance sheet of such Person prepared as of such date in accordance with Generally Accepted Accounting Principles; and (b) in respect of any Synthetic Lease Obligation, the capitalized amount of the remaining lease payments under the relevant lease that would appear on a balance sheet of such Person prepared as of such date in accordance with Generally Accepted Accounting Principles if such lease were accounted for as a Capital Lease.

"***Availability Period***" means the period commencing on the Closing Date and ending on the Maturity Date.

"***Available Loan Amount***" means, at any time of determination, the lesser of: (a) the Maximum Commitment then in effect; and (b) the Borrowing Base.

"***Available Tenor***" means, as of any date of determination and with respect to the then-current Benchmark, as applicable, any tenor for such Benchmark or payment period for interest calculated with reference to such Benchmark, as applicable, that is or may be used for determining the length of an Interest Period pursuant to this Credit Agreement as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of "*Interest Period*" pursuant to ***Section 4.07*** hereof.

"***Bail-In Action***" means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

"***Bail-In Legislation***" means (a) with respect to any EEA Member Country implementing *Article 55* of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation, rule or requirement for such EEA Member Country from time to time that is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, *Part I* of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliate (other than through liquidation, administration or other insolvency proceedings).

"***Base Rate***" means, for any day, a fluctuating rate *per annum* equal to the highest of: (a) the Federal Funds Rate for such day, *plus* 1/2 of 1%; (b) the Prime Rate in effect for such day; and (c) Term SOFR in effect on such day *plus* one hundred basis points (1.00%). If the calculation of the Base Rate results in a Base Rate of less than zero (0), the Base Rate shall be deemed to be zero (0) for all purposes of this Credit Agreement.

"***Base Rate Loan***" means a Loan that bears interest based on the Base Rate.

"***Benchmark***" means, initially, with respect to any Eurocurrency Rate Loan, the Eurocurrency Rate; *provided* that if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the applicable Eurocurrency Rate or the then-current Benchmark, then "***Benchmark***" means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to ***Section 4.07*** hereof.

"***Benchmark Replacement***" means, for any Available Tenor, the sum of: (a) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrower as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement for the then-current Benchmark for syndicated credit facilities denominated in Dollars at such time and (b) the related Benchmark Replacement Adjustment. If the Benchmark Replacement as determined above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Credit Agreement and the other Loan Documents.

"***Benchmark Replacement Adjustment***" means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement for any applicable Interest Period and Available Tenor for any setting of such Unadjusted Benchmark Replacement:

(a)   for purposes of ***clauses (a)*** and ***(b)*** of the definition of "*Benchmark Replacement,*" the first alternative set forth in the order below that can be determined by the Administrative Agent:

(i)   the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) as of the Reference Time such Benchmark Replacement is first set for such Interest Period that has been selected or recommended by the Relevant Governmental Body for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for the applicable Corresponding Tenor;

(ii)   the spread adjustment (which may be a positive or negative value or zero) as of the Reference Time such Benchmark Replacement is first set for such Interest Period that would apply to the fallback rate for a derivative transaction referencing the ISDA Definitions to be effective upon an index cessation event with respect to such Benchmark for the applicable Corresponding Tenor; and

(b)   for purposes of ***clause (c)*** of the definition of "*Benchmark Replacement,*" the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrower for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body on the applicable Benchmark Replacement Date or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for syndicated credit facilities denominated in Dollars;

provided that, in the case of *clause (a)* above, such adjustment is displayed on a screen or other information service that publishes such Benchmark Replacement Adjustment from time to time as selected by the Administrative Agent in its reasonable discretion.

"***Benchmark Replacement Conforming Changes***" means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of "*Base Rate,*" the definition of "*Business Day,*" the definition of "*Interest Period,*" timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, length of lookback periods, the applicability of *Section 4.05* hereof, and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of such Benchmark Replacement exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Credit Agreement and the other Loan Documents).

"***Benchmark Replacement Date***" means the earliest to occur of the following events with respect to the then-current Benchmark:

(a)   in the case of *clause (a)* or *(b)* of the definition of "*Benchmark Transition Event,*" the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(b)   in the case of *clause (c)* of the definition of "*Benchmark Transition Event,*" the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, (i) if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination and (ii) the "*Benchmark Replacement Date*" will be deemed to have occurred in the case of *clause (a)* or *(b)* with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

"***Benchmark Transition Event***" means, with respect to any Benchmark, the occurrence of one or more of the following events with respect to the then-current Benchmark:

(a)   a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b)   a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(c)   a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are no longer representative.

For the avoidance of doubt, a "*Benchmark Transition Event*" will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

"*Benchmark Unavailability Period*" means, with respect to any Benchmark, the period (if any) (a) beginning at the time that a Benchmark Replacement Date pursuant to *clauses (a)* or *(b)* of that definition has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with *Section 4.07* hereof and (b) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with *Section 4.07* hereof.

"*Beneficial Ownership Certification*" means a certification regarding beneficial ownership as required by the Beneficial Ownership Regulation in a form as agreed to by the Administrative Agent.

"*Beneficial Ownership Regulation*" means 31 C.F.R. §1010.230.

"*Borrower*" is defined in the preamble hereto.

"*Borrowing*" means a Revolving Borrowing or a Term Borrowing.

"*Borrowing Base Certificate*" means a certificate of the chief financial officer, chief operating officer, principal accounting officer, treasurer, controller or other authorized person (with powers and duties customarily and usually held and performed by like officers) of General Partner setting forth: (a) the calculations evidencing that the Principal Obligation would not exceed the Available Loan Amount; and (b) each Investor's Capital Commitment, Unfunded Commitment, and Capital Contribution, in the form of *Exhibit J* attached hereto.

"*Borrowing Base Investor*" means an Included Investor.

"*Business Day*" means:

(a)   any day other than (i) a Saturday or Sunday; or (ii) with respect to the Loan, a day on which commercial banks are authorized to close under the Laws of, or are in fact closed in, New York or the jurisdiction where the Administrative Agent's Office for the Loan is located; and

(b)   if such day relates to any interest rate settings as to a Eurocurrency Rate Loan, any fundings, disbursements, settlements and payments in Dollars in respect of any such Eurocurrency Rate Loan, or any other dealings in Dollars to be carried out pursuant to this Credit Agreement in respect of any such Eurocurrency Rate Loan, a U.S. Government Securities Business Day.

"*Capital Call*" means a call upon all or any of the Investors for payment of all or any portion of their Unfunded Commitments.

"*Capital Call Notice*" means any notice sent to an Investor for the purpose of making a Capital Call, including, without limitation a "Contribution Notice" as defined in the Partnership Agreement.

"*Capital Commitment*" means, for any Investor, its "*Capital Commitment*" as defined in the Partnership Agreement.

"*Capital Contribution*" means, for any Investor, any contribution of capital made to Borrower in response to a Capital Call.

"*Capital Lease*" means, as applied to any Person, any lease of any property (whether real, personal or mixed) by that Person as lessee which, in accordance with Generally Accepted Accounting Principles, is or should be accounted for as a capital lease on the balance sheet of that Person and the amount of such obligation shall be the capitalized amount thereof determined in accordance with Generally Accepted Accounting Principles.

"*Cash Control Event*" shall occur if, on any date of determination, (a) an Event of Default has occurred and is continuing; (b) a Potential Default under *Section 10.01(a)*, *10.01(h)* or *10.01(i)* has occurred and is continuing; or (c) a mandatory prepayment has been triggered pursuant to *Section 2.01(d)*, irrespective of whether such prepayment has become due and payable under the grace periods afforded in *Section 2.01(d)*.

"*Change in Law*" means the occurrence, after the date of this Credit Agreement, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty; (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Authority; or (c) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) by any Governmental Authority; *provided* that, notwithstanding anything herein to the contrary: (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith; and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a Change in Law, regardless of the date enacted, adopted or issued.

"*Change of Control*" means, at any time, General Partner shall cease to Control Borrower.

"*Closing Date*" means the date on which all of the conditions precedent set forth in *Section 6.01* hereof are satisfied or waived.

"*Collateral*" is defined in *Section 5.01(b)* hereof.

"*Collateral Documents*" means the security agreements, financing statements, assignments, and other documents and instruments from time to time executed and delivered pursuant to this Credit Agreement including, without limitation, the Security Agreement, the Assignment of Account, the Control

7

Agreement, and, with respect to any of the foregoing, any documents or instruments amending or supplementing the same.

"*Commitment*" means, for each Lender, its Term Loan Commitment and/or its Revolving Loan Commitment, as the case may be, as same may be reduced from time to time by Borrowers, pursuant to *Section 3.06* hereof, or by assignment by such Lender pursuant to *Section 12.11(b)* hereof.

"*Compliance Certificate*" is defined in *Section 8.01(b)* hereof.

"*Constituent Documents*" means, for any entity, its constituent or organizational documents, in each case as amended from time to time (in accordance with the terms of this Credit Agreement, as applicable), including: (a) in the case of any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation with the secretary of state or other department in the state of its formation, in each case as amended from time to time; (b) in the case of any limited liability company or a private limited liability company, its articles or certificate of formation and operating agreement or limited liability company agreement; and (c) in the case of a corporation, its certificate or articles of incorporation and bylaws.

"*Control*" and the correlative meanings of the terms "*Controlled By*" and "*Under Common Control With*" mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting shares or partnership interests, or of the ability to exercise voting power by contract or otherwise.

"*Control Agreement*" means, as applicable, a deposit account control agreement among Borrower, the Administrative Agent and the Account Bank, in form and substance reasonably acceptable to Administrative Agent, as the same may be amended, supplemented or modified from time to time.

"*Corresponding Tenor*" with respect to any Available Tenor means, as applicable, either a tenor (including overnight) or an interest payment period having approximately the same length (disregarding business day adjustment) as such Available Tenor.

"*Covered Entity*" is defined in *Section 12.24*.

"*Covered Party*" is defined in *Section 12.24*.

"*Credit Agreement*" means this Revolving and Term Credit Agreement, of which this *Section 1* forms a part, together with all amendments, modifications, and restatements hereof, and supplements and attachments hereto.

"*Credit Extension*" means a Borrowing.

"*Credit Facility*" shall have the meaning set forth in the Partnership Agreement.

"*Credit Party*" means Borrower or General Partner. "*Credit Parties*" means the Borrower and the General Partner, collectively.

"*Credit Provider*" means a Person providing a guaranty, comfort letter, keep-well letter or other similar instruments (collectively, "*Credit Support Documents*"), in form and substance acceptable to Administrative Agent, of the obligations of a Borrowing Base Investor to make Capital Contributions to Borrower.

"**Credit Support Documents**" is defined in the definition of "**Credit Provider**" above.

"**Debtor Relief Laws**" means any applicable liquidation, conservatorship, bankruptcy, moratorium, rearrangement, insolvency, fraudulent conveyance, reorganization, or similar laws affecting the rights, remedies, or recourse of creditors generally, including without limitation the United States Bankruptcy Code (in each case including all amendments thereto), as are in effect from time to time during the term of the Loan.

"**Default Rate**" means on any day, subject to the *proviso* at the end hereof, (a) when used with respect to a Eurocurrency Rate Loan, an interest rate equal to (i) the Eurocurrency Rate otherwise applicable to such Loan, *plus* (ii) the Applicable Margin, *plus* (iii) two percent (2%) *per annum*; and (b) when used with respect to all other Obligations, an interest rate equal to (i) the Base Rate in effect on such day, *plus* (ii) the Applicable Margin, *plus* (iii) two percent (2%) *per annum*; *provided* that at no time shall the "*Default Rate*" exceed the Maximum Rate.

"**Default Right**" is defined in **Section 12.24**.

"**Defaulting Investor**" is defined in **Section 2.01(c)** hereof.

"**Defaulting Lender**" means, subject to **Section 2.19(b)**, any Lender that, as determined by Administrative Agent: (a) has failed to perform any of its funding obligations hereunder, including in respect of its Loans, within two (2) Business Days of the date required to be funded by it hereunder; (b) has notified Borrower or Administrative Agent that it does not intend to comply with its funding obligations or has made a public statement to that effect with respect to its funding obligations hereunder or under other agreements in which it commits to extend credit; (c) has failed, within two (2) Business Days after request by Administrative Agent, to confirm in a manner satisfactory to Administrative Agent that it will comply with its funding obligations; or (d) has, or has a direct or indirect parent company that has: (i) become the subject of a proceeding under any Debtor Relief Law; (ii) had a receiver, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or a custodian appointed for it; or (iii) taken any action in furtherance of, or indicated its consent to, approval of or acquiescence in any such proceeding or appointment; *provided* that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any equity interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender. Any determination by Administrative Agent that a Lender is a Defaulting Lender under any one or more of **clauses (a)** through **(d)** above, and of the effective date of such status, shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender (subject to **Section 2.19(b)**) as of the date established therefor by Administrative Agent in a written notice of such determination, which shall be delivered by Administrative Agent to Borrowers and each other Lender promptly following such determination.

"**Delaware LLC**" means any limited liability company organized or formed under the laws of the State of Delaware.

"**Delaware LLC Division**" means the statutory division of any Delaware LLC into two or more Delaware LLCs pursuant to *Section 18-217* of the Delaware Limited Liability Company Act.

"**Delaware LP**" means any limited partnership organized or formed under the laws of the State of Delaware.

"***Delaware LP Division***" means the statutory division of any Delaware LP into two or more Delaware LLCs pursuant to *Section 17-220* of the Delaware Revised Uniform Limited Partnership Act.

"***Designated Jurisdiction***" means any country, region or territory to the extent that such country, region or territory itself is the subject of any Sanction, including, as of the Closing Date, Cuba, Iran, North Korea, Russia, Syria and the Crimea, Donetsk and Luhansk regions of Ukraine.

"***Division***" means any of a Delaware LLC Division or Delaware LP Division.

"***Dollars***" and the sign "***$***" means lawful currency of the United States of America.

"***EEA Financial Institution***" means (a) any credit institution or investment firm established in any EEA Member Country that is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country that is a parent of an institution described in *clause (a)* of this definition, or (c) any financial institution established in an EEA Member Country that is a subsidiary of an institution described in *clauses (a)* or *(b)* of this definition and is subject to consolidated supervision with its parent.

"***EEA Member Country***" means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

"***EEA Resolution Authority***" means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

"***Eligible Assignee***" means any Person that meets the requirements to be an assignee under *Section 12.11(b)* (subject to such consents, if any, as may be required under *Section 12.11(b)(iii)*).

"***Eligible Institution***" means any depository institution, organized under the laws of the United States or any state, having capital and surplus in excess of $200,000,000, the deposits of which are insured by the Federal Deposit Insurance Corporation to the fullest extent permitted by applicable Law and which is subject to supervision and examination by federal or state banking authorities; *provided* that such institution also must have a short-term unsecured debt rating of at least P-1 from Moody's and at least A-1 from S&P. If such depository institution publishes reports of condition at least annually, pursuant to law or to the requirements of the aforesaid supervising or examining authority, then the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. As of the date hereof, Administrative Agent hereby confirms that The Bank of New York Mellon satisfies the Eligible Institution requirements set forth in this definition.

"***Endowment Fund Investor***" means an Investor that is a wholly owned, tax exempt, public charity subsidiary of a Sponsor, the assets of which Investor are not wholly disbursable for the Sponsor's purposes on a current basis under the specific terms of all applicable gift instruments, formed for the sole purpose of accepting charitable donations on behalf of such Sponsor and investing the proceeds thereof.

"***Environmental Complaint***" means any complaint, order, demand, citation or notice threatened or issued in writing to any Credit Party by any Person with regard to air emissions, water discharges, Releases, or disposal of any Hazardous Material, noise emissions or any other environmental, health or safety matter affecting any Credit Party or any of a Credit Party's Properties.

"***Environmental Laws***" means: (a) the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Re-authorization Act of 1986,

42 U.S.C. §9601 *et seq.*; (b) the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §6901 *et seq.*; (c) the Clean Air Act, 42 U.S.C. §7401 *et seq.*, as amended by the Clean Air Act Amendments of 1990; (d) the Clean Water Act of 1977, 33 U.S.C. §1251 *et seq.*; (e) the Toxic Substances Control Act, 15 U.S.C.A. §2601 *et seq.*; (f) all other federal, state and local laws, ordinances, regulations or policies relating to pollution or protection of human health or the environment including without limitation, air pollution, water pollution, noise control, or the use, handling, discharge, disposal or Release or recovery of on-site or off-site Hazardous Materials, as each of the foregoing may be amended from time to time, applicable to any Credit Party; and (g) any and all regulations promulgated under or pursuant to any of the foregoing statutes, in each case to the extent applicable to a Credit Party or a Credit Party's Properties.

"***Environmental Liability***" means any written claim, demand, obligation, cause of action (including those under common law), or any order, violation, damage (including, without limitation, to any Person, property or natural resources), injury, judgment, penalty or fine, cost of enforcement, cost of remedial action, clean-up, restoration or any other cost or expense whatsoever, including reasonable attorneys' fees and disbursements resulting from the violation or alleged violation of any Environmental Law or the imposition of any Environmental Lien or otherwise arising under any Environmental Law or resulting from any common law cause of action asserted by any Person.

"***Environmental Lien***" means a Lien in favor of any Governmental Authority: (a) under any Environmental Law; or (b) for any liability or damages arising from, or costs incurred by, any Governmental Authority in response to the Release or threatened Release of any Hazardous Material.

"***Equity Interest***" of any Investor means the limited partnership interest, general partnership interest, membership interest or other equity interest of such Investor in Borrower under the Constituent Documents of Borrower.

"***ERISA***" means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder by any Governmental Authority, as from time to time in effect.

"***ERISA Affiliate***" means any trade or business (whether or not incorporated) under common control with any Credit Party within the meaning of *Section 414(b)* or *(c)* of the Internal Revenue Code (and *Sections 414(m)* and *(o)* of the Internal Revenue Code for purposes of provisions relating to *Section 412* of the Internal Revenue Code).

"***ERISA Investor***" means an Investor that is: (a) an "*employee benefit plan*" (as such term is defined in *Section 3(3)* of ERISA) subject to *Title I* of ERISA; (b) any "*plan*" (as such term is defined in *Section 4975(e)* of the Internal Revenue Code) subject to *Section 4975* of the Internal Revenue Code; or (c) a partnership or commingled account of a fund, or any other entity, whose assets include or are deemed to include the assets of one or more such employee benefit plans or plans in accordance with the Plan Asset Regulation.

"***ERISA Similar Law***" means any laws or regulations similar to ERISA or *Section 4975* of the Internal Revenue Code which regulates Governmental Plan Investors.

"***Erroneous Payment***" is defined in *Section 11.12(a)*.

"***Erroneous Payment Deficiency Assignment***" is defined in *Section 11.12(d)*.

"***Erroneous Payment Impacted Class***" is defined in *Section 11.12(d)*.

"**Erroneous Payment Return Deficiency**" is defined in **Section 11.12(d)**.

"**Erroneous Payment Subrogation Rights**" is defined in **Section 11.12(d)**.

"**EU Bail-In Legislation Schedule**" means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor Person), as in effect from time to time.

"**Eurocurrency Rate**" means, for any Interest Period with respect to a Eurocurrency Rate Loan, the rate *per annum* equal to the Term SOFR; *provided* that, if more than one rate is published by Reuters (or such other commercially available source providing quotations of such applicable rate, as designated by the Administrative Agent from time to time in its reasonable discretion), the applicable rate shall be the arithmetic mean of all such rates (rounded upwards if necessary to the nearest 1/100 of 1%), *provided*, *further*, that, if the Eurocurrency Rate shall be less than zero (0), such rate shall deemed to be zero (0) for all purposes of this Credit Agreement; *provided, further*, that to the extent a comparable or successor rate is approved by the Administrative Agent in connection with any rate set forth in this definition, the approved rate shall be applied in a manner consistent with market practice; *provided, further* that to the extent such market practice is not administratively feasible for the Administrative Agent, such approved rate shall be applied in a manner as otherwise reasonably determined by the Administrative Agent.

"**Eurocurrency Rate Loan**" means a Loan made hereunder with respect to which the interest rate is calculated by reference to the Eurocurrency Rate for a particular Interest Period. Eurocurrency Rate Loans shall be denominated in Dollars.

"**Event of Default**" is defined in **Section 10.01** hereof.

"**Excluded Taxes**" means any of the following Taxes imposed on or with respect to any Recipient or required to be withheld or deducted from a payment to a Recipient: (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case: (i) imposed as a result of such Recipient being organized under the Laws of, or having its principal office or, in the case of any Lender, its Lending Office located in, the jurisdiction imposing such Tax (or any political subdivision thereof); or (ii) that are Other Connection Taxes; (b) U.S. federal withholding Taxes imposed on amounts payable to or for the account of such Recipient with respect to an applicable interest in a Loan or Commitment pursuant to a Law in effect on the date on which: (i) such Recipient acquires such interest in the Loan or Commitment (other than pursuant to an assignment request by Borrower under **Section 12.12**) or becomes the Administrative Agent; or (ii) such Recipient changes its office for receiving payments on account of the Borrowers, except in each case to the extent that, pursuant to **Section 4.01(a)** or **Section 4.01(c)**, amounts with respect to such Taxes were payable either to such Recipient's predecessor immediately before such Recipient became a party hereto or to such Recipient immediately before it changed its office for receiving payments on account of the Borrowers; (c) Taxes attributable to such Recipient's failure to comply with **Section 4.01(e)** or **Section 4.01(f)**; and (d) any withholding Taxes imposed pursuant to FATCA.

"**Exclusion Event**" is defined in **Section 2.01(c)** hereof.

"**Facility**" means, collectively, the Revolving Facility and the Term Facility.

"**Facility Extension Fee**" means a fee as agreed by Borrower and the Administrative Agent in the Fee Letter.

"***Facility Extension Request***" means the notice in substantially the form of ***Exhibit L*** attached hereto pursuant to which Borrower request an extension of the Stated Maturity Date in accordance with ***Section 2.16*** hereof.

"***FATCA***" means *Sections 1471* through *1474* of the Code, as of the date of this Credit Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) any current or future regulations or official interpretations thereof and any agreements entered into pursuant to *Section 1471(b)(1)* of the Code and any rules or guidance implementing such agreements and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement, treaty or convention among Governmental Authorities and implementing such Sections of the Code.

"***Federal Funds Rate***" means, for any day, the rate *per annum* equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that: (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate (rounded upward, if necessary, to a whole multiple of 1/100 of 1%) charged to SMBC on such day on such transactions as determined by Administrative Agent; *provided* that, if the Federal Funds Rate shall be less than zero (0), such rate shall deemed to be zero (0) for all purposes of this Credit Agreement.

"***Fee Letter***" means that certain fee letter agreement by and between Borrower and the Administrative Agent, dated as of the date hereof, as it may be amended, restated or supplemented from time to time.

"***Floor***" means the benchmark rate floor, if any, provided in this Credit Agreement initially (as of the execution of this Credit Agreement, the modification, amendment or renewal of this Credit Agreement or otherwise) with respect to the applicable Eurocurrency Rate.

"***Foreign Lender***" means: (a) if the Borrower is a U.S. Person, a Lender that is not a U.S. Person; and (b) if the Borrower is not a U.S. Person, a Lender that is resident or organized under the laws of a jurisdiction other than that in which the Borrower is resident for tax purposes. For purposes of this definition, the United States, each State thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.

"***General Partner***" is defined in the preamble to this Credit Agreement.

"***Generally Accepted Accounting Principles***" means those generally accepted accounting principles and practices that are recognized as such by the Financial Accounting Standards Board or through other appropriate boards or committees thereof, and that are consistently applied for all periods, after the date hereof, so as to properly reflect the financial position of Credit Parties, except that any accounting principle or practice required to be changed by the Financial Accounting Standards Board (or other appropriate board or committee of the said Board) in order to continue as a generally accepted accounting principle or practice may be so changed.

"***Government Official***" means, collectively, any officer, employee, official, representative, or any Person acting for or on behalf of any Governmental Authority or public international organization, any political party or official thereof and any candidate for political office.

"*Governmental Authority*" means the government of the United States or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

"*Governmental Plan Investor*" means an Investor that (a) is a pension plan and (b) is a governmental plan as defined in *Section 3(32)* of ERISA.

"*Guaranty Obligations*" means, with respect to any Person, without duplication, any obligations (other than endorsements in the ordinary course of business of negotiable instruments for deposit or collection) guaranteeing any Indebtedness of any other Person in any manner, whether direct or indirect, and including without limitation any obligation, whether or not contingent: (a) to purchase any such Indebtedness or other obligation or any property constituting security therefor; (b) to advance or provide funds or other support for the payment or purchase of such Indebtedness or obligation or to maintain working capital, solvency or other balance sheet condition of such other Person (including, without limitation, maintenance agreements, comfort letters, take or pay arrangements, put agreements or similar agreements or arrangements) for the benefit of the holder of Indebtedness of such other Person; (c) to lease or purchase property, securities or services primarily for the purpose of assuring the owner of such Indebtedness; or (d) to otherwise assure or hold harmless the owner of such Indebtedness or obligation against loss in respect thereof.

"*Hazardous Material*" means any substance, material, or waste which is or becomes regulated, under any Environmental Law, as hazardous to public health or safety or to the environment, including, but not limited to: (a) any substance or material designated as a "*hazardous substance*" pursuant to *Section 311* of the Clean Water Act, as amended, 33 U.S.C. §1251 *et seq.*, or listed pursuant to *Section 307* of the Clean Water Act, as amended; (b) any substance or material defined as "*hazardous waste*" pursuant to *Section 1004* of the Resource Conservation and Recovery Act, as amended, 42 U.S.C. §6901 *et seq.*; (c) any substance or material defined as a "*hazardous substance*" pursuant to *Section 101* of the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. §9601 *et seq.*; or (d) petroleum, petroleum products and petroleum waste materials.

"*Included Investor*" means an Investor: (a) either on the Closing Date, or after the Closing Date that has been so approved and designated by Administrative Agent and the Required Lenders (each acting in its reasonable discretion) as an Included Investor, in each case, such Investor to be set forth on Exhibit A hereto; and (b) that has delivered to Administrative Agent the information and documents required under *Section 6.01(q)* or *9.05(c)*, with such Investor's Side Letter not containing rights inconsistent with the rights of the Lenders under any Loan Document (as determined by the Administrative Agent acting reasonably); *provided* that a Defaulting Investor shall no longer be an Included Investor until such time as all Exclusion Events affecting such Investor have been cured and such Investor shall have been approved as an Included Investor in the sole and absolute discretion of Administrative Agent and all of the Lenders.

"*Indebtedness*" means, as to any Person at a particular time, without duplication, all of the following, whether or not included as indebtedness or liabilities in accordance with Generally Accepted Accounting Principles:

(a) all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments;

(b)   all direct or contingent obligations of such Person arising under letters of credit (including standby and commercial), bankers' acceptances, bank guaranties and similar instruments;

(c)   all net obligations of such Person under any Swap Contract;

(d)   all obligations of such Person to pay the deferred purchase price of property or services (other than trade accounts, accrued liabilities or other accounts payable or current liabilities arising in the ordinary course of business);

(e)   all indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being acquired by such Person (including indebtedness arising under conditional sales or other title retention agreements), to the extent such indebtedness shall have been assumed by such Person to the extent of the value of property secured by such Lien if such indebtedness is limited in recourse;

(f)   all Capital Leases and Synthetic Lease Obligations; and

(g)   all Guaranty Obligations of such Person in respect of any of the foregoing.

For all purposes hereof, the Indebtedness of any Person shall include the Indebtedness of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company) in which such Person is a general partner or a joint venturer, unless such Indebtedness is expressly made non-recourse to such Person. The amount of any net obligation under any Swap Contract on any date shall be deemed to be the Swap Termination Value thereof as of such date. The amount of any Capital Lease or Synthetic Lease Obligation as of any date shall be deemed to be the amount of Attributable Indebtedness in respect thereof as of such date.

"*Indemnified Taxes*" means: (a) Taxes other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Credit Party under any Loan Document; and (b) to the extent not otherwise described in *clause (a)*, Other Taxes.

"*Indemnitee*" is defined in *Section 12.06(b)* hereof.

"*Information*" is defined in *Section 12.17* hereof.

"*Interest Option*" means each of the Eurocurrency Rate and the Base Rate.

"*Interest Payment Date*" means: (a) as to any Loan other than a Base Rate Loan, the last day of each Interest Period applicable to such Loan; (b) as to a Base Rate Loan, the first Business Day of each April, July, October and January, for the quarter ending on the last Business Day of the preceding March, June, September and December; and (c) as to any Loan, the Maturity Date.

"*Interest Period*" means, with respect to a Eurocurrency Rate Loan, a period:

(a)   commencing on:

(i)   the borrowing date of such Eurocurrency Rate Loan; or

(ii)   the termination date of the immediately preceding Interest Period; and

(b)   ending one (1) month or three (3) months thereafter (subject to availability of a Benchmark rate applicable to such tenor); *provided, however*, that:

(i)   any Interest Period that would otherwise end on a day that is not a Business Day shall be extended to the next succeeding Business Day unless such Business Day falls in another calendar month, in which case such Interest Period shall end on the next preceding Business Day;

(ii)   any Interest Period which begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall, subject to *clause (i)* above, end on the last Business Day of a calendar month;

(iii)   if the Interest Period would otherwise end after the Stated Maturity Date, such Interest Period shall end on the Stated Maturity Date; and

(iv)   no tenor that has been removed from this definition pursuant to *Section 4.07(d)* shall be available for borrowing hereunder.

"*Internal Revenue Code*" or "*Code*" means the United States Internal Revenue Code of 1986, as amended.

"*Investment Exclusion Event*" shall mean the exclusion or excuse of any Investor from participating in any investment in a particular investment pursuant to the Partnership Agreement.

"*Investor*" means a Partner of Borrower; and "*Investors*" means any two or more of such Persons, collectively.

"*Investor Designation Letter*" means a letter executed by the Administrative Agent and countersigned by the Borrower on the designation of Borrowing Base Investors under this Credit Agreement, in form and substance reasonably acceptable to Administrative Agent.

"*Investor Letter*" means a letter agreement in form and substance reasonably acceptable to the Administrative Agent executed by each Investor and delivered to the Administrative Agent.

"*IRS*" means the United States Internal Revenue Service.

"*ISDA*" means the International Swaps and Derivatives Association, Inc.

"*ISDA Definitions*" means the 2006 ISDA Definitions published by ISDA or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time by ISDA or such successor thereto.

"*Judgment Currency*" is defined in *Section 12.18* hereof.

"*Key Person*" has the meaning given to such term in the Partnership Agreement.

"*Key Person Event*" means, at any time, any Key Person ceases to be a member of the General Partner or ceases to be a Qualified Individual.

"*KYC Compliant*" means any Person who has satisfied all requests for information from the Lenders for "know-your-customer" and other anti-terrorism, anti-money laundering and similar rules and regulations and related policies and who would not result in any Lender being non-compliant with any such rules and regulations and related policies were such Person to enter into a banking relationship with such Lender, including, but not limited to, any information required to be obtained by the Lender pursuant to the Beneficial Ownership Regulation.

"*Laws*" means, collectively, all international, foreign, Federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of law.

"*Legal Reservations*" means all matters which are set out as qualifications or reservations as to matters of law of general application in any legal opinions supplied in accordance with *Section 6.01(o)* of this Credit Agreement.

"*Lender*" means each lending institution listed on the signature pages hereof, each lending institution that becomes a Lender hereunder pursuant to *Section 12.11* hereof or otherwise, and "*Lenders*" means more than one Lender.

"*Lender Joinder Agreement*" means an agreement substantially in the form of *Exhibit G*, pursuant to which a new Lender joins the Credit Facility as contemplated by *Section 12.11* hereof.

"*Lending Office*" means, as to any Lender, the office or offices of such Lender (or an affiliate of such Lender) described as such in such Lender's administrative questionnaire delivered to Administrative Agent, or such other office or offices as a Lender may from time to time notify Borrower and Administrative Agent.

"*Lien*" means any lien, mortgage, charge, security interest, tax lien, pledge, encumbrance, or conditional sale or title retention arrangement, or any other interest in property designed to secure the repayment of indebtedness, whether arising by agreement or under common law, any statute or other law, contract, or otherwise.

"*Loan*" means a Term Loan and/or a Revolving Loan, as the case may be.

"*Loan Documents*" means this Credit Agreement, the Notes (including any renewals, extensions, re-issuances and refundings thereof), each of the Collateral Documents, each Investor Designation Letter, the Fee Letter, each Assignment and Assumption, each Lender Joinder Agreement, each Investor Letter, and such other agreements and documents, and any amendments or supplements thereto or modifications thereof, executed or delivered pursuant to the terms of this Credit Agreement or any of the other Loan Documents and any additional documents delivered in connection with any such amendment, supplement or modification.

"*Loan Notice*" means a notice of a Borrowing pursuant to *Section 2.03(a)* or *2.03(b)*, which, if in writing, shall be substantially in the form of *Exhibit C*.

"*Margin Stock*" shall have the meaning assigned to such term in Regulation U.

"*Material Adverse Effect*" means any circumstances or events which could reasonably be expected to have a material adverse effect upon: (a) the validity or enforceability of any of the Loan Documents against any of the Credit Parties to which it is a party; (b) the ability of any of the Credit Parties to fulfill its obligations under the Loan Documents to which it is a party; (c) the obligation and the liability of any Credit Party to fulfill its obligations under its Constituent Documents; or (d) the obligation and the liability of General Partner to fulfill its obligations under the Partnership Agreement.

"*Maturity Date*" means the earliest of: (a) the Stated Maturity Date; (b) the date upon which Administrative Agent declares the Obligations due and payable after the occurrence of an Event of Default; (c) the date that is forty-five (45) days prior to the date on which Borrower's and/or General Partner's ability to call Capital Commitments for the purpose of repaying the Obligations is terminated; and (d) the date upon which Borrower terminate the Commitments in whole pursuant to *Section 3.06* hereof or otherwise.

"*Maximum Commitment*" means an amount equal to $550,000,000, as it may be reduced by Borrower pursuant to *Section 3.06*. For the avoidance of doubt, the Maximum Commitment is inclusive of both the Revolving Loan Commitment and the Term Loan Commitment.

"*Maximum Rate*" means, on any day, the highest rate of interest (if any) permitted by applicable law on such day.

"*Moody's*" means Moody's Investors Service, Inc. and any successor thereto.

"*Multiemployer Plan*" means any employee benefit plan of the type described in *Section 4001(a)(3)* of ERISA, to which any Credit Party or any ERISA Affiliate makes or is obligated to make contributions, or during the preceding six (6) plan years, has made or been obligated to make contributions.

"*Multiple Employer Plan*" means any employee benefit plan which has two or more contributing sponsors (at least one of which is a Credit Party or ERISA Affiliate) at least two of whom are not under common control, as such a plan is described in *Section 4064* of ERISA.

"*Non-Consenting Lender*" is defined in *Section 12.12* hereof.

"*Non-Recourse Parties*" is defined in *Section 12.16* hereof.

"*Notes*" means the promissory notes provided for in *Section 3.01* hereof, and all promissory notes delivered in substitution or exchange therefor, as such notes may be amended, restated, reissued, extended or modified; and "*Note*" means any one of the Notes.

"*Obligations*" means all present and future indebtedness, obligations, and liabilities (including any Erroneous Payment Subrogation Rights) of any Credit Party to the Lenders, and all renewals and extensions thereof, or any part thereof (including, without limitation, the Loan), or any part thereof, arising pursuant to this Credit Agreement (including, without limitation, the indemnity provisions hereof) or represented by the Notes, and all interest accruing thereon, and reasonable and documented attorneys' fees of outside counsel incurred in the enforcement or collection thereof, regardless of whether such indebtedness, obligations, and liabilities are direct, indirect, fixed, contingent, joint, several, or joint and several; together with all indebtedness, obligations, and liabilities of any Credit Party to the Lenders evidenced or arising pursuant to any of the other Loan Documents, and all renewals and extensions thereof, or any part thereof.

"*OFAC*" means the Office of Foreign Assets Control of the United States Department of Treasury.

"*Other Connection Taxes*" means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).

"**Other Taxes**" means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to *Section 4.06*).

"**Participant**" is defined in *Section 12.11(e)* hereof.

"**Participant Register**" is defined in *Section 12.11(e)* hereof.

"**Partner**" means the General Partner, any limited partner, or a member or equity holder of Borrower, and reference to "**Partners**" shall be to all of such limited partners, members, or equity holders and the General Partner, collectively.

"**Partnership Agreement**" means that certain Amended and Restated Limited Partnership Agreement of Borrower dated as of the date hereof, as it may be amended, restated or supplemented from time to time.

"**Patriot Act**" is defined in *Section 12.19* hereof.

"**Payment Recipient**" is defined in *Section 11.12(a)*.

"**Pension Plan**" means any employee pension benefit plan (including a Multiple Employer Plan or a Multiemployer Plan) that is maintained or is contributed to by any Credit Party or any ERISA Affiliate and is either covered by *Title IV* of ERISA or is subject to the minimum funding standards under *Section 412* of the Internal Revenue Code.

"**Perfection Requirements**" means the making or the procuring of the necessary registrations, filing, endorsements, notarisation, stampings, notifications, acknowledgments and/or waivers under the Collateral Documents necessary for the validity and enforceability of the security interest created thereunder.

"**Person**" means an individual, sole proprietorship, joint venture, association, trust, estate, business trust, corporation, non-profit corporation, partnership, sovereign government or agency, instrumentality, or political subdivision thereof, or any similar entity or organization.

"**Plan**" means any Pension Plan or any retirement medical plan, each as established or maintained for employees of any Credit Party or any ERISA Affiliate, or any such Plan to which any Credit Party or any ERISA Affiliate is required to contribute on behalf of any of its employees.

"**Plan Assets**" means "*plan assets*" within the meaning of the Plan Assets Regulation.

"**Plan Assets Regulation**" means 29 C.F.R. §2510.3-101, *et seq.*, as modified by *Section 3(42)* of ERISA.

"**Potential Default**" means any condition, act, or event which, with the giving of notice or lapse of time or both, would become an Event of Default.

"***Prime Rate***" means the *per annum* rate, as of any date of determination, equal to the rate as of such date published in the "Money Rates" section of *The Wall Street Journal* as being the "Prime Rate". The Prime Rate will change as of the date of publication in *The Wall Street Journal* of a Prime Rate that is different from that published on the preceding Business Day. In the event that *The Wall Street Journal* shall, for any reason, fail or cease to publish the Prime Rate, the Administrative Agent shall choose a reasonably comparable index or source to use as the basis for the Prime Rate.

"***Principal Obligation***" means the aggregate outstanding principal amount of the Loans.

"***Property***" means any real property, improvements thereon and any leasehold or similar interest in real property which is owned, directly or indirectly, by any Credit Party, or secures any investment of any Credit Party.

"***Proposed Amendment***" is defined in ***Section 9.04*** hereof.

"***PTE***" is defined in ***Section 11.13***.

"***QFC***" is defined in ***Section 12.24***.

"***QFC Credit Support***" is defined in ***Section 12.24***.

"***Qualified Individual***" has the meaning set forth in the Partnership Agreement.

"***Rating***" means, for any Person, its senior unsecured debt rating (or equivalent thereof, such as, but not limited to, a corporate credit rating, issuer rating/insurance financial strength rating (for an insurance company), general obligation rating (for a governmental entity), or revenue bond rating (for an educational institution)) from either of S&P or Moody's.

"***Recipient***" means Administrative Agent or any Lender.

"***Reference Time***" with respect to any setting of the then-current Benchmark means (a) if such Benchmark is SOFR, then four (4) Business Days prior to (x) if the date of such setting is a Business Day, such date, or (y) if the date of such setting is not a Business Day, the Business Day immediately preceding such date, and (b) such other time determined by the Administrative Agent in its reasonable discretion.

"***Register***" is defined in ***Section 12.11(d)*** hereof.

"***Regulation U***" means Regulation U of the Board of Governors of the Federal Reserve System, from time to time in effect, and shall include any successor or other regulation relating to reserve requirements or margin requirements, as the case may be, applicable to member banks of the Federal Reserve System.

"***Related Parties***" means, with respect to any Person, such Person's Affiliates and the partners, directors, officers, employees, agents and advisors of such Person and of such Person's Affiliates.

"***Release***" means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching, or migration of Hazardous Materials into the environment, or into or out of any Property, including the movement of any Hazardous Material through or in the air, soil, surface water, groundwater, of any Property.

"***Relevant Governmental Body***" means the Federal Reserve Board or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board or the Federal Reserve Bank of New York, or any successor.

"***Request for Credit Extension***" means a Loan Notice.

"***Required Lenders***" means, as of any date of determination, Lenders having greater than fifty percent (50%) of the aggregate Commitments or, if the commitment of each Lender to make the Loan has been terminated pursuant to ***Section 10.02***, Lenders holding in the aggregate greater than fifty percent (50%) of the aggregate Principal Obligation; *provided* that, at any time there are two (2) or more Lenders party hereto, any decision to be made by the Required Lenders shall be approved by: (a) at least two (2) Lenders; and (b) each Lender that serves as an Arranger; *provided further* that, the Commitment of, and the portion of the Principal Obligation held or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of the Required Lenders.

"***Resolution Authority***" means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

"***Responsible Officer***" means: (a) in the case of a corporation, its chief executive officer, president, chief financial officer, senior vice president, any vice president or treasurer, and, in any case where two Responsible Officers are acting on behalf of such corporation, the second such Responsible Officer may be a secretary or assistant secretary; (b) in the case of a limited partnership, the Responsible Officer of the general partner, acting on behalf of such general partner in its capacity as general partner; or (c) in the case of a limited liability company, its manager, its managing member, its president or any vice president or the Responsible Officer of its manager or its managing member, acting on behalf of such manager or managing member in its capacity as manager or managing member.

"***Responsible Party***" means, for any Governmental Plan Investor: (a) if the state under which the Governmental Plan Investor operates is obligated to fund the Governmental Plan Investor and is liable to fund any shortfalls, the state; and (b) otherwise, the Governmental Plan Investor itself.

"***Revolving Advance***" means each Advance that is not a Term Advance and is funded under the Revolving Facility in accordance herewith.

"***Revolving Borrowing***" means a borrowing consisting of Revolving Loans made by each of the Lenders.

"***Revolving Facility***" means the Revolving Loan Commitments and all Revolving Advances thereunder.

"***Revolving Loan***" means the extension of a Revolving Advance in the form of a Base Rate Loan or a Eurocurrency Rate Loan.

"***Revolving Loan Commitment***" means, with respect to each Lender, the commitment of such Lender to advance Revolving Advances pursuant to ***Section 2.01(a)(i)*** in the amount set forth opposite such Lender's name (in the column labeled "Revolving Loan Commitment") on ***Schedule 1.01A*** hereof.

"***S&P***" means S&P Global Ratings, a subsidiary of the S&P Global, Inc. and any successor thereto.

"***Sanction(s)***" means any economic or financial sanctions or trade embargoes imposed, administered, or enforced by the United States (including, without limitation, the U.S. Department of

Commerce, the U.S. Department of State, and OFAC), the United Nations Security Council, the European Union, His Majesty's Treasury or other relevant sanctions authority.

"***Sanctioned Person***" means any Person (a) listed on any Sanctions-related list, (b) located, organized, operating, or resident in any Designated Jurisdiction, including its agencies and instrumentalities, or (c) owned or controlled by any Person in the foregoing clauses (a) or (b), or (d) that is otherwise the target of Sanctions.

"***Secured Parties***" means the Administrative Agent and the Lenders.

"***Security Agreement***" means, as the context may require, a security agreement in substantially the form of ***Exhibit D***.

"***SEMS***" means the Superfund Enterprise Management System.

"***Side Letter***" means a side letter agreement, if any, among one or more Investors, the Borrower and the General Partner, with respect to such Investor's subscription for an Equity Interest in Borrower.

"***SMBC***" is defined in the preamble to this Credit Agreement.

"***SOFR***" means, with respect to any Business Day, a rate *per annum* equal to the secured overnight financing rate for such Business Day published by the SOFR Administrator on the SOFR Administrator's Website on the immediately succeeding Business Day.

"***SOFR Administrator***" means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

"***SOFR Administrator's Website***" means the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org, or any successor source for the secured overnight financing rate identified as such by the SOFR Administrator from time to time.

"***Sponsor***" means, (a) for any ERISA Investor, a sponsor as that term is understood under ERISA, specifically, the entity that established the plan and is responsible for the maintenance of the plan and, in the case of a plan that has a sponsor and participating employers, the entity that has the ability to amend or terminate the plan, and in the case of an ERISA Investor that is an individual retirement account or individual retirement annuity, the owner of such account or annuity for whose benefit the account or annuity has been established, and (b) for any Endowment Fund Investor, the state chartered, "not-for-profit" university or college that has established such fund for its exclusive use and benefit. As used herein, the term "not-for-profit" means an entity formed not for pecuniary profit or financial gain and for which no part of its assets, income or profit is distributable to, or inures to the benefit of, its members, directors or officers.

"***Subordinated Claims***" is defined in ***Section 5.06*** hereof.

"***Subscription Agreement***" means the subscription agreement, if any, executed by an Investor in connection with the subscription for an Equity Interest in Borrower.

"***Subsidiary***" of a Person means a corporation, company, partnership, joint venture, limited liability company or other business entity of which a majority of the shares of securities or other interests having ordinary voting power for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency) are at the time beneficially owned, or the management of which is otherwise controlled, directly, or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise specified, all references herein to a "**Subsidiary**" or to "**Subsidiaries**" shall refer to a Subsidiary or Subsidiaries of a Credit Party.

"**Supported QFC**" is defined in **Section 12.24**.

"**Swap Contract**" means: (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement; and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by ISDA, any International Foreign Exchange Master Agreement, or any other master agreement, including any such obligations or liabilities under any such master agreement.

"**Swap Termination Value**" means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts: (a) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s); and (b) for any date prior to the date referenced in *clause (a)*, the amount(s) determined as the mark-to-market value(s) for such Swap Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Contracts (which may include a Lender or any Affiliate of a Lender).

"**Synthetic Lease Obligation**" means the monetary obligation of a Person under: (a) a so-called synthetic, off-balance sheet or tax retention lease; or (b) an agreement for the use or possession of property creating obligations that do not appear on the balance sheet of such Person but which, upon the insolvency or bankruptcy of such Person, would be characterized as the indebtedness of such Person (without regard to accounting treatment).

"**Taxes**" means all present or future taxes, including, without limitation, stamp taxes (including mortgage recording taxes), levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

"**Term Advance**" means the single Advance funded under the Term Facility by the Lenders pursuant to and in accordance with **Section 2.01(a)(ii)** hereof.

"**Term Borrowing**" means a borrowing consisting of the Term Loan made by each of the Lenders.

"**Term Facility**" means the Term Loan Commitments and all Term Advances thereunder.

"**Term Loan**" means the extension of a Term Advance in the form of a Base Rate Loan or a Eurocurrency Rate Loan.

"**Term Loan Commitment**" means, with respect to each Lender, the commitment of such Lender to make the Term Advance pursuant to **Section 2.01(a)(ii)** in the amount set forth opposite such Lender's name (in the column labeled "Term Loan Commitment") on **Schedule 1.01A** hereof.

"**Term SOFR**" means, with respect to any Loan for any day, the Term SOFR Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the "**Term SOFR Determination Day**") that is two (2) Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator for such day at 6:00 a.m. (New York City time); *provided*, however, that if as of 5:00 p.m. (New York City time) on any Term SOFR Determination Day the Term SOFR Reference Rate for the foregoing tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding Business Day is not more than three (3) Business Days prior to such Term SOFR Determination Day.

"**Term SOFR Administrator**" means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Administrative Agent in its reasonable discretion).

"**Term SOFR Reference Rate**" means the forward-looking term rate based on SOFR.

"**Transfer**" has the meaning assigned to such term in the Partnership Agreement.

"**Type of Loan**" means any type of Loan (*i.e.*, a Base Rate Loan or Eurocurrency Rate Loan).

"**UCC**" means the Uniform Commercial Code as adopted in the State of New York and any other state, which governs creation or perfection (and the effect thereof) of security interests in any Collateral for the Obligations.

"**UK Financial Institution**" means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

"**UK Resolution Authority**" means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

"**Unadjusted Benchmark Replacement**" means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

"**Unfunded Commitment**" means, with respect to any Investor at any time, such Investor's "Available Commitment" as defined in the Partnership Agreement.

"**Unused Commitment Fees**" is defined in *Section 2.11* hereof.

"**U.S. Government Securities Business Day**" means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

"**U.S. Person**" means any Person that is a "*United States Person*" as defined in *Section 7701(a)(30)* of the Code.

"*U.S. Special Resolution Regimes*" is defined in *Section 12.24* hereof.

"*U.S. Tax Compliance Certificate*" has the meaning specified in *Section 4.01(e)(ii)(B)(3)*.

"*Write-Down and Conversion Powers*" means, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

1.02   **Other Definitional Provisions**. All terms defined in this Credit Agreement shall have the above-defined meanings when used in the Notes or any other Loan Documents or any certificate, report or other document made or delivered pursuant to this Credit Agreement, unless otherwise defined in such other document.

(a)   Defined terms used in the singular shall import the plural and vice versa.

(b)   The words "*hereof,*" "*herein,*" "*hereunder,*" and similar terms when used in this Credit Agreement shall refer to this Credit Agreement as a whole and not to any particular provisions of this Credit Agreement.

(c)   Article, Section, Exhibit and Schedule references are to the Loan Document in which such reference appears.

(d)   The term "*including*" is by way of example and not limitation.

(e)   The term "*documents*" includes any and all instruments, documents, agreements, certificates, notices, reports, financial statements and other writings, however evidenced, whether in physical or electronic form.

(f)   In the computation of periods of time from a specified date to a later specified date, the word "*from*" means "*from and including;*" the words "*to*" and "*until*" each mean "*to but excluding;*" and the word "*through*" means "*to and including.*"

(g)   Section headings herein and in the other Loan Documents are included for convenience of reference only and shall not affect the interpretation of this Credit Agreement or any other Loan Document.

1.03   **Times of Day**. Unless otherwise specified in the Loan Documents, time references are to time in New York, New York.

1.04   **Accounting Terms**.

(a)   **Generally**. All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Credit Agreement shall be prepared in conformity with, Generally Accepted Accounting Principles applied on a consistent basis, as in effect from time to time, applied in a manner consistent with that used in preparing the audited financial statements of the Credit Parties, except as otherwise specifically prescribed herein. Notwithstanding the foregoing, for purposes of determining compliance with any covenant (including the computation of any financial covenant) contained herein, Indebtedness of the Credit Parties and their Subsidiaries shall be deemed to be carried at one hundred percent (100%) of the outstanding principal amount thereof, and the effects of FASB ASC 825 and FASB ASC 470-2047 on financial liabilities shall be disregarded.

(b) **Changes in GAAP**. If at any time any change in Generally Accepted Accounting Principles (including the adoption of IFRS) would affect the computation of any financial ratio or requirement set forth in any Loan Document, and either a Borrower or Required Lenders shall so request, Administrative Agent, the Lenders and Borrower shall negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such change in Generally Accepted Accounting Principles (subject to the approval of the Required Lenders); *provided that*, until so amended: (i) such ratio or requirement shall continue to be computed in accordance with Generally Accepted Accounting Principles prior to such change therein; and (ii) Borrower shall provide to Administrative Agent and the Lenders financial statements and other documents required under this Credit Agreement or as reasonably requested hereunder setting forth a reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in Generally Accepted Accounting Principles.

1.05 **Certifications**. Any certificate or other writing required hereunder or under any other Loan Document to be certified by a Responsible Officer of any Person shall be deemed to be executed and delivered by such Responsible Officer solely in such individual's capacity as a Responsible Officer of such Person and not in such Responsible Officer's individual capacity.

1.06 **Interest Rate**. Administrative Agent does not warrant or accept any responsibility for, and shall not have any liability with respect to, (i) the administration of, submission of, calculation of or any other matter related to the rates in the definition of "*Eurocurrency Rate*", as applicable, or with respect to any alternative, comparable or successor rate thereto, or replacement rate thereof (including any then-current Benchmark or any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement reference rate (including any Benchmark Replacement), as it may or may not be adjusted pursuant to *Section 4.07* hereof, will be similar to, or produce the same value or economic equivalence of, the Eurocurrency Rate or any other Benchmark, or have the same volume or liquidity as did the London interbank offered rate or any other Benchmark prior to its discontinuance or unavailability, or (ii) the effect, implementation or composition of any Benchmark Replacement Conforming Changes.

2. **LOANS**.

2.01 **The Commitment**.

(a) **Committed Amount**. Subject to the terms and conditions herein set forth, each Lender severally agrees (i) during the Availability Period, to extend to the Borrower Revolving Advances under the Revolving Facility and (ii) to make a single advance of the Term Advance under the Term Facility, in each case, to the Borrower in its pro rata share of the Borrowing requested on such date. Notwithstanding any term to the contrary set forth in this Credit Agreement, (i) other than (x) the single Term Advance made pursuant to this Credit Agreement, and (y) the Revolving Advances, Lenders shall have no obligation to loan any additional funds, and

(ii) any amounts borrowed hereunder under the Term Facility and repaid or prepaid may not be reborrowed.

(b) **Limitation on Borrowing**. Notwithstanding anything to the contrary herein contained and except as provided in the proviso below, the Lenders shall not be required to advance any Borrowing, if:

(i) after giving effect to such Borrowing, the Principal Obligation would exceed the Available Loan Amount;

(ii) [reserved]; or

(iii) any of the conditions in *Section 6.02* are not satisfied.

(c) **Exclusion Events**. If any of the following events (each, an "*Exclusion Event*") shall occur with respect to any Borrowing Base Investor or, if applicable, the Sponsor, Responsible Party, or Credit Provider of such Borrowing Base Investor (such Investor hereinafter referred to as a "*Defaulting Investor*"), then such Investor shall no longer be a Borrowing Base Investor:

(i) such Investor (or its Sponsor, Responsible Party or Credit Provider, as applicable) shall: (A) apply for or consent to the appointment of a receiver, trustee, custodian, intervenor, or liquidator of itself or of all or a substantial part of its assets; (B) file a voluntary petition as debtor in bankruptcy or admit in writing that it is unable to pay its debts as they become due; (C) make a general assignment for the benefit of creditors; (D) file a petition or answer seeking reorganization or an arrangement with creditors or take advantage of any Debtor Relief Laws; (E) file an answer admitting the material allegations of, or consent to, or default in answering, a petition filed against it in any bankruptcy, reorganization, or insolvency proceeding; or (F) take any personal, partnership, limited liability company, corporate or trust action, as applicable, for the purpose of effecting any of the foregoing;

(ii) an order, order for relief, judgment, or decree shall be entered by any court of competent jurisdiction or other competent authority approving a petition seeking such Investor's (or its Sponsor's, Responsible Party's or Credit Provider's, as applicable) reorganization or appointing a receiver, custodian, trustee, intervenor, or liquidator of such Person or of all or substantially all of its assets and such order, judgment or decree shall continue unstayed and in effect for a period of sixty (60) days;

(iii) any final judgment(s) for the payment of money which in the aggregate exceed fifteen percent (15%) of the net worth of such Investor (or its Sponsor Responsible Party or Credit Provider, as applicable) shall be rendered against such Person, and such judgment or judgments shall not be satisfied or discharged, stayed or covered by insurance reasonably satisfactory in scope to Administrative Agent within thirty (30) days of issuance;

(iv) such Investor (or its Sponsor, Responsible Party or Credit Provider, as applicable) shall repudiate, challenge, or declare unenforceable its obligation to make contributions to the capital of the Borrower pursuant to its Capital Commitment or a Capital Call Notice; shall otherwise disaffirm any material provision of its Subscription Agreement, the Partnership Agreement, Side Letter, its Investor Letter, or its Credit Support Documents relating to Capital Contributions, or its obligations under any of such documents shall be or become unenforceable (including, without limitation, upon the occurrence of an applicable trigger event under the Side Letter of such Investor which would entitle such Investor to terminate its obligations under the Partnership Agreement, cease funding Capital Contributions and/or withdraw from the Borrower);

(v)   such Investor shall fail to make a contribution to the capital of the Borrower on the date when such Capital Contribution is initially due pursuant to the applicable Capital Call Notice (without regard to any grace, notice or cure period contained in the Partnership Agreement);

(vi)   any representation or warranty made under its Investor Letter, its Credit Support Documents, the Partnership Agreement, Side Letter, or its Subscription Agreement to which it (or its Sponsor, Responsible Party or Credit Provider, as applicable) is a party shall prove to be untrue or inaccurate in any material respect, as of the date on which such representation or warranty is made, and such Person shall fail to cure the adverse effect of the failure of such representation or warranty within thirty (30) days after written notice thereof is delivered by Administrative Agent to the Borrower and to such Person;

(vii)   such Investor shall Transfer, pledge, encumber, or withdraw, or the occurrence of any event which permits the withdrawal by such Investor of, any portion of its Equity Interest in the Borrower, or any portion of such Investor's Equity Interest is cancelled, reduced, excused, suspended or deferred;

(viii)   any default shall occur in the performance by it (or its Sponsor, Responsible Party or Credit Provider, as applicable) of any of the covenants or agreements contained in its Investor Letter, its Credit Support Documents, Subscription Agreement, Side Letter, or the Partnership Agreement executed by it (except, in each case, as otherwise specifically addressed in this *Section 2.01(c)*, in which case no grace period beyond any provided for herein shall apply), and such default shall continue uncured to the satisfaction of Administrative Agent for a period of thirty (30) days after written notice thereof has been given by Administrative Agent to the Borrower and to such Investor;

(ix)   [reserved];

(x)   such Investor shall otherwise become a Sanctioned Person or, to any Credit Party's or Administrative Agent's knowledge, such Investor's funds to be used in connection with funding Capital Calls are derived from illegal or suspicious activities;

(xi)   the occurrence of any circumstance or event which has a material adverse effect on the ability of such Investor to fulfill its payment obligations under its Investor Letter, its Credit Support Documents, Subscription Agreement, Side Letter or the Partnership Agreement;

(xii)   such Investor shall fail to maintain a net worth (or if calculated instead net assets) (determined in accordance with Generally Accepted Accounting Principles), measured at the end of each fiscal year of such Investor, of at least eighty percent (80%) of the net worth (or, if calculated instead, net assets) of such Investor as of the later of: (A) the fiscal year which ended on or immediately prior to the Closing Date, if the Investor was a Borrowing Base Investor (or was pre-approved as a Borrowing Base Investor, pursuant to written agreement of Administrative Agent) on the Closing Date; or (B) the fiscal year which ended on or immediately prior to the date of its admission as an Investor (in the case not covered by *clause (A)* above);

(xiii)   to the extent financial information is deemed necessary by the Administrative Agent in its reasonable discretion in connection with the designation of such Investor as a Borrowing Base Investor, such Investor shall fail, within thirty (30) days after written request from the Borrower or Administrative Agent through the General Partner, to deliver the financial information to Borrower or Administrative Agent, as applicable, required by the Partnership Agreement, such Investor's Subscription Agreement, Side Letter, its Investor Letter, or Credit Support Documents, in accordance with the terms thereof;

(xiv)   such Investor shall elect to withdraw under the Partnership Agreement or is subject to an Investment Exclusion Event or its Capital Commitment and/or Unfunded Commitment in the Borrower is released, cancelled, reduced, excused, excluded or abated, provided that, only the portion of such Investor's Capital Commitment and/or Unfunded Commitment subject to such withdrawal, Investment Exclusion Event or that is being released, cancelled, reduced, excused, excluded or abated shall be subject to such Exclusion Event;

(xv)   the Capital Commitment and/or Unfunded Commitment of such Investor ceases to be Collateral subject to a first priority perfected Lien in favor of the Administrative Agent;

(xvi)   if such Investor is an ERISA Investor, any failure by its Sponsor to pay any contractual or statutory obligations or make any other payment required by ERISA or the Internal Revenue Code with respect to such ERISA Investor;

(xvii)   such Investor enters into a new Side Letter or amends its existing Side Letter (including any amendment via a 'most favored nations' clause) in a manner that is materially adverse to any of the Administrative Agent and the Lenders as determined by the Administrative Agent in its reasonable discretion; or

(xviii)   such Investor modifies any Constituent Document (including by way of a "*most favored nations*" provision) in a manner that is materially adverse to the Lenders, as determined by the Administrative Agent acting reasonably.

(d)   **Mandatory Prepayment**.

(i)   **Excess Loans Outstanding**. If, on any day, (x) the Principal Obligation exceeds the Available Loan Amount, (y) the principal amount of the outstanding Revolving Advances exceeds the aggregate Revolving Loan Commitment or (z) the principal amount of the outstanding Term Advance exceeds the aggregate Term Loan Commitment, in each case, including, without limitation, as a result of any of an Exclusion Event (a "***Borrowing Base Deficiency***"), then the Borrower shall pay such excess to Administrative Agent, for the benefit of the Lenders, in immediately available funds: (A) promptly on demand or knowledge of the Borrower (but in no event later than five (5) Business Days after such demand or knowledge of the Borrower), to the extent such funds are available in the Collateral Account or any other account maintained by any Credit Party; or (B) within fifteen (15) Business Days of demand or knowledge of the Borrower to the extent that it is necessary for the Borrower to issue Capital Call Notices to fund such required payment (and the Borrower shall issue such Capital Call Notices within one (1) Business Day of such demand or knowledge of the Borrower, and shall pay such excess promptly after the Capital Contributions relating to such Capital Call Notice are received).

2.02   **Commitments**.

(a)   **Term Credit Commitment**. Subject to the terms and conditions herein set forth, each Lender severally agrees to make the single Term Advance of the Loan in Dollars to the Borrower in an aggregate principal amount up to such Lender's Term Loan Commitment, such that, after making such Term Advance: (a) such Lender's Applicable Percentage would not exceed such Lender's Commitment as of such date; (b) such Lender's Applicable Term Percentage would not exceed such Lender's Term Loan Commitment as of such date; and (c) the Principal Obligation would not exceed the Available Loan Amount. The Borrowing pursuant to this *Section 2.02(a)* shall be made ratably by the Lenders in proportion to each Lender's Applicable Term Percentage of the Term Loan Commitments. No Lender shall be obligated to fund the Term Advance if the interest rate applicable thereto under *Section 2.06(a)* hereof would exceed the Maximum Rate in effect with respect to such Term Advance.

(b)   **Revolving Credit Commitment**. Subject to the terms and conditions herein set forth, each Lender severally agrees, on any Business Day during the Availability Period, to make Revolving Advances in Dollars to the Borrower at any time and from time to time in an aggregate principal amount up to such Lender's Revolving Loan Commitment at such time, provided, however, that after making any such Revolving Advance: (a) such Lender's Applicable Percentage would not exceed such Lender's Commitment as of such date; (b) such Lender's Applicable Revolving Percentage would not exceed such Lender's Revolving Loan Commitment as of such date, and (c) the Principal Obligation would not exceed the Available Loan Amount. Subject to the foregoing limitations, the applicable conditions set forth in *Section 6* and the other terms and conditions hereof, the Borrower may borrow, repay without penalty or premium, and re-borrow Revolving Advances hereunder, during the Availability Period. Each Borrowing pursuant to this *Section 2.01(b)* shall be made ratably by the Lenders in proportion to each Lender's Applicable Revolving Percentage of the Revolving Loan Commitment. No Lender shall be obligated to fund any Revolving Advance if the interest rate applicable thereto under *Section 2.06(a)* hereof would exceed the Maximum Rate in effect with respect to such Revolving Advance.

2.03   **Borrowings, Conversions and Continuations of Loans**.

(a)   **Request for Term Borrowing**. The Term Advance shall be made upon the Borrower's irrevocable notice to Administrative Agent, which may be given by telephone. Such notice must be received by Administrative Agent not later than 12:00 p.m. at least two (2) Business Days prior to the requested date of the Term Advance, or such later date and time as Administrative Agent and the Lenders may agree in their sole but reasonable discretion. Each telephonic notice by Borrower pursuant to this *Section 2.03(a)* must be confirmed promptly by delivery to Administrative Agent of a written Loan Notice, appropriately completed and signed by a Responsible Officer of Borrower. Each such Loan Notice (whether telephonic or written) shall be delivered together with a Borrowing Base Certificate and shall specify: (A) the requested date of the Borrowing (which shall be a Business Day); (C) the principal amount of the Term Advance; (D) the Interest Period; and (E) to which account the proceeds of such Borrowing should be directed. If Borrower fails to specify a Type of Loan in the Loan Notice, then the Loan shall be made as a Eurocurrency Rate Loan with an Interest Period of one (1) month. Notwithstanding anything to the contrary set forth in this Agreement, Borrower shall be permitted to request only one Term Advance during the term of the Credit Facility.

(b)   **Requests for Revolving Borrowings, Conversions or Continuations**. Each Revolving Advance, each conversion of Revolving Loans from one Type of Loan to the other, and each continuation of Revolving Loans shall be made upon the applicable Borrower's irrevocable notice to Administrative Agent, which may be given by telephone. Each such notice must be received by Administrative Agent not later than 12:00 p.m. at least three (3) Business Days prior to the requested date of any such Borrowing of, conversion to or continuation of Revolving Loans, or such later date and time as Administrative Agent and the Lenders may agree in a particular instance in their sole but reasonable discretion. Each telephonic notice by a Borrower pursuant to this ***Section 2.03(b)*** must be confirmed promptly by delivery to Administrative Agent of a written Loan Notice, appropriately completed and signed by a Responsible Officer of Borrower. Each such Loan Notice (whether telephonic or written) shall be delivered together with a Borrowing Base Certificate and shall specify: (A) whether the Borrower is requesting a Borrowing, a conversion of Revolving Loans from one Type of Loan to the other, or a continuation of Revolving Loans; (B) the requested date of the Borrowing, conversion or continuation, as the case may be (which shall be a Business Day); (C) the principal amount of the Revolving Advance to be borrowed, converted or continued; (D) the Type of Loans to be borrowed or to which existing Revolving Loans are to be converted; (E) the Interest Period; (F) how the proceeds of such Revolving Loan will be utilized; and (G) to which account the proceeds of such Borrowing, conversion or continuation should be directed. If Borrower fails to specify a Type of Loan in such a Loan Notice or if Borrower fails to give a timely notice requesting a conversion or continuation, then the applicable Revolving Loans shall be made as, or converted to, Eurocurrency Rate Loans with an Interest Period of one (1) month. Any such automatic conversion shall be effective as of the last day of the Interest Period then in effect with respect to the applicable Eurocurrency Rate Loans. If Borrower requests a Borrowing of, conversion to, or continuation of Eurocurrency Rate Loans in any such Loan Notice, but fails to specify an Interest Period, it will be deemed to have specified an Interest Period of one (1) month.

(c)   **Administrative Agent Notification of Lenders**. Following receipt of a Loan Notice, Administrative Agent shall promptly notify each Lender of the amount of its Applicable Term Percentage or Applicable Revolving Percentage of the applicable Loan(s), as applicable, and if no timely notice of a conversion or continuation of any Revolving Loan is provided by Borrower, Administrative Agent shall notify each Lender of the details of any automatic conversion thereof as described in the previous subsection (except to the extent such Revolving Loan is continuing as a Eurocurrency Rate Loan).

(d)   **Tranches**. Notwithstanding anything to the contrary contained herein, no more than (i) one (1) Term Loan or (ii) ten (10) Revolving Loans, in each case, may be outstanding hereunder at any one time during the Availability Period.

2.04   **Minimum Loan Amount**. Each Borrowing of, conversion to or continuation of, Revolving Loans shall be in a principal amount that is an integral multiple of $100,000 and not less than $500,000; *provided, however*, that a Revolving Loan may be in an aggregate amount that is equal to the entire unused balance of the total Revolving Loan Commitments. The Borrowing of the Term Loan shall be in a principal amount that is equal to the lesser of (i) the Available Loan Amount and (ii) the Term Loan Commitment.

2.05   **Funding**.

(a)   **Funding by Lenders; Presumption by Administrative Agent**. Each Lender shall make the proceeds of its Applicable Term Percentage or Applicable Revolving Percentage, as applicable, of each Borrowing available to Administrative Agent in immediately available funds at Administrative Agent's Office for the account of the Borrower no later than 10:00 a.m. on the borrowing date in immediately available funds, and, upon fulfillment or waiver of all applicable conditions set forth herein, Administrative Agent shall promptly deposit such proceeds in immediately available funds in Borrower's account at Administrative Agent specified in the Loan Notice, or, if requested by Borrower in the Loan Notice, shall wire transfer such funds as requested. The failure of any Lender to advance the proceeds of its Applicable Term Percentage or Applicable Revolving Percentage, as the case may be, of any Borrowing required to be advanced hereunder shall not relieve any other Lender of its obligation to advance the proceeds of its Applicable Term Percentage or Applicable Revolving Percentage, as the case may be, of any Borrowing required to be advanced hereunder. Absent contrary written notice from a Lender, Administrative Agent may assume that each Lender has made its Applicable Term Percentage or Applicable Revolving Percentage, as applicable, of the requested Borrowing available to Administrative Agent on the applicable borrowing date, and Administrative Agent may, in reliance upon such assumption (but is not required to), make available to the Borrower a corresponding amount.

(b)   **Failure of Lender to Fund**. If a Lender fails to make its Applicable Term Percentage or its Applicable Revolving Percentage, as applicable, of any requested Borrowing available to Administrative Agent on the applicable borrowing date, then Administrative Agent may recover the applicable amount on demand: (a) from such Lender, together with interest at the greater of the Federal Funds Rate and a rate determined by Administrative Agent in accordance with banking industry rules on interbank compensation, for the period commencing on the date the amount was made available to Borrower by Administrative Agent and ending on (but excluding) the date Administrative Agent recovers the amount from such Lender; or (b) if any Lender fails to pay its amount upon Administrative Agent's demand, then from the Borrower: (i) promptly on demand, to the extent such funds are available in the Collateral Account, or any other account maintained by Borrower; and (ii) otherwise, to the extent that it is necessary for Borrower to issue Capital Call Notices to fund such required payment, within twelve (12) Business Days after Administrative Agent's demand (but, in any event, Borrower shall issue such Capital Call Notices and shall make such payment promptly after the related Capital Contributions are received); together with interest at a rate *per annum* equal to the rate applicable to the requested Borrowing for the period commencing on the borrowing date and ending on (but excluding) the date Administrative Agent recovers the amount from Borrower. Any payment by Borrower shall be without prejudice to any claim Borrower may have against a Lender that shall have failed to make such payment to Administrative Agent.

(c)   **Obligations of Lenders Several**. The obligations of the Lenders hereunder to make the Loans and to make payments pursuant to *Section 12.06(c)* are several and not joint. The failure of any Lender to make any Loan, to fund any such participation or to make any payment under *Section 12.06(c)* on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Loan, to purchase its participation or to make its payment under *Section 12.06(c)*.

2.06   **Interest**.

(a)   **Interest Rate**. Subject to the provisions of *clause (b)* below: (i) each Eurocurrency Rate Loan shall bear interest on the outstanding principal amount thereof for each Interest Period at a rate *per annum* equal to the Eurocurrency Rate for such Interest Period *plus* the Applicable Margin; and (ii) each Base Rate Loan shall bear interest on the outstanding principal amount thereof from the applicable borrowing date at a rate *per annum* equal to the Base Rate *plus* the Applicable Margin.

(b)   **Default Rate**. (i) If any amount of principal of the Obligation is not paid when due (without regard to any applicable grace periods), then (in lieu of the interest rate provided in *Section 2.06(a)* above) such amount shall bear interest at a fluctuating interest rate *per annum* at all times equal to the Default Rate. (ii) If any amount (other than principal of the Obligation) payable by Borrower under any Loan Document is not paid when due (without regard to any applicable grace periods), whether at stated maturity, by acceleration or otherwise, then upon the receipt by Borrower of notice from the Required Lenders (in lieu of the interest rate provided in *Section 2.06(a)* above), such amount shall thereafter bear interest at a fluctuating interest rate *per annum* at all times equal to the Default Rate. (iii) Without duplication of the forgoing *clauses (i)* and *(ii)*, upon receipt by Borrower of notice from the Required Lenders, while any Event of Default exists, then (in lieu of the interest rate provided in *Section 2.06(a)* above) the principal amount of the Obligations shall bear interest at a fluctuating interest rate *per annum* at all times equal to the Default Rate, until such Event of Default is cured or is waived.

2.07   **Determination of Rate**. Each change in the rate of interest for any Borrowing shall become effective, without prior notice to the Borrower, automatically as of the opening of business of Administrative Agent on the date of said change. Administrative Agent shall promptly notify Borrower and the Lenders of the interest rate applicable to any Interest Period for a Eurocurrency Rate Loan upon determination of such interest rate. The determination of the Eurocurrency Rate by Administrative Agent shall be conclusive in the absence of manifest error. At any time that a Base Rate Loan is outstanding, Administrative Agent shall notify Borrower and the Lenders of any change in SMBC's Prime Rate used in determining the Base Rate promptly following the public announcement of such change.

2.08   **[Reserved]**.

2.09   **[Reserved]**.

2.10   **Use of Proceeds**. The proceeds of the Loans shall be used solely for the purposes permitted under the Partnership Agreement and the Constituent Documents of the Borrower, which, for the avoidance of doubt, the Borrower will use such proceeds only for the uses permitted under *Section 3.01* of the Partnership Agreement. For the avoidance of doubt, Borrower shall not use the proceeds of the Loans, directly or indirectly, for the purpose of purchasing or carrying Margin Stock or to extend credit to others for the purpose of purchasing or carrying Margin Stock or to repay any indebtedness originally incurred for such purpose, in each case, in a manner that would result in a violation of Regulation U. Neither the Lenders nor Administrative Agent shall have any liability, obligation, or responsibility whatsoever with respect to Borrower's use of the proceeds of the Loans, and neither the Lenders nor Administrative Agent shall be obligated to determine whether or not Borrower's use of the proceeds of the Loans are for purposes permitted under its Partnership Agreement or Constituent Documents. Nothing, including, without limitation, any Borrowing, conversion or continuation thereof or acceptance of any other document or instrument, shall be construed as a representation or warranty, express or implied, to any party by the Lenders or Administrative Agent as to whether any investment by Borrower is permitted by the terms of its Partnership Agreement or Constituent Documents. No Credit Party shall knowingly allow the proceeds of the Loans to be used for the benefit of, or transferred to, an Affiliate of a Lender, such as by using the proceeds to repay an extension of credit from an Affiliate of a Lender or to purchase an asset from an Affiliate of a Lender, or to purchase a security issued or underwritten by an Affiliate of a Lender, in each case, without such Lender's prior written consent. If any proceeds of a Loan are used for the benefit of, or transferred to, an Affiliate of a Lender, the Borrower shall pay such Lender's increased cost of capital and funding incurred as a result of its compliance with *Section 23A* of the Federal Reserve Act, which may, in such Lender's sole discretion, be by reliance on the exemption in *section (d)(4)* of *Section 23A* to the extent of any such proceeds, within fifteen (15) Business Days or, if later, on the next Interest Payment Date. As used in this *clause*, "*Affiliate*" has the meaning given to such term in *Section 23A* of the Federal Reserve

Act. Notwithstanding the foregoing or anything to the contrary set forth herein, the proceeds of Revolving Loans shall only be used for payments of (i) interest pursuant to the terms of *Section 3.04(a)* hereof or (ii) the Unused Commitment Fees pursuant to the terms of *Section 2.11* hereof.

2.11 **Unused Commitment Fee**. In addition to the payments provided for in *Section 3* hereof, Borrower shall pay to Administrative Agent, for the account of each Lender, according to its Applicable Term Percentage or Applicable Revolving Percentage, as applicable, (i) on and after the date that is sixty (60) days after the date hereof, an unused commitment fee (the "*Term Unused Commitment Fee*") on the daily amount of the Term Loan Commitment (for the avoidance of doubt, excluding any Term Loan Commitment held by a Defaulting Lender) which was unused (through the extension of the Loan) during the immediately preceding calendar quarter, at the rate of: thirty-five basis points (0.35%) per annum, payable in arrears on the first Business Day of each calendar quarter for the preceding calendar quarter and (ii) an unused commitment fee (the "*Revolving Unused Commitment Fee*" and, together with the Term Unused Commitment Fee, collectively, the "*Unused Commitment Fees*") on the daily amount of the Revolving Loan Commitment (for the avoidance of doubt, excluding any Revolving Loan Commitment held by a Defaulting Lender) which was unused (through the extension of the Loan) during the immediately preceding calendar quarter, at the rate of: thirty-five basis points (0.35%) per annum, payable in arrears on the first Business Day of each calendar quarter for the preceding calendar quarter. Borrower and the Lenders acknowledge and agree that the Unused Commitment Fees payable hereunder are bona fide unused commitment fees and are intended as reasonable compensation to the Lenders for committing to make funds available to Borrower as described herein and for no other purposes.

2.12 **Administrative Agent Fees**. Borrower shall pay to Administrative Agent fees in consideration of the arrangement of the Commitments and administration of this Credit Agreement, which fees shall be payable in amounts and on the dates agreed to between Borrower and Administrative Agent in the Fee Letter.

2.13 **[Reserved]**.

2.14 **Computation of Interest and Fees**. All computations of interest for a Base Rate Loan shall be made on the basis of a year of three hundred sixty-five (365) or three hundred sixty-six (366) days, as the case may be, and actual days elapsed. All other computations of fees and interest shall be made on the basis of a three hundred sixty (360)-day year and actual days elapsed (which results in more fees or interest, as applicable, being paid than if computed on the basis of a three hundred sixty-five (365)-day year). Interest shall accrue on each Loan from and including the day on which the Loan is made, and shall not accrue on a Loan, or any portion thereof, for the day on which the Loan or such portion is paid, *provided* that any Loan that is repaid on the same day on which it is made shall, subject to *Section 3.04* bear interest for one (1) day.

2.15 **[Reserved]**.

2.16 **Extension of Stated Maturity Date**. From and after the date that is thirty-six (36) months after the Closing Date (the "*Extension Request Period Start Date*"), so long as no Event of Default under *Section 10.01(a)*, *10.01(h)*, *10.01(i)* or *10.01(o)* has occurred and is continuing on the date on which notice is given in accordance with the following *clause (a)*, Administrative Agent and the Lenders may, in their sole but reasonable discretion, at the request of Borrower, elect to extend the Stated Maturity Date to a date that is thirty-six (36) months after the then-effective Stated Maturity Date, no more than one (1) time, upon: (a) delivery of a Facility Extension Request to Administrative Agent on or prior to the date that is thirty (30) days prior to the then-existing Stated Maturity Date (but no earlier than the Extension Request Period Start Date); (b) payment to Administrative Agent for the benefit of each Lender approving such extension of the applicable Facility Extension Fee on the portion of such Lender's Commitment so extended; and

(c) payment by Borrower of all other fees and expenses to Administrative Agent and the Lenders to the extent then due. Such extension shall be evidenced by delivery of written confirmation of the same by Administrative Agent to Borrower.

2.17   **[Reserved]**.

2.18   **Joint and Several Liability**. If, at any time there is more than one (1) Borrower hereunder, then Borrower acknowledges, agrees, represents and warrants the following:

(a)   **Inducement**. The Lenders have been induced to make the Loans to each Borrower in part based upon the assurances by each Borrower that each Borrower desires that the obligations under the Loan Documents be honored and enforced as separate obligations of each Borrower, should Administrative Agent and the Lenders desire to do so.

(b)   **Combined Liability**. Notwithstanding the foregoing, each Borrower shall be jointly and severally liable to the Lenders for all representations, warranties, covenants, obligations and indemnities, including, without limitation, the Loans and the other Obligations, and Administrative Agent and the Lenders may at their option enforce the entire amount of the Loans and the other Obligations against any one or more of each Borrower.

(c)   **Separate Exercise of Remedies**. Administrative Agent (on behalf of the Lenders) may exercise remedies against each Borrower and its property separately, whether or not Administrative Agent exercises remedies against any other Borrower or its property. Administrative Agent may enforce one or more Borrower's obligations without enforcing another Borrower's obligations. Any failure or inability of Administrative Agent to enforce one or more Borrower's obligations shall not in any way limit Administrative Agent's right to enforce the obligations of any other Borrower. If Administrative Agent forecloses or exercises similar remedies under any one or more Collateral Documents, then such foreclosure or similar remedy shall be deemed to reduce the balance of the Loans only to the extent of the cash proceeds actually realized by the Lenders from such foreclosure or similar remedy or, if applicable, Administrative Agent's credit bid at such sale, regardless of the effect of such foreclosure or similar remedy on the Loans secured by such Collateral Documents under the applicable state law.

2.19   **Defaulting Lenders**.

(a)   **Adjustments**. Notwithstanding anything to the contrary contained in this Credit Agreement, if any Lender becomes a Defaulting Lender, then, until such time as that Lender is no longer a Defaulting Lender, to the extent permitted by applicable Law:

(i)   **Waivers and Amendments**. That Defaulting Lender's right to approve or disapprove any amendment, waiver or consent with respect to this Credit Agreement shall be restricted as set forth in *Section 12.01*.

(ii)   **Reallocation of Payments**. Any payment of principal, interest, fees or other amounts received by Administrative Agent for the account of that Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to *Section 10* or otherwise, and including any amounts made available to Administrative Agent by that Defaulting Lender pursuant to *Section 12.02*), shall be applied at such time or times as may be determined by Administrative Agent as follows: *first*, to the payment of any amounts owing by that Defaulting Lender to Administrative Agent hereunder; *second*, as Borrower may request (so long as no Potential Default or Event of Default exists), to the funding of a Loan in respect of which that Defaulting Lender has failed to fund its portion thereof as required by this Credit Agreement, as determined by Administrative Agent; *third*, if so determined by Administrative Agent and Borrower, to be held in a non-interest bearing deposit account and released *pro rata* in order to satisfy obligations of that Defaulting Lender to fund any Loan under this Credit Agreement; *fourth*, to the payment of any amounts owing to the Lenders as a result of any judgment of a court of competent jurisdiction obtained by any Lender against that Defaulting Lender as a result of that Defaulting Lender's breach of its obligations under this Credit Agreement; *fifth*, (x) so long as no Potential Default or Event of Default exists, to the payment of any amounts owing to Borrower as a result of any judgment of a court of competent jurisdiction obtained by Borrower against that Defaulting Lender as a result of that Defaulting Lender's breach of its obligations under this Credit Agreement and (y) if a Potential Default or an Event of Default exists, to the payment of the Obligations in accordance with *Section 10.04*; and *sixth*, to that Defaulting Lender or as otherwise directed by a court of competent jurisdiction; *provided* that if: (x) such payment is a payment of the principal amount of any Loan in respect of which that Defaulting Lender has not fully funded its appropriate share; and (y) such Loan was made at a time when the conditions set forth in *Section 6.02* were satisfied or waived, such payment shall be applied solely to pay the Loans of all non-Defaulting Lenders on a *pro rata* basis prior to being applied to the payment of the Loans of that Defaulting Lender until such time as all Loans held by the Lenders *pro rata* in accordance with their respective Applicable Percentage of the Principal Obligation hereunder. Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender shall be deemed paid to and redirected by that Defaulting Lender, and each Lender irrevocably consents hereto.

(iii) **Certain Fees**. That Defaulting Lender shall not be entitled to receive any Unused Commitment Fee pursuant to *Section 2.11* for any period during which that Lender is a Defaulting Lender (and Borrower shall not be required to pay any such fee that otherwise would have been required to have been paid to that Defaulting Lender).

(b) **Defaulting Lender Cure**. If Borrower and Administrative Agent agree in writing in their sole discretion that a Defaulting Lender should no longer be deemed to be a Defaulting Lender, Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein, that Lender will, to the extent applicable, purchase that portion of the outstanding Loans of the other Lenders or take such other actions as Administrative Agent may determine to be necessary to cause the Loans to be held on a *pro rata* basis by the Lenders in accordance with their Applicable Percentages, whereupon that Lender will cease to be a Defaulting Lender; *provided* that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of Borrower while that Lender was a Defaulting Lender; and *provided, further*, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender's having been a Defaulting Lender.

3. **PAYMENT OF OBLIGATIONS**.

3.01 **Evidence of Debt**.

(a) The Borrowings funded by each Lender shall be evidenced by one or more accounts or records maintained by such Lender and by Administrative Agent in the ordinary course of business. In accordance with *Section 12.11*, the Administrative Agent shall maintain the Register in which it will record the amount of each Borrowing hereunder. The accounts or records in the Register maintained by Administrative Agent and each Lender shall be conclusive absent manifest error of the amount of the Borrowings made by the Lenders to the Borrower and the interest and payments thereon. Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of Borrower hereunder to pay any amount owing with respect to the Obligations. In the event of any conflict between the accounts and records maintained by any Lender and the accounts and records of Administrative Agent in respect of such matters, the accounts and records of Administrative Agent in the Register shall control in the absence of manifest error.

(b) Upon the request of any Lender made through Administrative Agent, the Borrower shall execute and deliver to such Lender (through Administrative Agent) a Note, which shall evidence such Lender's Loans in addition to such accounts or records. Each Lender may attach schedules to its Note and endorse thereon the date, Type (if applicable), amount and maturity of its Loans and payments with respect thereto. Borrower agrees, from time to time, upon the request of Administrative Agent or any affected Lender, to reissue new Notes, in accordance with the terms and substantially in the form heretofore provided, to any Lender and any Assignee of such Lender in accordance with **Section 12.11**, in renewal of and substitution for the Note previously issued by Borrower to the affected Lender, and such previously issued Note shall be returned to Borrower.

3.02 **Payment at Maturity**. The principal amount of the Obligations outstanding on the Maturity Date, together with all accrued but unpaid interest thereon, shall be due and payable on the Maturity Date.

3.03 **Payment of Interest**.

(a) **Interest**. Interest on the Borrowings and any portion thereof shall commence to accrue in accordance with the terms of this Credit Agreement notwithstanding whether Borrower received the benefit of such Borrowing as of such date and even if such Borrowing is held in escrow pursuant to the terms of any escrow arrangement or agreement. When a Borrowing is disbursed by wire transfer pursuant to instructions received from Borrower, then such Borrowing shall be considered made at the time of the transmission of the wire, in accordance with the Loan Notice, rather than the time of receipt thereof by the receiving bank. With regard to the repayment of the Loans, interest shall continue to accrue on any amount repaid until such time as the repayment has been received in federal or other immediately available funds by Administrative Agent.

(b) **Interest Payment Dates**. Accrued and unpaid interest on the Obligations shall be due and payable: (i) in arrears on each Interest Payment Date and on the Maturity Date; and (ii) on each other date of any repayment of the Principal Obligation hereunder, as to the amount of such Principal Obligation being repaid. Accrued and unpaid interest and any part of the Obligations of Borrower that is not paid when due shall be due and payable at any time and from time to time following such default upon demand by Administrative Agent (*provided* that, any grace periods applicable to such obligation, to the extent provided herein, shall also apply). Interest hereunder shall be due and payable in accordance with the terms hereof before and after judgment, and before and after the commencement of any proceeding under any Debtor Relief Law.

(c) **Direct Disbursement**. If, at any time, Administrative Agent shall not have received on the date due, any payment of interest upon the Loans or any fee described herein (and, in the case of any such fee, subject to any cure period applicable pursuant to **Section 10.01(a)(ii)**), Administrative Agent may direct the disbursement of funds from the Collateral Account to the Lenders, in accordance with the terms hereof, to the extent available therein for payment of any such amount. If, at any such time, the amount available in the Collateral Account is not sufficient for the full payment of such amounts due, Administrative Agent may, without prior notice to or the consent of Borrower, within the limits of the Available Loan Amount, disburse to Lenders in immediately available funds an amount equal to the interest or fee due to Lenders, which disbursement shall be deemed to be a Base Rate Loan pursuant to *Section 2.03* hereof, and Borrower shall be deemed to have given to Administrative Agent in accordance with the terms and conditions of *Section 2.03* a Loan Notice with respect thereto. After any disbursement of funds from any Collateral Account to Lenders as contemplated in this *Section 3.03(c)*, Administrative Agent shall promptly deliver written notice of such disbursement to the Borrower, *provided, however*, that the failure of Administrative Agent to give such notice will not affect the validity of such disbursement, and Administrative Agent shall provide Lenders with notice thereof.

3.04   **Payments of Obligations**.

(a)   **Payments Generally**. All payments to be made by Borrower shall be made without condition or deduction for any counterclaim, defense, recoupment or setoff. Except as otherwise expressly provided herein, all payments by Borrower hereunder shall be made to Administrative Agent, for the account of the respective Lenders to which such payment is owed, at Administrative Agent's Office in Dollars and in immediately available funds not later than 3:00 p.m. on the date specified herein. Without limiting the generality of the foregoing, the Administrative Agent may require that any payments due under this Credit Agreement be made in the United States. Funds received after 3:00 p.m. shall be treated for all purposes as having been received by Administrative Agent on the first Business Day next following receipt of such funds and any applicable interest or fees shall continue to accrue. Each Lender shall be entitled to receive its Applicable Percentage (or Applicable Term Percentage, Applicable Revolving Percentage, or other applicable share as provided herein, as applicable) of each payment received by Administrative Agent hereunder for the account of the Lenders on the Obligations. Each payment received by Administrative Agent hereunder for the account of a Lender shall be promptly distributed by Administrative Agent to such Lender. Administrative Agent and each Lender hereby agree that payments to Administrative Agent by Borrower of the Obligations by Borrower to or for the account of the Lenders in accordance with the terms hereof and the other Loan Documents shall constitute satisfaction of Borrower's obligations with respect to any such payments and Administrative Agent shall indemnify Borrower for, and each Lender shall hold harmless Borrower from, any claims asserted by any Lender in connection with Administrative Agent's duty to distribute and apportion any payments to the Lenders. If any payment to be made by Borrower shall come due on a day other than a Business Day, payment shall be made on the preceding Business Day. Other than as otherwise expressly contemplated herein, all payments made on the Obligations will be credited, to the extent of the amount thereof, in the following order: (i) against all costs, expenses and other fees arising under the terms hereof; (ii) against the amount of interest accrued and unpaid on the Obligations under the Revolving Facility as of the date of such payment, to each Lender under the Revolving Facility in proportion with its Applicable Revolving Percentage; (iii) against the amount of interest accrued and unpaid on the Obligations under the Term Facility as of the date of such payment, to each Lender under the Term Facility in proportion with its Applicable Term Percentage; (iv) against all principal due and owing with respect to the Obligations under the Revolving Facility as of the date of such payment, to each Lender under the Revolving Facility in proportion with its Applicable Revolving Percentage; (v) against all principal due and owing with respect to the Obligations under the Term Facility as of the date of such payment, to each Lender under the Term Facility in proportion with its Applicable Term Percentage; (vi) to all other amounts constituting any portion of the Obligations.

(b)   **Clawback**.

(i)   **Funding by Lenders; Presumption by Administrative Agent**. Unless Administrative Agent shall have received notice from a Lender prior to the proposed date of the Borrowing of a Eurocurrency Rate Loan (or, in the case of a Borrowing of a Base Rate Loan, prior to 12:00 noon on the date of such Borrowing) that such Lender will not make available to Administrative Agent such Lender's share of such Borrowing, Administrative Agent may assume that such Lender has made such share available on such date in accordance with *Section 2.05* (or, in the case of a Borrowing of a Base Rate Loan, that such Lender has made such share available in accordance with and at the time required by *Section 2.05*) and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to Administrative Agent, then the applicable Lender and the Borrower severally agree to pay to Administrative Agent forthwith on demand such corresponding amount in immediately available funds with interest thereon, for each day from and including the date such amount is made available to Borrower to but excluding the date of payment to Administrative Agent, at: (A) in the case of a payment to be made by such Lender, the greater of the Federal Funds Rate and a rate determined by Administrative Agent in accordance with banking industry rules on interbank compensation, *plus* any administrative, processing or similar fees customarily charged by Administrative Agent in connection with the foregoing; and (B) in the case of a payment to be made by Borrower, the interest rate applicable to a Base Rate Loan. If Borrower and such Lender shall pay such interest to the Administrative Agent for the same or an overlapping period, the Administrative Agent shall promptly remit to Borrower the amount of such interest paid by Borrower for such period. If such Lender pays its share of the applicable Borrowing to Administrative Agent, then the amount so paid shall constitute such Lender's Loan included in such Borrowing. Any payment by Borrower shall be without prejudice to any claim Borrower may have against a Lender that shall have failed to make such payment to the Administrative Agent.

(ii)   **Payments by Borrower; Presumptions by Administrative Agent**. Unless Administrative Agent shall have received notice from Borrower prior to the date on which any payment is due to Administrative Agent for the account of the Lenders hereunder that Borrower will not make such payment, Administrative Agent may assume that Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders the amount due. In such event, if Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to Administrative Agent forthwith on demand the amount so distributed to such Lender, in immediately available funds with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to Administrative Agent, at the greater of the Federal Funds Rate and a rate determined by Administrative Agent in accordance with banking industry rules on interbank compensation.

A notice of Administrative Agent to any Lender or Borrower with respect to any amount owing under this *subsection (b)* shall be conclusive, absent manifest error.

3.05   **Voluntary Prepayments**. Borrower may, upon notice to Administrative Agent, at any time or from time to time voluntarily prepay Loans in whole or in part without premium or penalty; *provided* that: (a) such notice must be received by Administrative Agent not later than 11:00 a.m. (or 9:00 a.m. solely in respect of prepayment of a Base Rate Loan on a same date basis as set forth below): (i) one (1) Business

Day prior to any date of prepayment of a Eurocurrency Rate Loan; and (ii) on any date of prepayment of a Base Rate Loan; (b) any prepayment of a Eurocurrency Rate Loan shall be in a principal amount of $500,000 or a whole multiple of $100,000 in excess thereof; and (c) any prepayment of a Base Rate Loan shall be in a principal amount of $500,000 or a whole multiple of $100,000 in excess thereof or, in each case, if less, the entire principal amount thereof then outstanding. Each such notice shall specify the date (which shall be a Business Day) and amount of such prepayment and the Type(s) of Loans to be prepaid. Administrative Agent will promptly notify each Lender of its receipt of each such notice, and of the amount of such Lender's Applicable Term Percentage or Applicable Revolving Percentage, as applicable, of such prepayment. If such notice is given by Borrower, Borrower shall make such prepayment and the payment amount specified in such notice shall be due and payable on the date specified therein. Any prepayment of a Loan shall be accompanied by all accrued interest thereon, together with, in respect of any prepayment of a Eurocurrency Rate Loan, any additional amounts required pursuant to *Section 4.05* hereof. Subject to *Section 2.19*, each such prepayment shall be applied to the Obligations held by each Lender in accordance with its respective Applicable Term Percentage or Applicable Revolving Percentage, as applicable.

3.06   **Reduction or Early Termination of Commitments**. So long as no Request for Credit Extension is outstanding, Borrower may terminate the Commitments, or reduce the Maximum Commitment, the Term Loan Commitment and/or the Revolving Loan Commitment, by giving prior irrevocable written notice to Administrative Agent of such termination or reduction three (3) Business Days prior to the effective date of such termination or reduction (which date shall be specified by Borrower in such notice) (or, in each case, such other date and time as Administrative Agent may agree in its sole discretion): (i) in the case of complete termination of the Commitments, upon prepayment of all of the outstanding Obligations, including, without limitation, all interest accrued thereon, in accordance with the terms of *Section 3.05*; or (ii) in the case of a reduction of the Maximum Commitment, the Term Loan Commitment and/or the Revolving Loan Commitment, upon prepayment of the amount by which the Principal Obligation exceeds the reduced Available Loan Amount resulting from such reduction, including, without limitation, payment of all interest accrued thereon, in accordance with the terms of *Section 3.05*. Notwithstanding the foregoing: (A) any reduction of the Maximum Commitment, the Term Loan Commitment and/or the Revolving Loan Commitment shall be in an amount equal to or greater than $1,000,000; and (B) in no event shall a reduction by Borrower reduce the Maximum Commitment, the Term Loan Commitment and/or the Revolving Loan Commitment to $5,000,000 or less (except for a termination of all the Commitments). Promptly after receipt of any notice of reduction or termination, Administrative Agent shall notify each Lender of the same. Any reduction of the Maximum Commitment, the Term Loan Commitment and/or the Revolving Loan Commitment shall reduce the applicable Commitments of the Lenders on a *pro rata* basis.

3.07   **Lending Office**. Each Lender may: (a) designate its principal office or a branch, subsidiary or Affiliate of such Lender as its Lending Office (and the office to whose accounts payments are to be credited) for any Eurocurrency Rate Loan; (b) designate its principal office or a branch, subsidiary or Affiliate as its Lending Office (and the office to whose accounts payments are to be credited) for any Base Rate Loan; and (c) change its Lending Office from time to time by notice to Administrative Agent and Borrower. In such event, such Lender shall continue to hold the Note, if any, evidencing its loans for the benefit and account of such branch, subsidiary or Affiliate. Each Lender shall be entitled to fund all or any portion of its Commitment in any manner it deems appropriate, consistent with the provisions of *Section 2.05*, but for the purposes of this Credit Agreement such Lender shall, regardless of such Lender's actual means of funding its *pro rata* share of any Borrowing, be deemed to have funded its Commitment in accordance with the Interest Option selected from time to time by Borrower for such Borrowing.

4.   **CHANGE IN CIRCUMSTANCES**.

4.01   **Taxes**.

(a)   **Payments Free of Taxes; Obligation to Withhold; Payments on Account of Taxes**. Any and all payments by or on account of any obligation of any Credit Parties hereunder or under any other Loan Document shall be made free and clear of and without deduction or withholding for any Taxes, except as required by applicable Laws. If any applicable Laws (as determined in the good faith discretion of Administrative Agent or a Credit Party) require the deduction or withholding of any Tax from any such payment by Administrative Agent or a Credit Party, then Administrative Agent or such Credit Party shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable Law and, if such Tax is an Indemnified Tax, then the sum payable by the Borrower shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this *Section 4.01*) the applicable Recipient receives an amount equal to the sum it would have received had no such deduction or withholding been made.

(b)   **Payment of Other Taxes by Credit Parties**. Without limiting the provisions of *subsection (a)* above and without duplication of amounts payable by any Credit Party under *subsection (a)* above, each Credit Party shall timely pay to the relevant Governmental Authority in accordance with applicable Law, or at the option of Administrative Agent, timely reimburse it for the payment of, any Other Taxes.

(c)   **Tax Indemnifications**.

(i)   Borrower shall indemnify each Recipient, and shall make payment in respect thereof within ten (10) days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this *Section*) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient, such Lender, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of any such payment or liability delivered to the applicable Credit Party by a Lender (with a copy to Administrative Agent), or by Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(ii)   Each Lender shall, and does hereby, severally indemnify the Administrative Agent, and shall make payment in respect thereof within ten (10) days after demand therefor for: (A) any Indemnified Taxes attributable to such Lender (but only to the extent that any Credit Party has not already indemnified Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Credit Parties to do so); (B) any Taxes attributable to such Lender's failure to comply with the provisions of *Section 12.11(e)* relating to the maintenance of a Participant Register; and (C) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes Administrative Agent to set off and apply any and all amounts at any time owing to such Lender, as the case may be, under this Credit Agreement or any other Loan Document against any amount due to Administrative Agent under this *Section 4.01(c)(ii)*.

(d)   **Evidence of Payments**. Upon request by a Credit Party or Administrative Agent, as the case may be, after any payment of Taxes by such Credit Party or by Administrative Agent to a Governmental Authority as provided in this *Section 4.01*, such Credit Party shall deliver to Administrative Agent or Administrative Agent shall deliver to such Credit Party, as the case may be, the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of any return required by Laws to report such payment or other evidence of such payment reasonably satisfactory to such Credit Party or Administrative Agent, as the case may be.

(e)   **Status of Lenders; Tax Documentation**.

(i)   Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to Borrower and Administrative Agent, at the time or times reasonably requested by Borrower or Administrative Agent, such properly completed and executed documentation reasonably requested by Borrower or Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by Borrower or Administrative Agent, shall deliver such other documentation prescribed by applicable Law or reasonably requested by Borrower or Administrative Agent as will enable Borrower or Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in *Sections 4.01(e)(ii)(A)*, *4.01(e)(ii)(B)*, and *4.01(e)(ii)(D)*) shall not be required if in the Lender's reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(ii)   Without limiting the generality of the foregoing, in the event that the applicable Borrower is a U.S. Person:

(A)   any Lender that is a U.S. Person shall deliver to Borrower and Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Credit Agreement (and from time to time thereafter upon the reasonable request of Borrower or Administrative Agent), executed copies of IRS Form W-9 certifying that such Lender is exempt from U.S. federal backup withholding Tax;

(B)   any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to Borrower and Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Credit Agreement (and from time to time thereafter upon the reasonable request of Borrower or Administrative Agent), whichever of the following is applicable:

(1)   in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party: (x) with respect to payments of interest under any Loan Document, executed copies of IRS Form W-8BEN or W-8BEN-E, as applicable, establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the "*interest*" article of such tax treaty; and (y) with respect to any other

applicable payments under any Loan Document, IRS Form W-8BEN or W-8BEN-E, as applicable, establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the "*business profits*" or "*other income*" article of such tax treaty;

(2)   executed copies of IRS Form W-8ECI certifying that the income receivable pursuant to this Credit Agreement is effectively connected with the conduct of a trade or business in the United States;

(3)   in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under *Section 881(c)* of the Code; (x) a certificate substantially in the form of ***Exhibit K*** to the effect that such Foreign Lender is not a "*bank*" within the meaning of *Section 881(c)(3)(A)* of the Code, a "*10 percent shareholder*" of Borrower within the meaning of *Section 881(c)(3)(B)* of the Code, or a "*controlled foreign corporation*" described in *Section 881(c)(3)(C)* of the Code (a "***U.S. Tax Compliance Certificate***"); and (y) executed copies of IRS Form W-8BEN or W-8BEN-E, as applicable; or

(4)   to the extent a Foreign Lender is not the beneficial owner, executed copies of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN or W-8BEN-E, a U.S. Tax Compliance Certificate substantially in the form of ***Exhibit K-2*** or ***Exhibit K-3***, IRS Form W-9, or other certification documents from each beneficial owner, as applicable; *provided* that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of ***Exhibit K-4*** on behalf of each such direct and indirect partner;

(C)   any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to Borrower and Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Credit Agreement (and from time to time thereafter upon the reasonable request of Borrower or Administrative Agent), executed copies of any other form prescribed by applicable Law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable Law to permit Borrower or Administrative Agent to determine the withholding or deduction required to be made; and

(D)   if a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in *Section 1471(b)* or *1472(b)* of the Code, as applicable), such Lender shall deliver to Borrower and Administrative Agent at the time or times prescribed by Law and at such time or times reasonably requested by Borrower or Administrative Agent such documentation prescribed by applicable Law (including as prescribed by *Section 1471(b)(3)(C)(i)* of the Code) and such additional documentation reasonably requested by Borrower or Administrative Agent as may be necessary for Borrower and Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender's obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this *clause (D)*, "FATCA" shall include any amendments made to FATCA after the date of this Credit Agreement.

(iii) Each Lender and the Administrative Agent agrees that if any form or certification it previously delivered pursuant to this *Section 4.01* expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification, provide such successor form, or promptly notify Borrower and Administrative Agent in writing of its legal inability to do so.

(f) **Status of Administrative Agent; Tax Documents**. On or before the date the Administrative Agent becomes a party to this Credit Agreement, the Administrative Agent shall provide to the Borrower, a duly-signed, properly completed copy of the documentation prescribed in *clause (i)* or *(ii)* below, as applicable (together with all required attachments thereto): (i) IRS Form W-9 or any successor thereto, or (ii) (A) IRS Form W-8ECI or any successor thereto, and (B) with respect to payments received on account of any Lender, a U.S. branch withholding certificate on IRS Form W-8IMY or any successor thereto evidencing its agreement with the Borrower to be treated as a U.S. person for U.S. federal withholding purposes.

(g) **Treatment of Certain Refunds**. Unless required by applicable Laws, at no time shall Administrative Agent have any obligation to file for or otherwise pursue on behalf of a Lender, or have any obligation to pay to any Lender, any refund of Taxes withheld or deducted from funds paid for the account of such Lender, as the case may be. If any Recipient determines, in its sole discretion, exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified by any Credit Party or with respect to which any Credit Party has paid additional amounts pursuant to this *Section*, it shall pay to such Credit Party an amount equal to such refund (but only to the extent of indemnity payments made, or additional amounts paid, by such Credit Party under this *Section* with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) incurred by such Recipient, and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund), provided that Credit Parties, upon the request of such Recipient, agree to repay the amount paid over to any such Credit Party (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to such Recipient in the event such Recipient is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this subsection, in no event will the applicable Recipient be required to pay any amount to a Credit Party pursuant to this *subsection* the payment of which would place the Recipient in a less favorable net after-Tax position than such Recipient would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This *subsection* shall not be construed to require the Recipient to make available its tax returns (or any other information relating to its Taxes that it deems confidential) to any Credit Party or any other Person.

(h) **Survival**. Each party's obligations under this *Section 4.01* shall survive the resignation or replacement of Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all other Obligations.

(i)   **Defined Terms**. For purposes of this *Section 4.01*, "*applicable Laws*" includes FATCA.

4.02   **Illegality**. Subject to the provisions hereof in connection with benchmark replacement as set forth in *Section 4.07*, if any Lender determines that any Change in Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable Lending Office to make, maintain or fund Loans whose interest is determined by reference to the Eurocurrency Rate, or to determine or charge interest rates based upon any Eurocurrency Rate, or any Governmental Authority has imposed material restrictions on the authority of such Lender to purchase or sell, or to take deposits of, Dollars in the London interbank market, then, on notice thereof by such Lender to Borrower through Administrative Agent: (a) any obligation of such Lender to make a Eurocurrency Rate Loan shall be suspended; and (b) if such notice asserts the illegality of such Lender making or maintaining Base Rate Loans the interest rate on which is determined by reference to the Eurocurrency Rate component of the Base Rate, the interest rate on which Base Rate Loans of such Lender shall, if necessary to avoid such illegality, be determined by Administrative Agent without reference to the Eurocurrency Rate component of the Base Rate, in each case until such Lender notifies Administrative Agent and Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice: (i) upon demand from such Lender (with a copy to Administrative Agent) the applicable Eurocurrency Rate Loans of such Lender shall be converted to a loan bearing interest at the Base Rate (which interest rate shall, if necessary to avoid such illegality, be determined by Administrative Agent without reference to the Eurocurrency Rate component of the Base Rate) or, in the case of any affected Eurocurrency Rate Loans, to loans bearing interest at a commercially reasonable rate, in the commercially reasonable determination of Administrative Agent (any such rate, the "*Applicable Rate*"), in either case, immediately; and (ii) if such notice asserts the illegality of such Lender determining or charging interest rates based upon the Eurocurrency Rate, Administrative Agent shall during the period of such suspension compute the Applicable Rate as provided in the foregoing *clause (i)* applicable to such Lender until Administrative Agent is advised in writing by such Lender that it is no longer illegal for such Lender to determine or charge interest rates based upon the Eurocurrency Rate. Upon any such conversion, Borrower shall also pay accrued interest on the amount so converted.

4.03   **Inability to Determine Rates**. Subject to the provisions hereof in connection with benchmark replacement as set forth in *Section 4.07*, if the Required Lenders determine that for any reason in connection with any request for a Loan, a conversion to or continuation thereof, or at any other time: (a) [reserved]; (b) adequate and reasonable means do not exist for determining the Eurocurrency Rate with respect to a proposed Eurocurrency Rate Loan or in connection with an existing or proposed Base Rate Loan; or (c) the Eurocurrency Rate with respect to a proposed Eurocurrency Rate Loan does not adequately and fairly reflect the cost to such Lenders of funding such Loan, Administrative Agent will promptly so notify Borrower and each Lender. Thereafter: (i) the obligation of the Lenders to make or maintain Eurocurrency Rate Loans shall be suspended, and (ii) in the event of a determination described in the preceding sentence with respect to the Eurocurrency Rate component of the Base Rate, the utilization of the Eurocurrency Rate component in determining the Base Rate shall be suspended, in each case until Administrative Agent (upon the instruction of the Required Lenders) revokes such notice (which it agrees to do promptly upon such conditions ceasing to exist). Upon receipt of such notice, Borrower may revoke any pending request for the Borrowing, conversion to or continuation of a Eurocurrency Rate Loan or, failing that, will be deemed to have converted such request into a request for a Borrowing of a loan bearing interest at the Base Rate, without reference to the Eurocurrency Rate, in the amount specified therein.

4.04   **Increased Costs Generally**.

(a)   **Change in Law**. If any Change in Law shall:

(i)   impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender (except any reserve requirement);

(ii)   subject any Recipient to any Taxes (other than: (A) Indemnified Taxes; or (B) Excluded Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto; or

(iii)   impose on any Lender or the London interbank market any other condition, cost or expense affecting this Credit Agreement or Eurocurrency Rate Loans made by such Lender or participation therein;

and the result of any of the foregoing shall be to increase the cost to such Lender of making, converting, continuing or maintaining a Eurocurrency Rate Loan (or of maintaining its obligation to make any such Loan), or to reduce the amount of any sum received or receivable by such Lender hereunder (whether of principal, interest or any other amount), in each case, by an amount determined in good faith by such Lender to be material, then, upon written request of such Lender, the Borrower will pay to such Lender, as the case may be, such additional amount or amounts as will compensate such Lender, as the case may be, for such additional costs incurred or reduction suffered (*provided, however*, that such amounts shall be consistent with amounts that such Lender is generally charging other borrowers similarly situated to the Borrower).

(b)   **Capital Requirements**. If any Lender determines that any Change in Law affecting such Lender or any Lending Office of such Lender or such Lender's holding company, if any, regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender's capital or on the capital of such Lender's holding company, if any, as a consequence of this Credit Agreement, the Commitment of such Lender or the Loans made by such Lender, by an amount determined in good faith by such Lender to be material based on the amount that which such Lender or such Lender's holding company could have achieved but for such Change in Law (taking into consideration such Lender's policies and the policies of such Lender's holding company with respect to capital adequacy), then from time to time the Borrower will pay to such Lender, as the case may be, such additional amount or amounts as will compensate such Lender or such Lender's holding company for any such reduction suffered (provided, however, that such amounts shall be consistent with amounts that such Lender is generally charging other borrowers similarly situated to the Borrower).

(c)   **Certificates for Reimbursement**. A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in **subsection (a)** or **(b)** of this **Section** and delivered to Borrower shall be conclusive absent manifest error. Borrower shall pay such Lender, as the case may be, the amount shown as due on any such certificate within thirty (30) days after receipt thereof.

(d)   **Delay in Requests**. Failure or delay on the part of any Lender to demand compensation pursuant to the foregoing provisions of this **Section 4.04** shall not constitute a waiver of such Lender's right to demand such compensation, *provided* that Borrower shall not be required to compensate a Lender pursuant to the foregoing provisions of this **Section 4.04** for any increased costs incurred or reductions suffered more than nine (9) months prior to the date that such Lender, as the case may be, notifies Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender's intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the nine (9)-month period referred to above shall be extended to include the period of retroactive effect thereof).

4.05   **Compensation for Losses**. Upon demand of any Lender (in each case with a copy to Administrative Agent) from time to time, Borrower shall, subject to the following *proviso*, compensate such Lender, as applicable, for and hold such Person harmless from any loss, cost or expense incurred by it in respect of the period through the last day of the applicable Interest Period of the applicable Eurocurrency Rate Loans referred to in *clauses (a)* through *(c)* below (as determined by the Administrative Agent), excluding any loss of anticipated profits or margin, incurred by it as a result of:

(a)   any continuation, conversion, payment or prepayment of any Loan other than a Base Rate Loan on a day other than the last day of the Interest Period for such Loan (whether voluntary, mandatory, automatic, by reason of acceleration, or otherwise);

(b)   any failure by Borrower (for a reason other than the failure of such Lender to make a Loan) to prepay, borrow, continue or convert any Loan other than a Base Rate Loan on the date or in the amount notified by Borrower; or

(c)   any assignment of a Eurocurrency Rate Loan on a day other than the last day of the Interest Period therefor as a result of a request by Borrower pursuant to *Section 12.12*;

including any loss or expense arising from the liquidation or reemployment of funds obtained by it to maintain such Loan, as applicable, or from fees payable to terminate the deposits from which such funds were obtained. Borrower shall also pay any customary administrative fees charged by such Lender in connection with the foregoing.

For purposes of calculating amounts payable by Borrower to the Lenders under this *Section 4.05,* each Lender shall be deemed to have funded each Eurocurrency Rate Loan made by it at the Eurocurrency Rate for such Loan by a matching deposit or other borrowing in the London interbank eurodollar market for a comparable amount and for a comparable period, whether or not such Eurocurrency Rate Loan was in fact so funded.

Provided that any compensation payable pursuant to this *Section 4.05* shall be paid: (x) promptly (but in no event later than two (2) Business Days after demand therefor), to the extent such funds are available in the Collateral Account or any other account maintained by Borrower; and (y) within fifteen (15) Business Days of demand therefor to the extent that it is necessary for Borrower to issue a Capital Call Notice to fund such required payment (and Borrower shall issue such Capital Call Notice during such time, and shall pay such amount immediately after the Capital Contributions relating to such Capital Call Notice are received).

4.06   **Mitigation Obligations; Replacement of Lenders**.

(a)   **Designation of a Different Lending Office**. If any Lender requests compensation under *Section 4.04*, or requires Borrower to pay any Indemnified Taxes or additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to *Section 4.01*, or if any Lender gives a notice pursuant to *Section 4.02*, then, at the request of Borrower, such Lender, as applicable, shall use reasonable efforts to designate a different Lending Office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment: (i) would eliminate or reduce amounts payable pursuant to *Section 4.01* or *Section 4.04*, as the case may be, in the future, or eliminate the need for the notice pursuant to *Section 4.02*, as applicable; and (ii) in each case, would not subject such Lender, as the case may be, to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender, as the case may be. Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b) **Replacement of Lenders**. If any Lender requests compensation under *Section 4.04*, or if Borrower is required to pay Indemnified Taxes or any additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to *Section 4.01*, and in each such case Lender has declined or is unable to designate a different Lending Office in accordance with *Section 4.06(a)*, Borrower may replace such Lender in accordance with *Section 12.12*.

(c) **Survival**. Borrower's obligations under this *Section 4* shall survive termination of the aggregate Commitments, repayment of all other Obligations hereunder, and resignation of Administrative Agent.

4.07 **Effect of Benchmark Transition Event**.

(a) **Benchmark Replacement**. Notwithstanding anything to the contrary herein or in any other Loan Document, if (A) a Benchmark Transition Event and (B) a Benchmark Replacement Date with respect thereto have occurred prior to the Reference Time in connection with any setting of the then-current Benchmark, then such Benchmark Replacement will replace the then-current Benchmark for all purposes under this Credit Agreement and under any other Loan Document in respect of such Benchmark setting and subsequent Benchmark settings without requiring any amendment to, or requiring any further action by or consent of any other party to, this Credit Agreement or any other Loan Document.

(b) **Benchmark Replacement Conforming Changes**. In connection with the implementation of a Benchmark Replacement, the Administrative Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Credit Agreement or any other Loan Document.

(c) **Notices; Standards for Decisions and Determinations**. The Administrative Agent will promptly notify the Borrower and the Lenders of (i) any occurrence of a Benchmark Transition Event and its related Benchmark Replacement Date, (ii) the implementation of any Benchmark Replacement, (iii) the effectiveness of any Benchmark Replacement Conforming Changes, (iv) the removal or reinstatement of any tenor of a Benchmark pursuant to *Section 4.07* and (v) the commencement or conclusion of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this *Section 4.07*, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Credit Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this *Section 4.07*.

(d)   **Unavailability of Tenor of Benchmark**. Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement) and for Eurocurrency Rate Loans, (i) if the then-current Benchmark is a term rate (including, e.g., Term SOFR) and either (1) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (2) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is or will be no longer representative, then the Administrative Agent may modify the definition of "*Interest Period*" (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to *clause (i)* above either (1) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (2) is not, or is no longer, subject to an announcement that it is or will no longer be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of "*Interest Period*" (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(e)   **Benchmark Unavailability Period**. Upon the Borrower's receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke a request for a Borrowing of, conversion to or continuation of a Eurocurrency Rate Loan to be made, converted or continued during any Benchmark Unavailability Period and, failing that, (i) in the case of any request for a Eurocurrency Rate Loan, the Borrower will be deemed to have converted such request into a request for a Borrowing of or conversion to Base Rate Loans and (ii) any outstanding affected Eurocurrency Rate Loan will be deemed to have been converted into a Base Rate Loan at the end of the applicable Interest Period. During a Benchmark Unavailability Period or at any time that a tenor for the then-current Benchmark is not an Available Tenor, the component of Base Rate based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of Base Rate.

5.   **SECURITY**.

5.01   **Liens and Security Interest**. To secure performance by the Credit Parties of the payment and performance of the Obligations:

(a)   **Collateral Account**. Borrower shall grant to Administrative Agent, for the benefit of each of the Secured Parties an exclusive (except as expressly permitted pursuant to *clause (ii)* of *Section 9.02(a)*), perfected, first priority security interest and Lien in and to its Collateral Account to the Assignment of Account.

(b)   **Capital Commitments, Capital Calls**. Borrower and the General Partner, to the extent of their respective interests therein, shall grant to Administrative Agent, for the benefit of the Secured Parties, an exclusive, perfected, first priority security interest and Lien in and to (i) the Capital Calls, Capital Commitments, and Capital Contributions, including, without limitation, following the occurrence and during the continuance of an Event of Default, any rights to make Capital Calls, receive payment of Capital Commitments and enforce the payment thereof, pursuant to the applicable Collateral Documents, related financing statements, and other documents satisfactory to Administrative Agent, and to enforce the payment thereof or any guarantees thereof now existing or hereafter arising, and (ii) all proceeds of the foregoing (the collateral in *Sections 5.01(a)* and *5.01(b)* being, collectively, the "*Collateral*").

(c)   **Administrative Agent as Collateral Agent**. In order to secure further the payment and performance of the Obligations and to effect and facilitate the Lenders' right of setoff, Borrower hereby irrevocably appoints Administrative Agent as the sole party entitled in the name of Borrower upon the occurrence and during the continuance of an Event of Default, to make any Capital Calls upon the Investors pursuant to the terms of the applicable Subscription Agreement and the Partnership Agreement.

(d)   **Investors**. (i) The Administrative Agent and the Lenders agree not to contact any Investor in connection with this Credit Agreement except when an Event of Default has occurred and is continuing (and subject in any case to *Section 10.02*); and (ii) the Administrative Agent and the Lenders agree not to disclose to any Investor the identity of any other Investor, except that this *clause* shall not prohibit disclosure of (A) an Investor's name in connection with the circumstances described in *Section 12.17*, or (B) information about an Investor that is reasonably necessary in order for the Administrative Agent to make and enforce Capital Calls upon Investors generally after the occurrence and during the continuance of an Event of Default.

(e)   **Reliance**. Borrower and General Partner agree that the Administrative Agent and each Lender have entered into this Credit Agreement, extended credit hereunder and at the time of each Loan, will make such Loan in reasonable reliance on the obligations of the Investors to fund their respective Capital Commitments as shown in their Subscription Agreements and the Partnership Agreement delivered in connection herewith and accordingly, it is the intent of the parties that such Capital Commitments may be enforced by the Administrative Agent (only after the occurrence and during the continuance of an Event of Default), on behalf of the Lenders, pursuant to the terms of the Loan Documents and the Partnership Agreement, directly against the Investors without further action by either Borrower or General Partner and notwithstanding any compromise of any such Capital Commitment by either Borrower or General Partner, as applicable, after the Closing Date as provided in 6 Del. C. §17-502(b)(1) and as a third party beneficiary under the Partnership Agreement relating to the funding and enforcement of Capital Contributions and Collateral in connection with this Credit Agreement and the Loan Documents.

5.02   **Collateral Account; Capital Calls**.

(a)   **Collateral Account**. Borrower shall require that all its Investors wire transfer to the Collateral Account all monies or sums paid or to be paid by such Investors to the capital of Borrower as Capital Contributions as and when Capital Contributions are called pursuant to the Capital Call Notices.

(b)   **[Reserved]**.

(c)   **No Duty**. Neither Administrative Agent nor any Lender shall have any duty to determine or inquire into any happening or occurrence or any performance or failure of performance of Borrower or any Investor. None of them has any duty to inquire into the use, purpose, or reasons for the making of any Capital Call or with respect to the investment or the use of the proceeds thereof.

(d)   **Capital Calls; Borrowing Base Certificates**. In order that Lenders may monitor the Collateral and the Capital Commitments, copies of Capital Call Notices for each Investor from whom a Capital Contribution is being sought or other notices requesting, notifying, or demanding that any Investor make any Capital Contribution shall be delivered to Administrative Agent (which delivery may be via facsimile) promptly after the delivery of such Capital Call Notices or such other notices to any Investors, and, in any event, within three (3) Business Days after the date such

Capital Call Notices or such other notices are issued, together with an updated Borrowing Base Certificate.

(e)   **Use of Accounts; Capital Calls by Administrative Agent**. Borrower may withdraw funds from the Collateral Account only in compliance with *Section 9.11.* Upon the occurrence and during the continuance of a Cash Control Event, the Administrative Agent is authorized to take exclusive control of the Collateral Account.

Borrower will issue Capital Call Notices at such times as are necessary in order to ensure the timely payment of the Obligation. Borrower hereby irrevocably authorizes and directs the Lenders, acting through Administrative Agent, after the Administrative Agent has taken exclusive control of the Collateral Account upon the occurrence of a Cash Control Event to charge from time to time the Collateral Account and any other accounts of Borrower or any other Credit Party at any Lender for amounts not paid when due (after the passage of any applicable grace period) to the Lenders or any of them hereunder or under the Notes. Administrative Agent, on behalf of the Lenders, is hereby authorized, in the name of the Lenders or the name of Borrower, at any time or from time to time upon the occurrence and while an Event of Default exists, to notify the applicable Investors obligated to Borrower with respect to the Capital Commitments to make all payments due or to become due thereon directly to Administrative Agent on behalf of the Lenders, at a Collateral Account or a different account number, or to initiate one or more Capital Call Notices in order to pay the Obligations. With or without such general notification, when an Event of Default exists, subject to *Section 10.02*, Administrative Agent, on behalf of the Lenders may: (i) make Capital Calls in the name of Borrower; (ii) take or bring in Borrower's name or that of the Lenders all steps, actions, suits, or proceedings deemed by Administrative Agent necessary or desirable to effect possession or collection of Capital Commitments; (iii) take such actions with respect to the Capital Commitments as are necessary in order to pay the Obligations, and to perform the Subscription Agreements and the Partnership Agreement to the extent required to effect such actions; (iv) issue credit in its own name or the name of Borrower to the extent necessary to reflect the making of a Capital Contribution to Borrower that is not otherwise reflected in the capital accounts of Borrower; or (v) exercise any right, privilege, power, or remedy provided to Borrower under its Constituent Documents, or the Subscription Agreements or relating to the right to call for and to receive Capital Contributions, in each case, in accordance with the provisions and subject to the limitations in the Loan Documents, including *Section 10.02* of this Credit Agreement. Regardless of any provision hereof, in the absence of gross negligence or willful misconduct by Administrative Agent or the Lenders, none of Administrative Agent or the Lenders shall ever be liable for failure to collect or for failure to exercise diligence in the collection, possession, or any transaction concerning, all or part of the Capital Call Notices, Capital Commitments, or any Capital Contributions, or sums due or paid thereon, nor shall they be under any obligation whatsoever to anyone by virtue of the security interests and liens relating to the Capital Call Notices, Capital Commitments or any Capital Contributions, subject to the UCC as in effect in any applicable jurisdiction. Administrative Agent shall give Borrower prompt notice of any action taken pursuant to this *Section 5.02(e)*, but failure to give such notice shall not affect the validity of such action or give rise to any defense in favor of Borrower with respect to such action.

If the Account Bank with respect to any Collateral Account ceases to be an Eligible Institution, the Borrower shall have thirty (30) days following notice from the Administrative Agent to move its Collateral Account to a replacement Account Bank that is SMBC or an Eligible Institution. If the Account Bank terminates any Control Agreement (to the extent applicable), the Borrower shall open a new collateral account that is subject to a new Control Agreement with a replacement Account Bank within thirty (30) days (or such later period as may be agreed by the Administrative Agent in its sole discretion) of the earlier of (i) such termination and (ii) the terminating Account Bank providing notice of its intent to terminate such Control Agreement; *provided, however*, in each such case, from the date the existing Control Agreement is terminated, before the new Collateral Account becomes effective, the Borrower shall either refrain from making any Capital Calls or promptly direct any Capital Call to an account located at SMBC and pledge such account to the Administrative Agent, for the benefit of the Lenders, pursuant to appropriate Collateral Documents so that the Borrower and General Partner remain in compliance with **Section 8.12** herein.

Within five (5) Business Days of the Closing Date (or such longer period agreed to by the Administrative Agent in its reasonable discretion), Borrower will obtain from the Account Bank electronic viewing access with respect to the Collateral Account in a manner reasonably acceptable to Administrative Agent for the Administrative Agent (i) to electronically monitor deposit and withdrawal activities of the Collateral Account and (ii) to obtain such necessary information with respect to the Collateral Account as Administrative Agent may request from time to time in connection with the monitoring of the Collateral.

(f)   **Event of Default**. During the existence of an Event of Default, issuance by Administrative Agent on behalf of the Lenders of a receipt to any Person obligated to pay any Capital Contribution to Borrower shall be a full and complete release, discharge, and acquittance to such Person to the extent of any amount so paid to Administrative Agent for the benefit of the Lenders, so long as such amount shall not be invalidated, declared to be fraudulent or preferential, set aside or required to be repaid to a trustee, receiver or any other Person under any bankruptcy act or code, state or federal law, common law or equitable doctrine. Administrative Agent, on behalf of the Lenders, is hereby authorized and empowered, during the existence of an Event of Default, on behalf of Borrower, to endorse the name of Borrower upon any check, draft, instrument, receipt, instruction, or other document, agreement or item, including, but not limited to, any item evidencing payment upon a Capital Contribution of any Person to Borrower coming into Administrative Agent's or any Lender's possession, and to receive and apply the proceeds therefrom in accordance with the terms hereof. Administrative Agent on behalf of the Lenders is hereby granted an irrevocable power of attorney, which is coupled with an interest, to execute all checks, drafts, receipts, instruments, instructions, or other documents, agreements, or items on behalf of Borrower, either before or after demand of payment on the Obligations but only during the existence of an Event of Default, as shall be deemed by Administrative Agent to be necessary or advisable, in the sole discretion, reasonably exercised, of Administrative Agent, to preserve the security interests and Liens in the Capital Commitments or to secure the repayment of the Obligations, and neither Administrative Agent nor the Lenders shall incur any liability, in the absence of gross negligence or willful misconduct, in connection with or arising from its exercise of such power of attorney. The application by the Lenders of such funds shall, unless the Required Lenders shall agree otherwise in writing, be the same as set forth in **Section 3.04**.

(g)   **No Representations**. Neither Administrative Agent nor the Lenders shall be deemed to make at any time any representation or warranty as to the validity of any Capital Call Notice nor shall Administrative Agent or the Lenders be accountable for Borrower's use of the proceeds of any Capital Call Notice.

5.03   **Lender Offset**. In addition to the rights granted to Administrative Agent and the Lenders under **Section 12.02** hereof, Borrower hereby grants to each Lender a right of offset, to secure repayment of the Obligations, upon any and all monies, securities, or other property of Borrower, and the proceeds therefrom, now or hereafter held or received by or in transit to the Lenders, from or for the account of Borrower, whether for safekeeping, custody, pledge, transmission, collection, or otherwise, and also upon any and all deposits (general or specified) and credits of Borrower and any and all claims of Borrower, against the Lenders at any time existing. The Lenders are hereby authorized at any time and from time to time during the existence of an Event of Default, without notice to Borrower, to offset, appropriate, apply, and enforce such right of offset against any and all items referred to above against the Obligations. Borrower shall be deemed directly indebted to the Lenders in the full amount of the Obligations, and the Lenders shall be entitled to exercise the rights of offset provided for above. The rights of the Lenders under this **Section 5.03** are subject to **Section 12.03** hereof. Administrative Agent, and the Lenders, as applicable, shall give the Borrower prompt notice of any action taken pursuant to this **Section 5.03**, but failure to give such notice shall not affect the validity of such action or give rise to any defense in favor of Borrower with respect to such action.

5.04   **[Reserved]**.

5.05   **[Reserved]**.

5.06   **Subordination of Claims**. At any time that the Principal Obligation exceeds the Available Loan Amount and until the mandatory prepayment pursuant to **Section 2.01(d)** hereof in connection therewith, if any, shall be paid and satisfied in full, or during the existence and continuation of an Event of Default while any Obligation remains outstanding, none of the Credit Parties or General Partner shall receive or collect, directly or indirectly, from any other Credit Party, General Partner or any Investor, as applicable, any payments on any debts or liabilities of any such Person to such Credit Party or the General Partner, as the case may be, whether now existing or hereafter arising and whether direct, indirect, several, joint and several, or otherwise, and irrespective of whether such debts or liabilities be evidenced by note, contract, open account, or otherwise, and irrespective of the Person or Persons in whose favor such debts or liabilities may, at their inception, have been, or may hereafter be created, or the manner in which they have been or may hereafter be acquired by any Credit Party or General Partner (including, without limitation, by setoff pursuant to the terms of any applicable agreement) (collectively, "*Subordinated Claims*"). Subordinated Claims shall include without limitation all rights and claims of each Credit Party and General Partner against an Investor under the Constituent Documents of such Person or under the Subscription Agreements; *provided* that the Credit Parties and the General Partner may receive or collect amounts on the Subordinated Claims to the extent required to make any payment of the Obligations due hereunder.

Any liens, security interests, judgment liens, charges, or other encumbrances upon any Person's assets securing payment of Subordinated Claims, including, but not limited to, any liens or security interests on an Investor's Equity Interest in the Borrower, shall be and remain inferior and subordinate in right of payment and of security to any liens, security interests, judgment liens, charges, or other encumbrances upon an Investor's assets securing such Investor's obligations and liabilities to the Lenders pursuant to any of the Collateral Documents executed by such Person, regardless of whether such encumbrances in favor of any Credit Party, General Partner or the Lenders presently exist or are hereafter created or attach. So long as any Event of Default shall exist, without the prior written consent of Administrative Agent, no Credit Party or General Partner shall: (a) exercise or enforce any creditor's or partnership right it may have against an Investor; (b) foreclose, repossess, sequester, or otherwise take steps or institute any action or proceedings (judicial or otherwise, including without limitation, the commencement of, or joinder in, any liquidation, bankruptcy, rearrangement, debtor's relief, or insolvency proceeding) to enforce any liens, mortgages, deeds of trust, security interest, collateral rights, judgments or other encumbrances on assets of such Investor held by such Person; or (c) exercise any rights or remedies against an Investor under the Constituent Documents of such Person or the Subscription Agreements, *provided* that any action taken by Administrative Agent or the Lenders in any Credit Party's or General Partner's name, or any action taken by any Credit Party or General Partner that is required under any Loan Document or to comply with any Loan Document, shall not be a violation of this **Section 5.06**.

6.   **CONDITIONS PRECEDENT TO CREDIT EXTENSIONS**.

6.01   **Conditions to Closing Date**. The effectiveness of this Credit Agreement is subject to the conditions precedent that Administrative Agent shall have received, on or before the Closing Date, the following:

(a)   **Credit Agreement**. This Credit Agreement, duly executed and delivered by Borrower and General Partner;

(b)   **Notes**. A Note for each Lender that has requested one at least three (3) Business Days prior to the Closing Date, duly executed and delivered by Borrower;

(c)   **Security Agreements**. A Security Agreement, duly executed and delivered by the Borrower and the General Partner;

(d)   **Assignment of Account and Control Agreement**. An Assignment of Account with respect to the Collateral Account duly executed and delivered by Borrower, together with a Control Agreement with respect to the Collateral Account, in form and substance acceptable to Administrative Agent;

(e)   **[Reserved]**;

(f)   **Financing Statements**.

(i)   searches of UCC filings (or their equivalent) in the jurisdiction of formation of Borrower and General Partner, respectively, or where a filing has been or would need to be made in order to perfect the Lenders' security interest in the Collateral, copies of the financing statements on file in such jurisdictions and evidence that no Liens on the Collateral exist, or, if necessary, copies of proper financing statements, if any, filed on or before the date hereof necessary to terminate all security interests and other rights of any Person in any Collateral previously granted; and

(ii)   duly authorized UCC financing statements, and any amendments thereto, and assignment thereof, for each appropriate jurisdiction as is necessary, in Administrative Agent's reasonable discretion, to perfect the Lenders' security interest in the Collateral;

(g)   **Responsible Officer Certificate**. A certificate from a Responsible Officer of each Credit Party and General Partner, stating that: (i) all of the representations and warranties contained in *Section 7* hereof and the other Loan Documents made by such Credit Party and General Partner are true and correct in all material respects as of such date (except to the extent of changes in facts or circumstances that have been disclosed to the Lenders and do not constitute an Event of Default or, to its knowledge, a Potential Default under this Credit Agreement or any other Loan Document and except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date); and (ii) no event has occurred and is continuing, or would result from any Borrowing which constitutes an Event of Default or, to its knowledge, a Potential Default;

(h)   **Borrower's Constituent Documents**. True and complete copies of the Constituent Documents of Borrower, together with certificates of existence and good standing (or other similar instruments) of Borrower, in each case as in effect on the date hereof, in each case reasonably satisfactory to Administrative Agent;

(i) **[Reserved]**.

(j) **General Partner's Constituent Documents**. True and complete copies of the Constituent Documents of General Partner, together with certificates of existence and good standing (or other similar instruments) of General Partner, in each case as in effect on the date hereof, in each case reasonably satisfactory to Administrative Agent;

(k) **[Reserved]**.

(l) **Authority Documents**. Certified resolutions of the manager of the General Partner with respect to General Partner, authorizing the entry into the transactions contemplated herein and in the other Loan Documents by General Partner (on behalf of itself and on behalf of applicable Borrower);

(m) **Incumbency Certificates**. Signed certificates of a Responsible Officer, who shall certify the names of the Persons authorized, on the date hereof, to sign each of the Loan Documents and the other documents or certificates to be delivered pursuant to the Loan Documents on behalf of Borrower and General Partner, respectively, together with the true signatures of each such Person. Administrative Agent may conclusively rely on such certificate until it shall receive a further certificate canceling or amending the prior certificate and submitting the signatures of the Persons named in such further certificate;

(n) **[Reserved]**.

(o) **Opinions of Counsel**. A favorable opinion of Ropes & Gray LLP, counsel to the Credit Parties, covering such matters relating to the transactions contemplated hereby as reasonably requested by Administrative Agent, in a form reasonably acceptable to Administrative Agent;

(p) **ERISA Deliverable**. A certificate of a Responsible Officer with respect to Borrower, in a form reasonably acceptable to Administrative Agent, stating that the underlying assets of Borrower do not constitute Plan Assets because less than twenty-five percent (25%) of the total value of each class of equity in Borrower is held by ERISA Investors (calculated in accordance with the Plan Assets Regulation);

(q) **Investor Documents**. Administrative Agent shall have received from each Investor: (x) a copy of such Investor's duly executed Subscription Agreement, its Investor Letter, and, if applicable, Side Letter; (y) with respect to a Borrowing Base Investor, to the extent requested by the Administrative Agent in the reasonable discretion of Administrative Agent, duly executed Credit Support Documents;

(r) **[Reserved]**;

(s) "**Know Your Customer**" **Information and Documents**. Such information and documentation as is reasonably requested by the Lenders so that each of the Credit Parties has become KYC Compliant;

(t) **AML Letter**. An "AML Letter" in form and substance reasonably acceptable to Administrative Agent; and

(u) **Beneficial Ownership Certification**. The Lenders shall have received, sufficiently in advance of (but in any event not less than three (3) Business Days prior to) the

Closing Date a Beneficial Ownership Certification in relation to the extent that Borrower qualifies as a "legal entity customer" under the Beneficial Ownership Regulation.

Without limiting the generality of the provisions of the last paragraph of **Section 11.03**, for purposes of determining compliance with the conditions specified in this **Section 6.01**, each Lender that has signed this Credit Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless Administrative Agent shall have received notice from such Lender prior to the proposed Closing Date specifying its objection thereto.

6.02   **All Loans**. The obligation of each Lender to honor any Request for Credit Extension (other than a Loan Notice requesting only a conversion of Loans to the other Type of Loan, or a continuation of Eurocurrency Rate Loans) is subject to the following conditions precedent that:

(a)   **Representations and Warranties**. The representations and warranties of each Credit Party contained in **Section 7** or in any other Loan Document, or which are contained in any document furnished at any time or in connection herewith or therewith, shall be true and correct in all material respects on and as of the date of any such Credit Extension, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects as of such earlier date, (and except to the extent of changes in facts or circumstances that have been disclosed in writing to the Lenders and do not constitute an Event of Default or Potential Default), *provided* that for purposes of this **Section 6.02(a)**, the representations and warranties contained in **Section 7.06** shall be deemed to refer to the most recent financial statements furnished pursuant to *clause (i)* of **Section 8.01(a)**;

(b)   **No Default**. No Event of Default or Potential Default exists at such date;

(c)   **Loan Notice; Borrowing Base Certificate**. Administrative Agent shall have received a Loan Notice and a Borrowing Base Certificate; and

The Request for Credit Extension (other than a Loan Notice requesting only a conversion of Loans to the other Type of Loan, or a continuation of Eurocurrency Rate Loans) submitted by Borrower shall be deemed to be a representation and warranty that the conditions specified in **Sections 6.02(a)** and **6.02(b)** have been satisfied on and as of the date of the applicable Credit Extension.

6.03   **Term Loans**. The obligation of each Lender to honor any Request for Credit Extension under the Term Facility is subject to the following condition precedent:

(a)   **Fees; Costs and Expenses**. Payment of all fees and other amounts due and payable by Borrower on or prior to the date of such Credit Extension including, to the extent invoiced, reimbursement or payment of all reasonable expenses required to be reimbursed or paid by Borrower hereunder, including the reasonable fees and disbursements of Administrative Agent's special counsel, Paul Hastings LLP.

7.   **REPRESENTATIONS AND WARRANTIES**. To induce the Lenders to make the Loans hereunder, each Credit Party represents and warrants to the Lenders that:

7.01   **Organization and Good Standing of Credit Parties**.

(a)   Borrower is a limited partnership duly organized and existing under the laws of the jurisdiction of its organization, has the requisite limited partnership power and authority to own its properties and assets and to carry on its business as now conducted, and is qualified to do business in each jurisdiction where the nature of the business conducted or the property owned or leased requires such qualification, other than jurisdictions where the failure to be so qualified to do business would not have a Material Adverse Effect.

(b)   General Partner is a limited liability company duly formed and validly existing under the laws of the jurisdiction of its organization, has the requisite power and authority to own its properties and assets and to carry on its business as now conducted, and is qualified to do business in each jurisdiction where the nature of the business conducted or the property owned or leased requires such qualification or where the failure to be so qualified to do business could reasonably be expected to have a Material Adverse Effect.

7.02   **Authorization and Power**. Each Credit Party has the limited partnership or limited liability company power, as applicable, and requisite authority to execute, deliver, and perform their respective obligations under this Credit Agreement, the Notes, and the other Loan Documents to be executed by it. Each Credit Party is duly authorized to, and has taken all limited partnership or limited liability company, as applicable, action necessary to authorize each of them to execute, deliver, and perform their respective obligations under this Credit Agreement, the Notes, and such other Loan Documents.

7.03   **No Conflicts or Consents**. None of the execution and delivery of this Credit Agreement, the Notes, or the other Loan Documents to which it is party, the consummation of any of the transactions herein or therein contemplated, or the compliance with the terms and provisions hereof or with the terms and provisions thereof, will contravene or conflict, in any material respect, with any provision of law, statute, or regulation to which any Credit Party is subject, any of the Constituent Documents of any Credit Party, any judgment, material license, order, or material permit applicable to any Credit Party or any material indenture, mortgage, deed of trust, or other agreement or instrument to which any Credit Party is a party or by which any Credit Party may be bound, or to which any Credit Party may be subject. No consent, approval, authorization, or order of any court or Governmental Authority or third party is required in connection with the execution and delivery by any Credit Party of the Loan Documents to which it is a party or to consummate the transactions contemplated hereby or thereby.

7.04   **Enforceable Obligations**. This Credit Agreement, the Notes and the other Loan Documents to which it is a party are the legal and binding obligations of each Credit Party, enforceable in accordance with their respective terms, subject to Debtor Relief Laws, the Legal Reservations and equitable principles.

7.05   **Priority of Liens**. Subject to the Legal Reservations and the Perfection Requirements, the Collateral Documents create, as security for the Obligations, valid and enforceable first priority security interests in and Liens on all of the Collateral in which any Credit Party has any right, title or interest, in favor of Administrative Agent for the benefit of the Lenders, subject to no other Liens, except as enforceability may be limited by Debtor Relief Laws and equitable principles and except as permitted under *Section 9.02* hereof. Such security interests in and Liens on the Collateral in which such Credit Party has any right, title, or interest shall be superior to and prior to the rights of all third parties in such Collateral, and, other than as required pursuant to the relevant Collateral Documents or other than in connection with any future Change in Law or in such Credit Party's name, identity or structure, or its jurisdiction of organization, no further recordings or filings are or will be required in connection with the creation, perfection or enforcement of such security interests and Liens, other than the filing of continuation statements in accordance with applicable Laws. Each Lien referred to in this *Section 7.05* is and shall be the sole and exclusive Lien on the Collateral in which such Credit Party has any right, title or interest.

7.06   **Financial Condition**. Borrower has delivered to Administrative Agent the most-recently available copies of the financial statements and reports described in *Section 8.01* hereof. Such statements fairly present, in all material respects, the financial condition of such Credit Party as of the applicable date of such statements, and have been prepared in accordance with Generally Accepted Accounting Principles, except as provided therein.

7.07   **Full Disclosure**. There is no material fact known to any Credit Party that has not been disclosed to Administrative Agent in writing which could reasonably be expected to have a Material Adverse Effect. All written information heretofore furnished by any Credit Party in connection with this Credit Agreement, the other Loan Documents or any transaction contemplated hereby is, and all such information hereafter furnished will be, taken as a whole, true and correct in all material respects on the date as of which such information is stated or deemed stated.

7.08   **No Default**. No event has occurred and is continuing which constitutes an Event of Default or a Potential Default.

7.09   **No Litigation**. There are no actions, suits, investigations or legal, equitable, arbitration or administrative proceedings pending, or to the knowledge of any Credit Party, threatened in writing, against any Credit Party that would reasonably be expected to have a Material Adverse Effect.

7.10   **Material Adverse Change**. No changes to any Credit Party have occurred since the date of the most recent financial statements of such Credit Party delivered to the Lenders which would reasonably be expected to result in a Material Adverse Effect.

7.11   **Taxes**. To the extent that failure to do so would be reasonably likely to have a Material Adverse Effect, all tax returns required to be filed by any Credit Party in any jurisdiction have been filed and all taxes (including mortgage recording taxes), assessments, fees, and other governmental charges imposed upon such Credit Party or upon any of its respective properties, income or franchises by a Governmental Authority have been paid prior to the time that such taxes could give rise to a lien thereon. There is no proposed tax assessment against any Credit Party which would reasonably be expected to have a Material Adverse Effect and is not being contested in good faith.

7.12   **Jurisdiction of Formation; Principal Office**. The principal office, chief executive office, and principal place of business of each of Borrower and General Partner are located at 200 Clarendon Street, Boston MA 02116;.

7.13   **ERISA Compliance**. (a) No Credit Party or ERISA Affiliate has established or maintains, any Plan, which individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect; (b) the underlying assets of Borrower do not constitute Plan Assets pursuant to the Plan Assets Regulation; and (c) none of the transactions contemplated under the Loan Documents constitutes (i) a "*non-exempt prohibited transaction*" under *Section 4975(c)(1)(A)*, *(B)*, *(C)*, or *(D)* of the Internal Revenue Code or *Section 406(a)* of ERISA that would subject Administrative Agent or the Lenders to pay any tax, penalty, damages or any other claim or relief under the Internal Revenue Code or ERISA, assuming the conditions of *Section 11.13(a)* are true and correct, or (ii) a violation of any ERISA Similar Law. Neither the execution, delivery and performance of the Loan Documents or any transaction contemplated under any of the Loan Documents will subject Administrative Agent or the Lenders to any fiduciary duties, code of conduct or similar obligations or to any reporting, filing or disclosure obligations, under any ERISA Similar Law.

7.14   **Compliance with Law**. Such Credit Party is, to the best of its knowledge, in compliance in all material respects with all material laws, rules, regulations, orders, and decrees which are applicable to it or its properties, including, without limitation, Environmental Laws, except where non-compliance would not be reasonably likely to have a Material Adverse Effect.

7.15 **Hazardous Substances**. Such Credit Party: (a) has not received any notice or other communication or otherwise learned of any Environmental Liability which would individually or in the aggregate reasonably be expected to have a Material Adverse Effect arising in connection with: (i) any non-compliance with or violation of the requirements of any Environmental Law by such Credit Party, or any permit issued under any Environmental Law to such Credit Party; or (ii) the Release or threatened Release of any Hazardous Material into the environment; and (b) to its knowledge, has no threatened or actual liability in connection with the Release or threatened Release of any Hazardous Material into the environment which would individually or in the aggregate reasonably be expected to have a Material Adverse Effect.

7.16 **No Defenses Under Constituent Documents**. No Credit Party knows of any default or circumstance which with the passage of time and/or giving of notice would constitute a default under the applicable Constituent Documents or the Subscription Agreements which would constitute a defense to the obligations of the Investors to make Capital Contributions in accordance with the applicable Subscription Agreements or Constituent Documents, or has any knowledge of any claims of offset or any other claims of Investors against such Credit Party which could reasonably be expected to diminish or adversely affect the obligations of the Investors to make Capital Contributions and fund Capital Calls in accordance with the applicable Subscription Agreements or Constituent Documents.

7.17 **Partnership Structure**. As of the date hereof, the sole general partner of Borrower is the General Partner. The Partners of Borrower are set forth on the Schedule of Investors attached hereto and incorporated herein by reference (or on a revised Schedule of Investors delivered to Administrative Agent in accordance with ***Section 9.05*** hereof), and the respective Capital Commitment and Unfunded Commitment of each Investor are set forth on the Schedule of Investors (or on such Schedule of Investors as revised from time to time).

7.18 **Capital Contributions**. There are no Capital Call Notices outstanding except as otherwise disclosed in writing to Administrative Agent.

7.19 **Fiscal Year**. The fiscal year of each Credit Party is the calendar year.

7.20 **[Reserved]**.

7.21 **Margin Stock**. No proceeds of any Credit Extension will be used for the immediate, incidental or ultimate purpose of buying or carrying Margin Stock in a manner that would result in a violation of Regulation U.

7.22 **Investment Company Act**. No Credit Party is required to be registered as an "*investment company*" within the meaning of the Investment Company Act of 1940, as amended.

7.23 **Sanctions**. Neither any Credit Party, nor any of their respective Subsidiaries, directors, officers, or employees, or to the knowledge of any such Credit Party, any of their respective agents or Affiliates, is a Sanctioned Person. To each Credit Party's knowledge, no Investor is a Sanctioned Person. Each Credit Party and their respective Subsidiaries have policies and procedures in place which are reasonably designed to comply with Sanctions.

7.24 **Anti-Money Laundering Laws**. Each Credit Party and their respective Subsidiaries have policies and procedures in place which are reasonably designed to comply with all applicable Anti-Money

Laundering Laws, including, without limitation, the Patriot Act ("***KYC Compliance***"). Prior to the Closing Date or the date that such Investor was admitted into the Borrower, as applicable, each Investor has satisfied such policies and procedures relating to KYC Compliance.

7.25   **Subscription Facility**. Borrower confirms that this Credit Agreement and the transactions contemplated under this Credit Agreement and Loan Documents constitute a "*Credit Facility*" as defined in the Partnership Agreement.

7.26   **[Reserved]**.

7.27   **Beneficial Ownership**. The information included in the Beneficial Ownership Certification provided by Borrower is true and correct in all respects.

7.28   **Anti-Corruption**. Each Credit Party and its Subsidiaries, and their respective directors, officers, employees, and, to the knowledge of the Credit Party, their respective agents and Affiliates is in compliance with applicable Anti-Corruption Laws. Each Credit Party has instituted and maintains policies, procedures, and internal controls designed to ensure compliance by such Credit Party and its Subsidiaries, directors, officers, employees, and agents with Anti-Corruption Laws.

7.29   **EEA Financial Institution**. No Credit Party is an EEA Financial Institution.

7.30   **Delegation of Duties**. As of the Closing Date, General Partner has not delegated to any Person the right to make or enforce Capital Calls or exercise remedies upon the Investors pursuant to the terms of the Partnership Agreement.

8.   **AFFIRMATIVE COVENANTS**. So long as the Lenders have any commitment to lend hereunder, and until payment in full of the Notes and the performance in full of the Obligations (other than contingent indemnification obligations not then due and payable) under this Credit Agreement and the other Loan Documents, the Credit Parties each agree that, unless Administrative Agent shall otherwise consent in writing based upon the approval of the Required Lenders (unless the approval of Administrative Agent alone or a different number of Lenders is expressly permitted below):

8.01   **Financial Statements, Reports and Notices**. Borrower shall deliver to Administrative Agent sufficient copies for each Lender of the following:

(a)   **Financial Reports**.

(i)   **Annual Reports**. As soon as available, but no later than (A) one hundred thirty-five (135) days after the end of the Borrower's fiscal year beginning with the fiscal year ended December 31, 2025, a report setting forth, as of the end of such fiscal year: the Borrower's audited balance sheet and income statement, together with the unqualified opinion of a firm of nationally recognized independent certified public accountants, based on an audit using generally accepted auditing standards, that such financial statements were prepared in accordance with Generally Accepted Accounting Principles and present fairly in all material respects the financial condition and results of operations of the Borrower;

(ii)   **Quarterly Reports**. As soon as available, but no later than sixty (60) days after the end of each of the first three fiscal quarters of such Credit Party, beginning with the fiscal quarter ended June 30, 2025, an unaudited report setting forth as of the end of such fiscal quarter, such Credit Party's balance sheet and income statement;

(b)   **Compliance Certificate**. No later than ninety (90) days after the end of each of the first three fiscal quarters of such Credit Party beginning with the fiscal quarter ended June 30, 2025, and no later than one hundred fifty (150) days after the end of such Credit Party's fiscal year, a compliance certificate in the form of *Exhibit I* hereof (the "*Compliance Certificate*"), certified by a Responsible Officer of such Credit Party to be true and correct, and (i) stating whether any Event of Default or, to its knowledge any Potential Default, exists; (ii) stating whether such Credit Party is in compliance with the debt limitations contained in *Section 9.10*, and containing the calculations evidencing such compliance; (iii) stating that no Exclusion Event has occurred with respect to any Borrowing Base Investor, other than such Exclusion Event as the Administrative Agent has been notified of in writing; and (iv) setting forth: (A) the aggregate Unfunded Commitments of the Investors and, separately, the Unfunded Commitment of each Borrowing Base Investor; (B) the calculations for the Available Loan Amount as of the end of such quarter and that the Principal Obligation will not exceed the Available Loan Amount; (C) specifying changes, if any, in the names or notice information for any Investor; (D) listing all subsequent Investors that have not satisfied each of the requirements set forth in *Section 9.05(d)*; (E) a calculation that the Borrower are in compliance with the debt limitation covenant of *Section 9.10* hereof; (F) [reserved]; (G) [reserved]; and (H) stating whether the requirements set forth in *Sections 8.21 and 8.22* have been complied with, and containing the calculations evidencing such compliance;

(c)   **Borrowing Base Certificate**. A Borrowing Base Certificate delivered: (i) concurrently with each Request for Credit Extension, containing information as of the date of such request; and (ii) within three (3) Business Days after the date any Capital Call Notice is issued, containing information as of the date of such notice; (iii) together with any annual or quarterly financial deliveries to Administrative Agent; (iv) together with the delivery of any notices of an Exclusion Event to Administrative Agent; and (v) prior to the effective date of any Transfer or withdrawal of any Borrowing Base Investor's Equity Interest in Borrower; *provided* that Borrowing Base Certificates delivered pursuant to this *Section 8.01(c)* (other than in connection with an Exclusion Event) shall include a certification of a Responsible Officer of the Borrower, that no Exclusion Events have occurred with respect to the Borrowing Base Investors, other than such Exclusion Events that have been disclosed to the Administrative Agent in accordance with the terms hereof;

(d)   **Notices Affecting Available Loan Amount**. No later than five (5) Business Days after a Responsible Officer of such Credit Party obtains knowledge of the occurrence of an Exclusion Event, a notice setting forth each Investor that is the subject of an Exclusion Event, as the case may be, and in each case the details thereof and Borrower's calculation of the Available Loan Amount after taking into account such Exclusion Event, and Borrower's calculation of the amount which Borrower is required to repay pursuant to *Section 2.01(d)*, if any, as a result of such Exclusion Event;

(e)   **[Reserved]**;

(f)   **[Reserved]**;

(g)   **ERISA Status**. If at any time there is any ERISA Investor, Borrower shall provide to notice to the Administrative Agent and at such time, Borrower shall deliver to the Administrative Agent, a certificate of a Responsible Officer with respect to Borrower, in a form reasonably acceptable to Administrative Agent, stating that the underlying assets of Borrower do not constitute Plan Assets because less than twenty-five percent (25%) of the total value of each class of equity in Borrower is held by ERISA Investors (calculated in accordance with the Plan Assets Regulation); and

(h)   **Reporting Relating to Investors**. The Credit Parties shall deliver, within three (3) Business Days of the delivery to any Investor in Borrower beginning with the fiscal quarter ended June 30, 2025, copies of quarterly investor letters (to the extent prepared for the investors) and any notice of default, notice of election or exercise of any rights or remedies under the Subscription Agreements, the Partnership Agreement or the Constituent Documents of any Credit Party, or any notices relating in any way to any Investor's Capital Commitment (without duplication of any Capital Call Notice delivered pursuant to *Section 5.02(d)*), and any notice relating in any way to the misconduct of any Credit Party, and upon request by the Administrative Agent, other reporting to include, *inter alia*, copies of reports when sent to Investors, including, without limitation, reports regarding investments, in each case prepared by a Credit Party and furnished to the Investors.

(i)   **Notice of Certain Changes to Beneficial Ownership Certification**. With respect to any Credit Party that is a "legal entity customer" under the Beneficial Ownership Regulation, such Credit Party shall promptly give notice to the Lenders of any change in the information provided in any Beneficial Ownership Certification that would result in a change to the list of beneficial owners identified therein and promptly deliver an updated Beneficial Ownership Certification.

8.02   **Payment of Taxes**. Each Credit Party will pay and discharge all taxes, assessments, and governmental charges or levies imposed upon it by a Governmental Authority, upon its income or profits, or upon any property belonging to it before delinquent, if such failure would have a Material Adverse Effect; *provided, however*, that no Credit Party shall be required to pay any such tax, assessment, charge, or levy if and so long as the amount, applicability, or validity thereof shall currently be contested in good faith by appropriate proceedings and appropriate reserves therefor have been established.

8.03   **Maintenance of Existence and Rights**. Each Credit Party will preserve and maintain its existence. Each Credit Party shall further preserve and maintain all of its rights, privileges, and franchises necessary in the normal conduct of its business and in accordance with all valid regulations and orders of any Governmental Authority the failure of which would have a Material Adverse Effect.

8.04   **Notice of Default and Key Person Event**. Each Credit Party will furnish to Administrative Agent, promptly upon becoming aware of the existence of any condition or event which constitutes an Event of Default or a Potential Default (including, without limitation, notice from the Partners under *Section 5.5(a)* of the Partnership Agreement or otherwise that the Partners of Borrower intend to seek the removal of the General Partner as general partner, managing member, or manager of Borrower), a written notice specifying the nature and period of existence thereof and the action which the Credit Parties are taking or propose to take with respect thereto. Each Credit Party shall promptly notify Administrative Agent with respect to any Investor (or, in the case of any Investor that is not an Affiliate of any Credit Party, upon receipt of actual knowledge thereof): (a) that any Investor has violated or breached any material term of the Partnership Agreement or has become a Defaulting Investor; or (b) of the existence of any condition or event which, with the lapse of time or giving of notice or both, would cause an Investor to become a Defaulting Investor. Each Credit Party shall promptly notify Administrative Agent in writing upon becoming aware of the occurrence of a Key Person Event.

8.05   **Other Notices**. Each Credit Party will, promptly upon receipt of actual knowledge thereof, notify Administrative Agent of any of the following events that would reasonably be expected to result in a Material Adverse Effect: (a) any change in the financial condition or business of such Credit Party; (b) any default under any material agreement, contract, or other instrument to which such Credit Party is a party or by which any of its properties are bound, or any acceleration of the maturity of any material indebtedness owing by such Credit Party; (c) any uninsured claim against or affecting such Credit Party or any of its properties; (d) the commencement of, and any material determination in, any litigation with any third party or any proceeding before any Governmental Authority affecting such Credit Party; (e) any Environmental Complaint or any claim, demand, action, event, condition, report or investigation indicating any potential or actual liability arising in connection with: (i) the non-compliance with or violation of the requirements of any Environmental Law or any permit issued under any Environmental Law; or (ii) the Release or threatened Release of any Hazardous Material into the environment; (f) the existence of any Environmental Lien on any Properties or assets of such Credit Party; (g) any material remedial action taken by such Credit Party in response to any order, consent decree or judgment of any Governmental Authority or any Environmental Liability; or (h) the listing of any of such Credit Party's on SEMS.

8.06   **Compliance with Loan Documents and Partnership Agreement**. Unless otherwise approved in accordance with the terms of this Credit Agreement (which approval, by such terms, may require more or fewer Lenders than the Required Lenders), each Credit Party will promptly comply with any and all covenants and provisions of this Credit Agreement, the Notes, and all of the other Loan Documents executed by it. Each Credit Party will use the proceeds of any Capital Call Notices only for such purposes as are permitted by, and otherwise comply with, its Constituent Documents, including without limitation, the Partnership Agreement. Each Credit Party will use the proceeds of the Loans only for such purposes as expressly permitted under the Partnership Agreement.

8.07   **Operations and Properties**. Each Credit Party will act prudently and in accordance with customary industry standards in managing or operating its assets, properties, business, and investments so as not to incur a Material Adverse Effect; each Credit Party will keep in good working order and condition, ordinary wear and tear excepted, all of its assets and properties which are necessary to the conduct of their business so as not to incur a Material Adverse Effect.

8.08   **Books and Records; Access**. Following three (3) Business Days prior written notice each Credit Party will give any representative of Administrative Agent or the Lenders, or any of them, access during all business hours to, and permit such representatives to examine, copy, or make excerpts from, any and all books, records, and documents in the possession of such Credit Party and relating to its affairs, and to inspect any of the properties of such Credit Party, *provided, however*, that, (a) so long as no Event of Default exists such examinations and inspections shall be limited to one (1) time in any calendar year, shall be conducted by Administrative Agent on behalf of the Lenders, and shall be conducted only if the Administrative Agent has a reasonable basis for the concerns such inspection is intended to address, and (b) the Credit Parties shall not be required to disclose, discuss permit the inspection, examination or making copies or abstracts of any documents, record, information or other matter (i) the disclosure, inspection, examination, copying or discussion of which is prohibited by any Law or (ii) that is subject to bona fide attorney-client or similar privilege or constitutes bona fide attorney work product.

8.09   **Compliance with Law**. Each Credit Party will comply in all material respects with all applicable laws, rules, regulations, and all orders of any applicable Governmental Authority, including without limitation, Environmental Laws and ERISA, except where the failure to comply could not reasonably be expected to result in a Material Adverse Effect.

8.10   **Insurance**. Each Credit Party will maintain insurance, in such types and amounts, as are consistent with customary practices and standards of the similar funds and the failure of which to maintain could reasonably be expected to have a Material Adverse Effect.

8.11   **Authorizations and Approvals**. Each Credit Party will promptly obtain, from time to time at its own expense, all such governmental licenses, authorizations, consents, permits and approvals as may be required to enable such Credit Party to comply with their respective obligations hereunder, under the other Loan Documents, the Subscription Agreements and their respective Constituent Documents and the failure of which to obtain would reasonably be expected to have a Material Adverse Effect.

8.12   **Maintenance of Liens**. Each Credit Party shall perform all such acts and execute all such documents as Administrative Agent may reasonably request in order to enable the Lenders to report, file, and record every instrument that Administrative Agent may deem necessary in order to perfect and maintain the Lenders' liens and security interests in the Collateral and otherwise to preserve and protect the rights of the Lenders in respect of such liens and security interests.

8.13   **Further Assurances**. Each Credit Party will take any and all such other action, as Administrative Agent may, from time to time, deem reasonably necessary or proper in connection with the Credit Agreement or any of the other Loan Documents for better assuring and confirming unto the Lenders all or any part of the security for any of the Obligations.

8.14   **Compliance with Anti-Money Laundering Laws and Anti-Corruption Laws**. Each Credit Party, each Person directly or indirectly controlling a Credit Party, and each Person directly or indirectly controlled by a Credit Party shall (a) comply with all applicable Anti-Money Laundering Laws and Anti-Corruption Laws, and shall maintain policies, procedures, and internal controls reasonably designed to ensure compliance with all applicable Anti-Money Laundering Laws and Anti-Corruption Laws; (b) use commercially reasonable efforts to conduct the requisite due diligence in connection with the transactions contemplated herein for purposes of complying with all applicable Anti-Money Laundering Laws, including with respect to the legitimacy of the applicable Investor and the origin of the assets used by such Investor to purchase the property in question, and shall maintain sufficient information to identify the applicable Investor for purposes of Anti-Money Laundering Laws; (c) ensure it does not use any of the credit in violation of any Anti-Corruption Laws or Anti-Money Laundering Laws; and (d) ensure it does not fund any repayment of the credit in violation of any Anti-Corruption Laws or Anti-Money Laundering Laws.

8.15   **[Reserved]**.

8.16   **Collateral Account**. Borrower shall, upon receipt, deposit into the Collateral Account any payments and monies that Borrower receives directly from any Investor as Capital Contributions.

8.17   **Investor Financial and Rating Information**. Borrower shall request, from each Investor (other than General Partner), as applicable, financial information required under the Partnership Agreement, Subscription Agreement, Side Letter or Credit Support Documents, and shall, upon receipt of such information, promptly deliver the same to Administrative Agent, or shall promptly notify Administrative Agent of their failure to timely obtain such information.

8.18   **[Reserved].**

8.19   **Compliance with Sanctions**. Each Credit Party, each Person directly or indirectly controlling a Credit Party, and each Person directly or indirectly controlled by a Credit Party shall comply with all applicable Sanctions, and shall maintain policies and procedures reasonably designed to ensure compliance with Sanctions.

8.20   **[Reserved]**.

8.21   **[Reserved]**.

8.22   **[Reserved]**.

8.23   **Post-Closing Covenant**. No later than April 10, 2025, Borrower shall (i) pay all fees and other amounts due and payable pursuant to the Fee Letter, and (ii) to the extent invoiced, reimburse or pay all reasonable and documented out-of-pocket expenses required to be reimbursed or paid by Borrower hereunder, including the reasonable fees and disbursements invoiced at least one (1) Business Day prior to the Closing Date hereof of Administrative Agent's special counsel, Paul Hastings LLP. Failure by Borrower to timely satisfy the covenant set forth in this **Section 8.23** shall be a failure of a condition subsequent to the effectiveness of this Credit Agreement, and shall result in an immediate Event of Default.

9.   **NEGATIVE COVENANTS**. So long as the Lenders have any commitment to lend hereunder, and until payment and performance in full of the Obligations under this Credit Agreement and the other Loan Documents (other than contingent obligations not yet due and payable), each Credit Party agrees that, without the written consent of Administrative Agent, based upon the approval of Required Lenders (unless the approval of Administrative Agent alone or a different number of Lenders is expressly permitted below):

9.01   **Mergers; Dissolution; Credit Party Information**.

(a)   Without the consent of all Lenders, such Credit Party will not: (i) merge or consolidate with or into any Person or enter into any Division, unless such Credit Party is the surviving entity, or (ii) take any action that will dissolve or terminate such Credit Party.

(b)   Without at least ten (10) Business Days' prior notice to the Administrative Agent, no Credit Party shall change its name, jurisdiction of organization or principal place of business.

9.02   **Negative Pledge and Transfer by General Partner**.

(a)   Without the consent of all Lenders, no Credit Party shall create, consent to, permit or suffer to exist any mortgage, pledge, security interest, conditional sale or other title retention agreement, charge, encumbrance, or other Lien (whether such interest is based on common law, statute, other law or contract) upon (A) the Collateral, other than (i) in favor of the Administrative Agent, for the benefit of the Lenders and (ii) with respect to the Collateral Account, Liens in favor of the depository (x) arising as a matter of law encumbering deposits or other funds maintained with such financial institution (including the right of set off) and (y) resulting from contractual rights of set-off relating to the establishment of depository relations with such financial institution or relating to pooled deposit or sweep accounts to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business, or (B) any Investor's Equity Interest in the Borrower.

(b)   Without the approval of all Lenders, the General Partner shall not Transfer, pledge or otherwise grant a security interest or Lien on General Partner's interests in the Borrower to any other Person.

9.03   **Fiscal Year and Accounting Method**. Without notice to the Administrative Agent, no Credit Party will change its fiscal year or method of accounting, except as required under Generally Accepted Accounting Principles.

9.04   **Constituent Documents**. Except as hereinafter provided, no Credit Party shall alter, amend, modify, terminate or change any provision of its Constituent Documents (including, without limitation, by virtue of such Person's consent to or entry into any Side Letter), if any such Proposed Amendment (hereinafter defined) would (i) affect any of such Credit Party's or the related Investors' (as applicable) debts, duties, obligations, and liabilities, or the rights, titles, security interests, liens, powers and privileges of such Credit Party (as applicable), in each case relating to any Capital Call Notices, Capital Commitments, Capital Contributions of Unfunded Commitments, or that could otherwise reasonably be expected to have a Material Adverse Effect on the rights, titles, security interests, liens, power and privileges of the Lenders hereunder, or (ii) amend *Section 3.3* of the Partnership Agreement (each of the foregoing, a "***material amendment***"). With respect to any proposed alteration, amendment, modification, termination or change (each, a "***Proposed Amendment***") to any Constituent Document, such Credit Party shall notify Administrative Agent of such proposal. Administrative Agent shall determine, in its sole reasonable discretion (*i.e.*, the determination of the other Lenders shall not be required) and on its good faith belief, whether such Proposed Amendment to such Constituent Document would constitute a material amendment within five (5) Business Days of the date on which it is deemed to have received such notification in accordance with ***Section 12.07*** hereof, and shall promptly notify such Credit Party of its determination. If Administrative Agent determines that the Proposed Amendment is a material amendment, the approval of the Required Lenders will be required (unless the approval of all Lenders is otherwise required consistent with the terms of this Credit Agreement), and Administrative Agent shall promptly notify the Lenders of such request for such approval, distributing, as appropriate, the Proposed Amendment and any other relevant information provided by such Credit Party; subject to ***Section 12.01***, the Lenders shall have ten (10) Business Days from the date of such notice from Administrative Agent to deliver their approval or denial thereof. If Administrative Agent determines that the Proposed Amendment is not a material amendment, such Credit Party may make such amendment without the consent of the Lenders. Notwithstanding the foregoing, such Credit Party may, without the consent of Administrative Agent or the Lenders, amend its applicable Constituent Documents: (x) in connection with any admission of Investors to the extent permitted by this Credit Agreement; and (y) to reflect transfers of interests in such Credit Party permitted by this Credit Agreement; *provided, however*, that such Credit Party shall promptly provide to Administrative Agent a copy of any such amendment which does not require the consent of Administrative Agent or the Lenders.

Notwithstanding the foregoing, Borrower may, as applicable, without the consent of the Administrative Agent or the Lenders (and without submitting the Proposed Amendment to the Administrative Agent for determination as described above), amend the Partnership Agreement: (i) to admit new Investors in accordance with the terms of this Credit Agreement; and (ii) to cure any ambiguity, correct or supplement any provision of the Partnership Agreement which is incomplete or inconsistent with any other provision thereof (the effect of which shall be immaterial to the Lenders), correct any printing, stenographic or clerical error or effect changes of an administrative or ministerial nature which do not adversely affect the rights of the Lenders or to fix any other obvious error or any other error or omission of a technical or immaterial nature; *provided* that Borrower shall promptly provide to the Administrative Agent a copy of any such amendment which does not require the consent of the Administrative Agent or the Lenders.

9.05   **Transfer by, or Admission or Withdrawal of, Investors**.

(a)   **Transfer of Equity Interest**. Borrower and General Partner shall not permit any Transfer of any Equity Interest in Borrower without the prior written consent of the Administrative Agent and the Lenders, not to be unreasonably withheld, provided, however, that Administrative Agent's conditioning of such consent on the delivery to Administrative Agent, for the benefit of the Secured Parties, of an Investor Letter and Credit Support Documents acceptable to Administrative Agent shall not be considered unreasonably withholding such consent for purposes of this sentence. Borrower will notify Administrative Agent of any Investor's intent to Transfer all or a portion of its Equity Interest in Borrower before the proposed Transfer, and will, promptly upon receipt thereof, deliver to Administrative Agent copies of any assignment agreement and other documentation delivered to, or required of such Investor by, the General Partner.

(b)   **Admission of Investors**. Borrower shall not admit any Person as an additional Investor, without prior written notice to Administrative Agent. Notwithstanding the preceding sentence, Borrower shall not admit any Person as an additional Investor if such admission would result in a violation of any applicable laws or regulations (including, without limitation, Sanctions). In order for a new Investor to be deemed to be an Included Investor, such new Investor must satisfy the criteria therefor as set out in this Credit Agreement and be designated as an Included Investor in an Investor Designation Letter.

(c)   **Withdrawal of Investors**. Any withdrawal of any Investor of its Equity Interest in Borrower shall require the prior written consent of the Administrative Agent and the Lenders, in their sole and absolute discretion.

(d)   **Documentation Requirements**. Borrower shall: (i) require that any Person admitted as a substitute or new Investor will deliver a duly executed Subscription Agreement and Side Letter, as applicable; and (ii) require from a substitute or new Borrowing Base Investor, to the extent requested by the Administrative Agent in the reasonable discretion of Administrative Agent, a duly executed Investor Letter and duly executed Credit Support Documents. In the event any Person is admitted as an additional or substitute Investor, Borrower will promptly deliver to Administrative Agent a revised Schedule of Investors, containing the names and addresses of each Investor and the Capital Commitments of each.

(e)   **Funding Requirements**. Prior to the effectiveness of any Transfer, substitution, withdrawal or assignment of a Borrowing Base Investor, Borrower shall make the calculation described in *Section 2.01(d)*, taking into account the Capital Commitments of the Borrowing Base Investors as if such transfer, substitution, withdrawal or assignment has occurred, and, to the extent such transfer, substitution, withdrawal or assignment would cause a mandatory prepayment event (*e.g.*, if a Transfer or assignment of an interest in a Borrower is to be made by a Borrowing Base Investor, and such transferee investor, with the same Unfunded Commitment as the transferor Borrowing Base Investor, will not be designated as a Borrowing Base Investor by Administrative Agent), General Partner or Borrower will issue any Capital Call Notices required to pay any resulting mandatory prepayment under *Section 2.01(d)* prior to permitting such Transfer, substitution, withdrawal or assignment.

9.06   **Capital Commitments**. Such Credit Party shall not: (a) without the prior written consent of Administrative Agent, in its sole discretion, issue any Capital Call Notices other than as contemplated by *Section 5.02* hereof, (b) without the prior written consent of all Lenders and subject to the terms of *Section 2.01(d)* hereof, as applicable, release, abate, defer, cancel, reduce, excuse, suspend, exclude, or abate the Capital Commitment of any Investor, or (c) excuse or exclude any Investor from the making of any Capital Contribution if the proceeds from the related Capital Call Notice are to be applied to the Obligation hereunder.

9.07   **ERISA Compliance**. No Credit Party shall establish, acquire or maintain a Plan which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect. Without the approval of all Lenders, Borrower will not take any action that would cause its underlying assets to constitute Plan Assets. No Credit Party will take any action that would (a) give rise to (i) a nonexempt prohibited transaction with respect to such party that will subject Administrative Agent or the Lenders, or any of them, to any tax or penalty on prohibited transactions imposed under *Section 4975* of the Internal Revenue Code or *Section 502(i)* of ERISA, assuming the conditions of *Section 11.13(a)* are true and correct, or (ii) a violation of ERISA Similar Law, or (b) cause Administrative Agent or the Lenders to become subject to any fiduciary duties, code of conduct or similar obligations or to any reporting, filing or disclosure obligations, under any ERISA Similar Law.

9.08   **Environmental Matters**. Except for such conditions as are in or will promptly be brought into compliance with relevant Environmental Laws or otherwise would not reasonably be expected to result in a Material Adverse Effect, no Credit Party: (a) shall cause any Hazardous Material to be generated, placed, held, located or disposed of on, under or at, or transported to or from, any Property of any Credit Party in material violation of Environmental Law; or (b) shall permit any such Property to ever be used as a dump site or storage site (whether permanent or temporary) for any Hazardous Material in material violation of Environmental Law.

9.09   **Limitations on Distributions**.

(a)   Borrower shall not declare or pay any dividends or distributions except as permitted under its Constituent Documents.

(b)   [Reserved.]

(c)   At any time (x) during the continuance of (i) an Event of Default, or (ii) a Potential Default under *Section 10.01(a)*, *10.01(h)* or *10.01(i)*, or (y) where a mandatory prepayment has been triggered pursuant to *Section 2.01(d)*, irrespective of whether such prepayment has become due and payable under the grace periods afforded in *Section 2.01(d)*, Borrower shall not make any distributions to any Investor if any Loan is then outstanding.

9.10   **Limitation on Debt**. Borrower shall not, at any time, incur any Indebtedness except the Obligations.

9.11   **Withdrawals from Collateral Account**. Without the prior written consent of the Required Lenders, neither Borrower nor General Partner shall make or cause the making of any withdrawal or transfer of funds from the Collateral Account at a time when any Obligations remain outstanding if a Cash Control Event has occurred and is continuing, other than withdrawals for the purpose of repaying Obligations.

9.12   **Transfer of Capital Commitments**. Borrower shall not permit the transfer of the Capital Commitment of, or the funding of any Capital Contribution by, any Investor to any Person unless: (a) Borrower has given Administrative Agent prior written notice of the formation of such Person; and (b) such Person has executed and delivered such collateral documents similar to the Collateral Documents that the Borrower and General Partner executed and delivered to Administrative Agent in connection with this Credit Agreement.

9.13   **Sanctions**. No Credit Party shall, directly or indirectly, use the proceeds of the Loans, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other Person (a) to fund any activities of or business with any Sanctioned Person or in any Designated Jurisdiction, or (b) in any other manner that would result in a violation of Sanctions by any Person (including any Person participating in the transactions contemplated by this Credit Agreement, whether as Lender, Arranger, Administrative Agent, or otherwise).

9.14   **Anti-Corruption Laws and Anti-Money Laundering Laws**. No Credit Party shall, directly or indirectly, (a) use the proceeds of the Loans, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other Person, for the purpose of making any payments to any Government Official or any other Person, in order to obtain, retain or direct business or obtain any improper advantage, in violation of Anti-Corruption Laws; (b) use any of the credit in violation of any Anti-Corruption Laws or Anti-Money Laundering Laws; and (c) fund any repayment of the credit in violation of any Anti-Corruption Laws or Anti-Money Laundering Laws.

9.15   **Limitation on Listing in National Securities Exchanges**. Without the prior written consent of the Required Lenders, neither Borrower nor General Partner shall take any action which could result in a listing of Borrower's common stock on any national securities exchange.

9.16   **Delegation of Duties**. Without the consent of the Administrative Agent (such consent not to be unreasonably withheld), General Partner shall not delegate to any Person the right to make or enforce Capital Calls or exercise remedies with respect to the Collateral against the Investors; it being agreed and acknowledged that Administrative Agent shall be deemed to be acting reasonably in conditioning its consent upon, *inter alia*, delivery by any such delegated Person of a security agreement substantially in the form of *Exhibit G* granting a security interest in such Person's right to the Capital Commitments and to make Capital Calls.

9.17   **Deemed Capital Contributions**. The Borrower shall not reinvest current cash flow from Investments and/or net proceeds from Investment dispositions if (a) an Event of Default has occurred and is continuing and either (x) there are any Obligations (other than Unused Commitment Fees) outstanding under the Facility or (y) there are Unused Commitment Fees that are then due and payable, or (b) such reinvestment would reduce the Unfunded Commitment of any Investor and cause the Principal Obligations to exceed the Available Loan Amount, unless with respect to this *clause (b)*, prior to such reinvestment, the Borrower shall make any resulting prepayment required under *Section 2.01(d)*.

10.   **EVENTS OF DEFAULT**.

10.01   **Events of Default**. An "*Event of Default*" shall exist if any one or more of the following events (herein collectively called "*Events of Default*") shall occur and be continuing:

(a)   Borrower shall fail to pay when due: (i) any principal of the Obligations; or (ii) any interest on the Obligations or any fee, expense, or other payment required hereunder, and such failure under this *clause (ii)* shall continue for five (5) Business Days following the date Administrative Agent notifies Borrower in writing of such failure (except for the failure to pay the Obligations in full on the Maturity Date, for which no notice shall be required, and except for the failure to prepay any amount required under *Section 2.01(d)* hereof, for which no additional notice shall be required);

(b)   any representation or warranty made by or on behalf of any Credit Party under this Credit Agreement or any of the other Loan Documents executed by any of them, or in any certificate or statement furnished or made to the Lenders or any of them by a Credit Party pursuant hereto or in connection herewith or with the Loans, or in connection with any of the other Loan Documents, shall prove to be untrue or inaccurate in any material respect as of the date on which such representation or warranty is made and any adverse effect of the failure of such representation or warranty shall not have been cured within thirty (30) days after written notice thereof is delivered to the applicable Person by Administrative Agent;

(c)   any Credit Party shall default in the performance of any of the covenants or agreements contained herein (other than the covenants contained in *Section 2.10*, *Section 8.20*, *Section 8.23* or *Section 9*), or of the covenants or agreements of such Credit Party contained in any other Loan Documents executed by such Person (other than the Event of Default described in Section 10.01(e) below), and such default shall continue uncured to the satisfaction of Administrative Agent for a period of thirty (30) days after written notice thereof has been given by Administrative Agent to such Credit Party (*provided* that such thirty (30)-day cure period shall not apply respecting covenants of Credit Parties relating to notices to be given under *Section 8.01*,

Section 8.04 or *Section 8.05* or in respect of compliance with *Section 8.14*, but a five (5) Business Day grace period shall apply), if any;

(d)   any Credit Party shall default in the performance of the covenants and agreements of such Credit Party contained in *Section 2.10*, *Section 8.20*, *Section 8.23* or *Section 9*;

(e)   there shall exist an Event of Default under any other Loan Document;

(f)   any of the Loan Documents executed by a Credit Party: (i) shall cease, in whole or in material part, to be legal, valid and binding agreements enforceable against such Person in accordance with the terms thereof, (ii) shall in any way be terminated (other than in accordance with their terms) or become or be declared ineffective or inoperative, or (iii) shall in any way whatsoever cease to give or provide the respective liens, security interest, rights, titles, interest, remedies, powers, or privileges intended to be created thereby;

(g)   (i) any Credit Party shall default on any payment obligation under any recourse Indebtedness of such Credit Party (other than (i) with respect to such Credit Party, the Obligations, and (ii) with respect to guaranties for which the beneficiary thereof has made a demand for payment or has initiated any suit, action or other proceeding to enforce the performance thereof and such demand is being contested in good faith by such Credit Party), in an aggregate amount of $50,000,000 or more, and such default shall continue for more than the applicable period of grace, if any; or (ii) any Credit Party shall default on any obligation under any recourse Indebtedness of such Credit Party (other than (i) with respect to such Credit Party, the Obligations, and (ii) with respect to guaranties for which the beneficiary thereof has made a demand for payment or has initiated any suit, action or other proceeding to enforce the performance thereof and such demand is being contested in good faith by such Credit Party), and an aggregate amount of $50,000,000 or more shall become due before its stated maturity by acceleration of the maturity thereof;

(h)   any Credit Party shall: (i) apply for or consent to the appointment of a receiver, trustee, custodian, intervenor, or liquidator of itself or of all or a substantial part of its assets; (ii) file a voluntary petition in bankruptcy or admit in writing that it is unable to pay its debts as they become due; (iii) make a general assignment for the benefit of creditors; (iv) file a petition or answer seeking reorganization or an arrangement with creditors or to take advantage of any Debtor Relief Laws; (v) file an answer admitting the material allegations of, or consent to, or default in answering, a petition filed against it in any bankruptcy, reorganization or insolvency proceeding; or (vi) take partnership or corporate action for the purpose of effecting any of the foregoing;

(i)   an order, order for relief judgment or decree shall be entered by any court of competent jurisdiction or other competent authority approving a petition seeking reorganization of any Credit Party, or appointing a receiver, custodian, trustee, intervenor, or liquidator of any Credit Party, or of all or substantially all of its assets, and such order, judgment or decree shall continue unstayed and in effect for a period of sixty (60) days;

(j)   any final, non-appealable judgment(s) for the payment of money in excess of the sum of $50,000,000 in the aggregate shall be rendered against any Credit Party and such judgment or judgments remain unsatisfied for a period of sixty (60) days, to the extent not covered by insurance or unless being appealed and such Credit Party has posted a bond or cash collateral (if required);

(k)   [reserved];

(l)   [reserved];

(m)   Borrower shall be deemed to hold Plan Assets;

(n)   a Change of Control shall occur;

(o)   General Partner shall: (i) repudiate, challenge, or declare unenforceable its Capital Commitment or its obligation to make Capital Contributions to the capital of Borrower pursuant to a Capital Call Notice or shall otherwise disaffirm the provisions of the Partnership Agreement; or (ii) shall be in default in any material obligation thereunder in its capacity as general partner, and such default in this *clause (ii)* shall continue uncured for thirty (30) days after notice or other knowledge thereof;

(p)   Investors having Capital Commitments aggregating fifteen percent (15%) or greater of the aggregate Capital Commitments of all Investors shall default in their obligation to fund any Capital Call within fifteen (15) Business Days' written notice of such Capital Call; or

10.02   **Remedies Upon Event of Default**. If an Event of Default shall have occurred and be continuing, then Administrative Agent may, and, upon the written request of the Required Lenders, shall: (a) suspend the Commitments of the Lenders until such Event of Default is cured or waived; (b) terminate the Commitment of the Lenders hereunder or reduce the Available Loan Amount to an amount equal to the aggregate Principal Obligation; (c) declare the unpaid principal amount of all outstanding Loans, all interest accrued and unpaid thereon, and all other amounts owing or payable hereunder or under any other Loan Document to be immediately due and payable, whereupon the same shall forthwith become due and payable without presentment, demand, protest, notice of default, notice of acceleration, or of intention to accelerate or other notice of any kind all of which each Credit Party hereby expressly waives, anything contained herein or in any other Loan Document to the contrary notwithstanding; (d) exercise any right, privilege, or power set forth in *Section 5.02* hereof, including, but not limited to, the initiation of Capital Call Notices of the Capital Commitments; or (e) without notice of default or demand, pursue and enforce any of Administrative Agent's or the Lenders' rights and remedies under the Loan Documents, or otherwise provided under or pursuant to any applicable law or agreement; *provided, however*, that if any Event of Default specified in *Section 10.01(h)* or *Section 10.01(i)* hereof shall occur, the obligation of each Lender to make the Loans shall automatically terminate, the unpaid principal amount of the outstanding Loan and all interest and other amounts as aforesaid shall automatically become due and payable, in each case without further act of Administrative Agent or any Lender, and without presentment, demand, protest, notice of default, notice of acceleration, or of intention to accelerate or other notice of any kind, all of which each Credit Party hereby expressly waives.

10.03   **Performance by Administrative Agent**. Should any Credit Party fail to perform any covenant, duty, or agreement contained herein or in any of the Loan Documents, and such failure continues beyond any applicable cure period, Administrative Agent may, but shall not be obligated to, perform or attempt to perform such covenant, duty, or agreement on behalf of such Person. In such event, each Credit Party shall, at the request of Administrative Agent promptly pay any amount expended by Administrative Agent in such performance or attempted performance to Administrative Agent at Administrative Agent's Office, together with interest thereon at the Default Rate from the date of such expenditure until paid. Notwithstanding the foregoing, it is expressly understood that neither Administrative Agent nor the Lenders assume any liability or responsibility for the performance of any duties of any Credit Party, or any related Person hereunder or under any of the Loan Documents or other control over the management and affairs of any Credit Party, or any related Person, nor by any such action shall Administrative Agent or the Lenders be deemed to create a partnership arrangement with any Credit Party, or any related Person.

10.04 **Application of Funds**. After the exercise of remedies provided for in *Section 10.02* (or after the Loans have automatically become immediately due and payable as set forth in the proviso to *Section 10.02*), any amounts received on account of the Obligations shall, subject to the provisions of *Section 2.19*, be applied by Administrative Agent in the following order:

First, to payment of that portion of the Obligations constituting fees, indemnities, expenses and other amounts (including fees, charges and disbursements of counsel to Administrative Agent and amounts payable under *Section 4*) payable to Administrative Agent in its capacity as such;

Second, to payment of that portion of the Obligations constituting fees, indemnities and other amounts (other than principal and interest) payable to the Lenders (including fees, charges and disbursements of counsel to the respective Lenders and amounts payable under *Section 4*), ratably among them in proportion to the respective amounts described in this *clause Second* payable to them;

Third, to payment of that portion of the Obligations constituting accrued and unpaid interest on the Loan and other Obligations, ratably among the Lenders in proportion to the respective amounts described in this *clause Third* payable to them;

Fourth, to payment of that portion of the Obligations constituting unpaid principal of the Loan, ratably among the Lenders in proportion to the respective amounts described in this *clause Fourth* held by them; and

Last, the balance, if any, after all of the Obligations have been indefeasibly paid in full, to the Borrower or as otherwise required by Law.

10.05 **Good Faith Duty to Cooperate**. In the event that the Administrative Agent or Required Lenders elect to commence the exercise of remedies pursuant to *Section 10.02* as a result of the occurrence of any Event of Default, the Credit Parties agree to cooperate in good faith with the Administrative Agent to enable the Administrative Agent to issue Capital Calls and enforce the payment thereof by the Investors, including but not limited to providing contact information for each Investor within two (2) Business Days of request.

11. **ADMINISTRATIVE AGENT**.

11.01 **Appointment and Authority**. Each of the Lenders hereby irrevocably appoints SMBC to act on its behalf as Administrative Agent hereunder and under the other Loan Documents and authorizes Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this *Section 11* are solely for the benefit of Administrative Agent and the Lenders, and no Credit Party shall have rights as a third party beneficiary of any of such provisions.

11.02 **Rights as a Lender**. The Person serving as Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not Administrative Agent and the term "*Lender*" or "*Lenders*" shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as Administrative Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the applicable Credit Party or any Subsidiary or other Affiliate thereof as if such Person were not Administrative Agent hereunder and without any duty to account therefor to the Lenders.

11.03   **Exculpatory Provisions**. Administrative Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, Administrative Agent:

(a)   shall not be subject to any fiduciary or other implied duties, regardless of whether an Event of Default has occurred and is continuing;

(b)   shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents), *provided* that Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose Administrative Agent to liability or that is contrary to any Loan Document or applicable law; and

(c)   shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to any Credit Party or any of their respective Affiliates that is communicated to or obtained by the Person serving as Administrative Agent or any of its Affiliates in any capacity.

Administrative Agent shall not be liable for any action taken or not taken by it: (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as Administrative Agent shall believe in good faith shall be necessary, under the circumstances as provided in *Sections 10.02* and *12.01*); or (ii) in the absence of its own gross negligence or willful misconduct. Administrative Agent shall be deemed not to have knowledge of any Potential Default or Event of Default (except with respect to defaults in the payment of principal, interest and fees required to be paid to Administrative Agent for the account of the Lenders) unless and until notice describing the same is given to Administrative Agent by a Credit Party or a Lender.

Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into: (i) any statement, warranty or representation made in or in connection with this Credit Agreement or any other Loan Document; (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith; (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Potential Default or Event of Default; (iv) the validity, enforceability, effectiveness or genuineness of this Credit Agreement, any other Loan Document or any other agreement, instrument or document; or (v) the satisfaction of any condition set forth in *Section 6* or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to Administrative Agent; (vi) the title of any Person to any Collateral; (vii) any defect or failure in the title of any Person, whether that defect or failure was known to the Administrative Agent or might have been discovered upon examination or inquiry and whether capable of remedy or not; or (viii) the provision of notice of the Collateral being given to any third party or otherwise perfecting or registering the security created by the Collateral.

11.04   **Reliance by Administrative Agent**. Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan, that by its terms must be fulfilled to the satisfaction of a Lender, Administrative Agent may presume that such condition is satisfactory to such Lender unless Administrative Agent shall have received notice to the contrary from such Lender prior to the making of such Loan. Administrative Agent may consult with legal counsel (who may be counsel for the Credit Parties), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

11.05 **Delegation of Duties**. Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by Administrative Agent; *provided*, *however*, that no Administrative Agent shall delegate to any sub-agent responsibility for receiving any payments under any Loan Document for the account of any Lender, which payments shall be received directly by the Administrative Agent. Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this *Section* shall apply to any such sub-agent and to the Related Parties of Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent. The Administrative Agent shall not be responsible for the negligence or misconduct of any sub-agents except to the extent that a court of competent jurisdiction determines a final and non-appealable judgment that the Administrative Agent acted with gross negligence or willful misconduct in the selection of such sub-agents.

11.06 **Resignation of Administrative Agent**.

(a)   Administrative Agent may at any time resign upon twenty (20) days' written notice to the Lenders and the Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, in consultation with Borrower, to appoint a successor (subject, except when an Event of Default is continuing, to the consent of the Borrower, not to be unreasonably withheld), which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States and which shall be subject to the documentation requirements in *Section 4.01(f)*. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within thirty (30) days after the retiring Administrative Agent gives notice of its resignation (or such earlier day as shall be agreed by the Required Lenders) (the "*Resignation Effective Date*"), then the retiring Administrative Agent may on behalf of the Lenders, appoint a successor Administrative Agent (subject, except when an Event of Default is continuing, to the consent of the Borrower, not to be unreasonably withheld) meeting the qualifications set forth above, whether or not a successor Administrative Agent has been appointed, such resignation shall become effective in accordance with such notice on the Resignation Effective Date.

(b)   If the Person serving as the Administrative Agent is a Defaulting Lender pursuant to *clause (d)* of the definition thereof, the Required Lenders may, to the extent permitted by applicable law, by notice in writing to the Borrower and such Person and remove such Person as Administrative Agent and, with the consent of the Borrower (provided no Event of Default has occurred and is continuing at such time), appoint a successor and which shall be subject to the documentation requirements in *Section 4.01(f)*. If no such successor shall have been so appointed by the Required Lenders (and consented to by the Borrower, if applicable) and shall have accepted such appointment, within thirty (30) days (or such earlier day as shall be agreed by the Required Lenders) (the "*Removal Effective Date*"), then such removal shall nonetheless become effective in accordance with such notice on the Removal Effective Date.

(c)   With effect from the Resignation Effective Date or the Removal Effective Date (as applicable): (i) the retiring or removed Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any collateral security held by Administrative Agent on behalf of the Lenders under any of the Loan Documents, the retiring or removed Administrative Agent shall continue to hold such collateral security until such time as a successor Administrative Agent is appointed); and (ii) all payments, communications and determinations provided to be made by, to or through Administrative Agent shall instead be made by or to each Lender directly, until such time as the Required Lenders appoint a successor Administrative Agent as provided for above in this *Section*. Upon the acceptance of a successor's appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring, retired or removed Administrative Agent, and the retiring or removed Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided above in this *Section*). The fees payable by the Borrower to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the retiring or removed Administrative Agent's resignation or removal hereunder and under the other Loan Documents, the provisions of this *Section* and *Section 12.06* shall continue in effect for the benefit of such retiring or removed Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring or removed Administrative Agent was acting as Administrative Agent.

11.07   **[Reserved]**.

11.08   **Non-Reliance on Administrative Agent and Other Lenders**. Each Lender acknowledges that it has, independently and without reliance upon Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Credit Agreement. Each Lender also acknowledges that it will, independently and without reliance upon Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Credit Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

11.09   **No Other Duties, Etc**. Anything herein to the contrary notwithstanding, no Arranger listed on the cover page hereof shall have any powers, duties or responsibilities under this Credit Agreement or any of the other Loan Documents, except in its capacity, as applicable, as Administrative Agent or a Lender hereunder.

11.10   **Administrative Agent May File Proofs of Claim**. In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to any Credit Party, Administrative Agent (irrespective of whether the principal of any Loan shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether Administrative Agent shall have made any demand on Credit Parties) shall be entitled and empowered, by intervention in such proceeding or otherwise:

(a)   to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders and Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders and Administrative Agent and their respective agents and counsel and all other amounts due the Lenders and Administrative Agent under *Sections 2.11*, *2.12* and *2.13* and otherwise hereunder) allowed in such judicial proceeding; and

(b)   to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same; and

(c)   any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender to make such payments to Administrative Agent and, in the event that Administrative Agent shall consent to the making of such payments directly to the Lenders, to pay to Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of Administrative Agent and its agents and counsel, and any other amounts due Administrative Agent hereunder.

Nothing contained herein shall be deemed to authorize Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or to authorize Administrative Agent to vote in respect of the claim of any Lender in any such proceeding.

11.11   **Collateral Matters**. The Lenders irrevocably authorize Administrative Agent, at its option and in its discretion to release any Lien on any property granted to or held by Administrative Agent under any Loan Document: (a) upon termination of the Commitments and payment in full of all Obligations (other than contingent indemnification obligations); (b) that is sold or to be sold as part of or in connection with any sale permitted hereunder or under any other Loan Document; or (c) subject to *Section 12.01*, if approved, authorized or ratified in writing by the Required Lenders. Upon request by Administrative Agent at any time, the Required Lenders will confirm in writing Administrative Agent's authority to release its interest in particular types or items of property pursuant to this *Section 11.11*. In each case as specified in this *Section 11.11*, Administrative Agent will, at Credit Parties' expense, execute and deliver to Credit Parties such documents as they may reasonably request to evidence the release of any item of Collateral from the Lien granted under the applicable Collateral Document in accordance with the terms of the Loan Documents and this *Section 11.11*.

11.12   **Recovery of Erroneous Payments**.

(a)   **Notification and Demand**. If the Administrative Agent notifies a Lender, or any Person who has received funds on behalf of a Lender, such Lender (any such Lender or other recipient, a "*Payment Recipient*") that the Administrative Agent has determined in its sole discretion (whether or not after receipt of any notice under immediately succeeding *clause (b)*) that any funds received by such Payment Recipient from the Administrative Agent or any of its Affiliates were erroneously transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender or other Payment Recipient on its behalf) (any such funds, whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an "*Erroneous Payment*") and demands the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of the Administrative Agent and shall be segregated by the Payment Recipient and held in trust for the benefit of the Administrative Agent and such Lender shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two Business Days thereafter, return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Administrative Agent in same day funds at the greater of the Federal Funds Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect. A notice of the Administrative Agent to any Payment Recipient under this *clause (a)* shall be conclusive, absent manifest error.

(b)   **Presumption of Error**. Without limiting immediately preceding *clause (a)*, each Lender or any Person who has received funds on behalf of a Lender hereby further agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Administrative Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates), or (z) that such Lender or other such recipient, otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part) in each case:

(i)   (A) in the case of immediately preceding *clauses (x)* or *(y)*, an error shall be presumed to have been made (absent written confirmation from the Administrative Agent to the contrary) or (B) an error has been made (in the case of immediately preceding *clause (z)*), in each case, with respect to such payment, prepayment or repayment; and

(ii)   such Lender shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within three Business Days of its knowledge of such error) notify the Administrative Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Administrative Agent pursuant to this *Section 11.11(b)*.

(c)   **Set-Off**. Each Lender hereby authorizes the Administrative Agent to set off, net and apply any and all amounts at any time owing to such Lender under any Loan Document, or otherwise payable or distributable by the Administrative Agent to such Lender from any source, against any amount due to the Administrative Agent under immediately preceding *clause (a)* or under the indemnification provisions of this Credit Agreement.

(d)   **Erroneous Payment Return Deficiency**. In the event that an Erroneous Payment (or portion thereof) that is required to be returned pursuant to the immediately preceding *clause (a)* is not recovered by the Administrative Agent for any reason, after demand therefor by the Administrative Agent in accordance with immediately preceding *clause (a)*, from any Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its respective behalf) (such unrecovered amount, an "*Erroneous Payment Return Deficiency*"), upon the Administrative Agent's notice to such Lender at any time, (i) such Lender shall be deemed to have assigned its Loans (but not its Commitments) with respect to which such Erroneous Payment was made (the "*Erroneous Payment Impacted Class*") in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Administrative Agent may specify) (such assignment of the Loans (but not Commitments) of the Erroneous Payment Impacted Class, the "*Erroneous Payment Deficiency Assignment*") at par *plus* any accrued and unpaid interest (with the assignment fee to be waived by the Administrative Agent in such instance), and is hereby (together with the Borrower) deemed to execute and deliver an Assignment and Assumption with respect to such Erroneous Payment Deficiency Assignment, and such Lender shall deliver any Notes evidencing such Loans to the Borrower or the Administrative Agent, (ii) the Administrative Agent as the assignee Lender shall be deemed to acquire the Erroneous Payment Deficiency Assignment, (iii) upon such deemed acquisition, the Administrative Agent as the assignee Lender shall become a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender shall cease to be a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Credit Agreement and its applicable Commitments which shall survive as to such assigning Lender, and (iv) the Administrative Agent may reflect in the Register its ownership interest in the Loans subject to the Erroneous Payment Deficiency Assignment. The Administrative Agent may, in its discretion, sell any Loans acquired pursuant to an Erroneous Payment Deficiency Assignment and upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender shall be reduced by the net proceeds of the sale of such Loans (or portion thereof), and the Administrative Agent shall retain all other rights, remedies and claims against such Lender (and/or against any recipient that receives funds on its respective behalf). For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Commitments of any Lender and such Commitments shall remain available in accordance with the terms of this Credit Agreement. In addition, each party hereto agrees that, except to the extent that the Administrative Agent has sold a Loan (or portion thereof) acquired pursuant to an Erroneous Payment Deficiency Assignment, and irrespective of whether the Administrative Agent may be equitably subrogated, the Administrative Agent shall be contractually subrogated to all the rights and interests of the applicable Lender under the Loan Documents with respect to each Erroneous Payment Return Deficiency (the "*Erroneous Payment Subrogation Rights*").

(e) **No Discharge**. The parties hereto agree that an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations owed by the Borrower or any other Credit Party, except, in each case, to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Administrative Agent from the Borrower or any other Credit Party for the purpose of making such Erroneous Payment.

(f) **Waiver**. To the extent permitted by applicable law, no Payment Recipient shall assert any right or claim to an Erroneous Payment that is required to be returned pursuant to the immediately preceding *clause (a)*, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payment received that is required to be returned pursuant to the immediately preceding *clause (a)*, including without limitation waiver of any defense based on "discharge for value" or any similar doctrine.

(g) **Survival**. Each party's obligations, agreements and waivers under this *Section 11.12(g)* shall survive the resignation or replacement of the Administrative Agent, any transfer of rights or obligations by, or the replacement of, a Lender, the termination of the Commitments and/or the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Loan Document.

11.13 **Certain ERISA Matters**.

(a) **Representations and Warranties**. Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent, the Arranger, and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of any Credit Party, that at least one of the following is and will be true:

(i) such Lender is not using Plan Assets in connection with the Loans, the Commitments or the Loan Documents;

(ii)   the transaction exemption set forth in one or more prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time ("***PTEs***"), such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable and the conditions are satisfied with respect to such Lender's entrance into, participation in, administration of and performance of the Loans, the Commitments and the Loan Documents; or

(iii)   (A) such Lender is an investment fund managed by a "Qualified Professional Asset Manager" (within the meaning of *Part VI* of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Commitments and the Loan Documents, (C) the entrance into, participation in, administration of and performance of the Loans, the Commitments and the Loan Documents satisfies the requirements of *subsections (b)* through *(g)* of *Part I* of PTE 84-14 and (D) to the best knowledge of such Lender, the requirements of *subsection (a)* of *Part I* of PTE 84-14 are satisfied with respect to such Lender's entrance into, participation in, administration of and performance of the Loans, the Commitments and the Loan Documents.

(b)   **Non-Fiduciary**. In addition, unless ***subclause (i)*** in the immediately preceding ***clause (a)*** is true with respect to a Lender, such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent, the Arranger, and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of any Credit Party, that none of the Administrative Agent, the Arranger, or their respective Affiliates is a fiduciary with respect to the assets of such Lender involved in the Loans, the Commitments and the Loan Documents (including in connection with the reservation or exercise of any rights by the Administrative Agent under this Credit Agreement, any Loan Document or any documents related to hereto or thereto).

12.   **MISCELLANEOUS**.

12.01   **Amendments**. Neither this Credit Agreement nor any other Loan Document, nor any of the terms hereof or thereof, may be amended, waived, discharged or terminated, unless such amendment, waiver, discharge, or termination is in writing and signed by Required Lenders or Administrative Agent (based upon the approval of Required Lenders), on the one hand, and the other parties thereto on the other hand; *provided*, that, if this Credit Agreement or any other Loan Document specifically provides that the terms thereof may be amended, waived, discharged or terminated with the approval of Administrative Agent, acting alone, or all Lenders, then such amendment, waiver, discharge or termination must be signed by Administrative Agent or all Lenders, as applicable, on the one hand, and the other parties thereto on the other hand; *provided further*, that no such amendment, waiver, discharge, or termination shall, without the consent of:

(a)   each Lender affected thereby:

(i)   reduce (other than on a *pro rata* basis) or increase the amount or alter the term of the Commitment of such Lender (or reinstate any Commitment terminated pursuant to **Section 10.02**), or alter the provisions relating to any fees (or any other payments) payable to such Lender;

(ii)   extend the time for payment for the principal of or interest on the Obligations, or fees or costs, or reduce the principal amount of the Obligations (except as a result of the application of payments or prepayments), or reduce the rate of interest borne by the Obligations (other than as a result of waiving the applicability of the Default Rate), or otherwise affect the terms of payment of the principal of or any interest on the Obligations or fees or costs hereunder; or

(iii)   release any liens granted under the Collateral Documents, except as otherwise contemplated herein or therein, and except in connection with the transfer of interests in Borrower permitted hereunder; and

(b)   all Lenders:

(i)   [reserved];

(ii)   amend the definition of "*Available Loan Amount*" or any of the related defined terms (except that the definition of "*Maximum Commitment*" may be revised to decrease such amount pursuant to its terms, or otherwise with the consent of the Lenders decreasing their Commitments in connection therewith);

(iii)   amend the definition of "*Exclusion Event*" or any of the related defined terms;

(iv)   amend the definition of "*Included Investor*", or any of the related defined terms;

(v)   change the percentages specified in the definition of Required Lenders or any other provision hereof specifying the number or percentage of the Lenders which are required to amend, waive or modify any rights hereunder or otherwise make any determination or grant any consent hereunder;

(vi)   consent to the assignment or transfer by any Credit Party of any of its rights and obligations under (or in respect of) the Loan Documents;

(vii)   change **Section 10.04** in a manner that would alter the pro rata sharing of payments required thereby;

(viii)   change **Section 12.03** or any other Section hereof providing for the ratable treatment of the Lenders, in each case in a manner that would alter the pro rata sharing of payments required thereby; or

(ix)   amend the terms of this **Section 12.01**.

Notwithstanding the above: (A) no provisions of **Section 11** may be amended or modified without the consent of Administrative Agent; (B) [reserved]; and (C) **Sections 8** and **9** specify the requirements for waivers of the affirmative covenants and negative covenants listed therein, and any amendment to any provision of **Section 8** or **9** shall require the consent of the Lenders that are specified therein as required for a waiver thereof.

Notwithstanding anything to the contrary herein, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder (and any amendment, waiver or consent which by its terms requires the consent of all Lenders or each affected Lender may be effected with the consent of the applicable Lenders other than Defaulting Lenders), except that (x) the Commitment of any Defaulting Lender may not be increased or extended without the consent of such Lender; and (y) any waiver, amendment or modification requiring the consent of all Lenders or each affected Lender that by its terms affects any Defaulting Lender more adversely than other affected Lenders shall require the consent of such Defaulting Lender.

Notwithstanding the fact that the consent of all the Lenders is required in certain circumstances as set forth above and in *Section 9*: (1) each Lender is entitled to vote as such Lender sees fit on any reorganization plan that affects the Loans, and each Lender acknowledges that the provisions of *Section 1126(c)* of the Bankruptcy Code supersede the unanimous consent provisions set forth herein; and (2) the Required Lenders may consent to allow a Credit Party to use cash collateral in the context of a bankruptcy or insolvency proceeding. Administrative Agent may, after consultation with Borrower, agree to the modification of any term of this Credit Agreement or any other Loan Document to correct any printing, stenographic or clerical errors or omissions that are inconsistent with the terms hereof.

If Administrative Agent shall request the consent of any Lender to any amendment, change, waiver, discharge, termination, consent or exercise of rights covered by this Credit Agreement, and not receive such consent or denial thereof in writing within ten (10) Business Days of the making of such request by Administrative Agent, as the case may be, such Lender shall be deemed to have given its consent to the request.

12.02 **Right of Setoff**. If an Event of Default shall have occurred and be continuing, each Lender and each of their respective Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by applicable law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender or any such Affiliate to or for the credit or the account of any Credit Party against any and all of the obligations of such Credit Party now or hereafter existing under this Credit Agreement or any other Loan Document to such Lender, irrespective of whether or not Administrative Agent, such Lender shall have made any demand under this Credit Agreement or any other Loan Document and although such obligations of such Credit Party may be contingent or unmatured or are owed to a branch or office of such Lender different from the branch or office holding such deposit or obligated on such indebtedness; *provided*, that in the event that any Defaulting Lender shall exercise any such right of setoff: (a) all amounts so set off shall be paid over immediately to Administrative Agent for further application in accordance with the provisions of *Section 2.19* and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of Administrative Agent and the Lenders; and (b) the Defaulting Lender shall provide promptly to Administrative Agent a statement describing in reasonable detail the Obligations owing to such Defaulting Lender as to which it exercised such right of setoff. The rights of each Lender and their respective Affiliates under this *Section* are in addition to other rights and remedies (including other rights of setoff) that such Lender or their respective Affiliates may have. Each Lender agrees to notify Credit Parties and Administrative Agent promptly after any such setoff and application, *provided* that the failure to give such notice shall not affect the validity of such setoff and application.

12.03 **Sharing of Payments by Lenders**. If any Lender shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of the Loans made by it resulting in such Lender's receiving payment of a proportion of the aggregate amount of such Loans and accrued interest thereon greater than its *pro rata* share thereof as provided herein, then the Lender receiving such greater proportion shall:

(a)   notify Administrative Agent of such fact; and

(b)   purchase (for cash at face value) participations in the Loans of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans and other amounts owing them, *provided* that:

(i)   if any such participations or subparticipations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations or subparticipations shall be rescinded and the purchase price restored to the extent of such recovery, without interest; and

(ii)   the provisions of this **Section** shall not be construed to apply to: (x) any payment made by or on behalf of any Credit Party pursuant to and in accordance with the express terms of this Credit Agreement (including the application of funds arising from the existence of a Defaulting Lender); or (y) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans to any assignee or participant, other than an assignment to a Credit Party (as to which the provisions of this **Section** shall apply).

Each Credit Party consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against such Credit Party rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of such Credit Party in the amount of such participation.

12.04   **Payments Set Aside**. To the extent that any Credit Party makes a payment to Administrative Agent or any Lender, or Administrative Agent or any Lender exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by Administrative Agent or such Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Law or otherwise, then: (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred, and (b) each Lender severally agrees to pay to Administrative Agent upon demand its applicable share of any amount so recovered from or repaid by Administrative Agent, *plus* interest thereon from the date of such demand to the date such payment is made at a rate *per annum* equal to the Federal Funds Rate from time to time in effect.

12.05   **Waiver**. No failure to exercise, and no delay in exercising, on the part of Administrative Agent or the Lenders, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other further exercise thereof or the exercise of any other right. The rights and remedies of Administrative Agent and the Lenders hereunder and under the Loan Documents shall be in addition to all other rights provided by law. No modification or waiver of any provision of this Credit Agreement, the Notes or any of the other Loan Documents, nor consent to departure therefrom, shall be effective unless in writing and no such consent or waiver shall extend beyond the particular case and purpose involved. No notice or demand given in any case shall constitute a waiver of the right to take other action in the same, similar or other instances without such notice or demand. Subject to the terms of this Credit Agreement, including **Section 12.01**, Administrative Agent acting on behalf of all Lenders (pursuant to the terms hereof) and the Credit Parties may from time to time enter into agreements amending or changing any provision of this Credit Agreement or the rights of the Lenders or the Credit Parties hereunder, or may grant waivers or consents to a departure from the due performance of the obligations of the Credit

Parties hereunder, any such agreement, waiver or consent made with such written consent of Administrative Agent being effective to bind all Lenders.

12.06 **Expenses; Indemnity; Damage Waiver**.

(a) **Costs and Expenses**. Borrower shall pay: (i) all reasonable, documented out-of-pocket expenses incurred by Administrative Agent and its Affiliates (including the reasonable fees, charges and disbursements of counsel for Administrative Agent), in connection with the syndication (if any) of the credit facilities provided for herein, the preparation, negotiation, execution, delivery and administration of this Credit Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated); (ii) [reserved]; and (iii) all documented out-of-pocket expenses incurred by Administrative Agent, any Lender (including the fees, charges and disbursements of any counsel for Administrative Agent or any Lender), in connection with the enforcement or protection of their rights (A) in connection with this Credit Agreement and the other Loan Documents, including their rights under this *Section*; or (B) in connection with the Loans made hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loan.

(b) **Indemnification by Borrower**. Borrower shall indemnify Administrative Agent and each Lender, and each Related Party of any of the foregoing Persons (each such Person being called an "*Indemnitee*") against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses (including the reasonable and documented fees, charges and disbursements of any one outside counsel for all Indemnitees, except to the extent necessary to resolve conflicts of interest among Indemnitees), incurred by any Indemnitee or asserted against any Indemnitee by any third party or by any Credit Party arising out of, in connection with, or as a result of: (i) the execution or delivery of this Credit Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder or thereunder, the consummation of the transactions contemplated hereby or thereby, or, in the case of Administrative Agent and its Related Parties only, the administration of this Credit Agreement and the other Loan Documents; (ii) the Loans or the use or proposed use of the proceeds therefrom; (iii) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by Borrower, any other Credit Party or any of their Subsidiaries, or any Environmental Liability related in any way to Borrower, any other Credit Party or any of their Subsidiaries; or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by Borrower or any other Credit Party, and regardless of whether any Indemnitee is a party thereto, IN ALL CASES, WHETHER OR NOT CAUSED BY OR ARISING, IN WHOLE OR IN PART, OUT OF THE COMPARATIVE, CONTRIBUTORY OR SOLE NEGLIGENCE OF THE INDEMNITEE; *provided* that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses: (A) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee or its Related Parties; (B) result from a claim brought by any Credit Party against an Indemnitee for willful breach of such Indemnitee's obligations hereunder or under any other Loan Document, if Borrower or Credit Party has obtained a final and nonappealable judgment in its favor on such claim as determined by a court of competent jurisdiction; or (C) are with respect to a dispute solely among the Indemnitees that does not involve any action or omission by the Borrower, other than claims against any of the Administrative Agent or any of the Lenders in their capacity or in fulfilling their role as the Administrative Agent, a Lead Arranger, Book Manager or similar role under this Credit Agreement. This *Section 12.06* shall not apply with respect to Taxes, other than any Taxes that represent losses, claims, damages, arising from any non-Tax claim.

(c) **Reimbursement by Lenders**. To the extent that Borrower for any reason fail to indefeasibly pay any amount required under *subsection (a)* or *(b)* of this *Section* to be paid by it to Administrative Agent (or any sub-agent thereof) or any Related Party of any of the foregoing, each Lender severally agrees to pay to Administrative Agent (or any such sub-agent) or such Related Party, as the case may be, such Lender's Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount, *provided* that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against Administrative Agent (or any such sub-agent) in its capacity as such, or against any Related Party of any of the foregoing acting for Administrative Agent (or any such sub-agent) in connection with such capacity. The obligations of the Lenders under this *subsection (c)* are several.

(d) **Waiver of Consequential Damages, Etc**. To the fullest extent permitted by applicable law, no Credit Party shall assert, and each hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Credit Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or the use of the proceeds thereof. No Indemnitee referred to in *subsection (b)* above shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed to such unintended recipients by such Indemnitee through telecommunications, electronic or other information transmission systems in connection with this Credit Agreement or the other Loan Documents or the transactions contemplated hereby or thereby other than for direct or actual damages resulting from the gross negligence or willful misconduct of such Indemnitee as determined by a final and nonappealable judgment of a court of competent jurisdiction.

(e) **Payments**. All amounts due under this *Section* shall be payable not later than ten (10) Business Days after written demand therefor.

(f) **Survival**. The agreements in this *Section* shall survive the resignation of Administrative Agent, the replacement of any Lender, the termination of the Commitments and the repayment, satisfaction or discharge of the Obligations.

12.07 **Notices**.

(a) **Notices Generally**. Any notice, demand, request or other communication which any party hereto may be required or may desire to give hereunder shall be in writing (except where telephonic instructions or notices are expressly authorized herein to be given) and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier as follows (except where electronic delivery is authorized), and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, as follows:

    (i) If to any Credit Party or Administrative Agent, at its notice address and numbers set forth on *Schedule 12.07* attached hereto. If to any Lender, in care of Administrative Agent, at its notice address and numbers set forth on *Schedule 12.07* attached hereto. If to any other Lender, to the address, telecopier number, electronic mail address or telephone number specified in a written notice, which each Lender agrees to deliver to Administrative Agent, and Administrative Agent may rely on such written notice unless and until a Lender provides Administrative Agent with a written notice designating a different address, facsimile number, telephone number or contact person.

(ii)   Any party may change its address for purposes of this Credit Agreement by giving notice of such change to the other parties pursuant to this *Section 12.07*. With respect to any notice received by Administrative Agent from any Credit Party not otherwise addressed herein, Administrative Agent shall notify the Lenders promptly of the receipt of such notice, and shall provide copies thereof to the Lenders. When determining the prior days' notice required for any Request for Credit Extension or other notice to be provided by a Credit Party hereunder, the day the notice is delivered to Administrative Agent (or such other applicable Person) shall not be counted, but the day of the related Credit Extension or other relevant action shall be counted.

(b)   **Effectiveness of Delivery**. Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by telecopier shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient). Notices sent via telephone, shall be deemed to have been given on the day and at the time reciprocal communication (*i.e.*, direct communication between two or more persons, which shall not include voice mail messages) with one of the individuals designated to receive notice occurs during a call to the telephone number or numbers indicated for such party. Notices delivered through electronic communications to the extent provided in *subsection (c)* below, shall be effective as provided in such *subsection (c)*.

(c)   **Electronic Communications**. Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by Administrative Agent, *provided* that the foregoing shall not apply to notices to any Lender pursuant to *Section 2* if such Lender, as applicable, has notified Administrative Agent that it is incapable of receiving notices under such *Section* by electronic communication. Administrative Agent or Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, *provided* that approval of such procedures may be limited to particular notices or communications.

(d)   **Effectiveness of E-mail Notice**. Unless Administrative Agent otherwise prescribes: (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender's receipt of an acknowledgment from the intended recipient (such as by the "*return receipt requested*" function, as available, return e-mail or other written acknowledgment), *provided* that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient; and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing *clause (i)* of notification that such notice or communication is available and identifying the website address therefor.

(e)   **Reliance by Administrative Agent and Lenders**. Administrative Agent and the Lenders shall be entitled to rely and act upon any notices (including telephonic notices and Loan Notices) purportedly given by or on behalf of any Credit Party even if: (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein; or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof. Borrower shall indemnify Administrative Agent, each Lender and the Related Parties of each of them from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of any Credit Party. All telephonic notices to and other telephonic communications with Administrative Agent may be recorded by Administrative Agent, and each of the parties hereto hereby consents to such recording.

12.08   **Governing Law**. Pursuant to *Section 5-1401* of the New York General Obligations Law, the substantive laws of the State of New York, shall govern the validity, construction, enforcement and interpretation of this Credit Agreement and all of the other Loan Documents.

12.09   **Choice of Forum; Consent to Service of Process and Jurisdiction; Waiver of Trial by Jury**.

(a)   **CHOICE OF FORUM, ETC**. EACH CREDIT PARTY IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE NONEXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK SITTING IN BOROUGH OF MANHATTAN IN NEW YORK CITY AND OF THE UNITED STATES DISTRICT COURT LOCATED IN THE BOROUGH OF MANHATTAN IN NEW YORK CITY, AND ANY APPELLATE COURT FROM ANY THEREOF, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS CREDIT AGREEMENT OR ANY OTHER LOAN DOCUMENT, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND EACH CREDIT PARTY IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IN SUCH FEDERAL COURT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS CREDIT AGREEMENT OR IN ANY OTHER LOAN DOCUMENT SHALL AFFECT ANY RIGHT THAT ADMINISTRATIVE AGENT OR ANY LENDER MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS CREDIT AGREEMENT OR ANY OTHER LOAN DOCUMENT AGAINST ANY CREDIT PARTY OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION.

(b)   **WAIVER OF VENUE**. EACH CREDIT PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS CREDIT AGREEMENT OR ANY OTHER LOAN DOCUMENT IN ANY COURT REFERRED TO IN *SECTION 12.09(a)*. EACH CREDIT PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

(c)   **SERVICE OF PROCESS AND PROCESS AGENT**. EACH CREDIT PARTY IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN *SECTION 12.07*. NOTHING IN THIS CREDIT AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

(d) **WAIVER OF JURY TRIAL**. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS CREDIT AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS CREDIT AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS *SECTION*.

12.10 **Invalid Provisions**. If any provision of this Credit Agreement is held to be illegal, invalid, or unenforceable under present or future laws effective during the term of this Credit Agreement, such provision shall be fully severable and this Credit Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of this Credit Agreement, and the remaining provisions of this Credit Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Credit Agreement, unless such continued effectiveness of this Credit Agreement, as modified, would be contrary to the basic understandings and intentions of the parties as expressed herein. If any provision of this Credit Agreement shall conflict with or be inconsistent with any provision of any of the other Loan Documents, then the terms, conditions and provisions of this Credit Agreement shall prevail.

12.11 **Successors and Assigns**.

(a) **Successors and Assigns Generally**. The provisions of this Credit Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that no Credit Party may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except: (i) to an Eligible Assignee in accordance with the provisions of *clause (b)* of this *Section 12.11*; (ii) by way of participation in accordance with the provisions of *clause (e)* of this *Section 12.11*; or (iii) by way of pledge or assignment of a security interest subject to the restrictions of *clause (g)* of this *Section 12.11* (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Credit Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in *clause (e)* of this *Section 12.11*, and, to the extent expressly contemplated hereby, the Indemnitees) any legal or equitable right, remedy or claim under or by reason of this Credit Agreement.

(b) **Assignments by Lenders**. Any Lender may at any time assign to one or more assignees (each, an "*Assignee*") all or a portion of its rights and obligations under this Credit Agreement (including all or a portion of its Commitment and the Loans at the time owing to it); *provided* that any such assignment shall be subject to the following conditions:

(i) **Minimum Amounts**. (A) In the case of an assignment of the entire remaining amount of the assigning the Lender's Commitment and the Loans at the time owing to it or in the case of an assignment to a Lender, an Affiliate of a Lender or an

Approved Fund, no minimum amount need be assigned; and (B) in any case not described in *subclause (A)* above, the aggregate amount of the Commitment (which for this purpose includes the Loans outstanding thereunder) or, if the Commitment is not then in effect, the principal outstanding balance of the Loans subject to each such assignment, determined as of the date the Assignment and Assumption with respect to such assignment is delivered to Administrative Agent or, if "*Trade Date*" is specified in the Assignment and Assumption, as of the Trade Date, shall not be less than $50,000,000 (and shall be in an integral multiple of $500,000), and, after giving effect to such assignment, no Lender shall hold a Commitment of less than $75,000,000 (unless such Lender no longer holds any Commitment); *provided, however* that concurrent assignments to members of an Assignee Group and concurrent assignments from members of an Assignee Group to a single Assignee (or to an Assignee and members of its Assignee Group) will be treated as a single assignment for purposes of determining whether such minimum amount has been met.

(ii)   **Proportionate Amounts**. Each partial assignment shall be made as an assignment of a proportionate part of all the assigning the Lender's rights and obligations under this Credit Agreement with respect to the Loans or the Commitment assigned.

(iii)   **Required Consents**. The consent of: (A) Borrower shall be required (such consent not to be unreasonably withheld or delayed) unless: (1) an Event of Default under *Section 10.01(a)*, *10.01(h)* or *10.01(i)* has occurred and is continuing at the time of such assignment; (2) [reserved], (3) such assignment is to an Affiliate of a Lender or an Approved Fund and such Affiliate or such Approved Fund, as applicable, has a Rating at least equal to that of the transferor at the time of such transfer; (4) [reserved]; (5) such assignment is to a Federal Reserve Bank; or (6) a change in law would prohibit a Lender from holding its commitment; and (B) Administrative Agent (such consent not to be unreasonably withheld or delayed) shall be required if such assignment is to a Person that is not a Lender, an Affiliate of such Lender or an Approved Fund with respect to such Lender.

(iv)   **Assignment and Assumption**. The parties to each assignment shall execute and deliver to Administrative Agent an Assignment and Assumption, together with a processing and recordation fee, payable by the transferor Lender, in the amount of $3,500; *provided, however*, that Administrative Agent may, in its sole discretion, elect to waive such processing and recordation fee in the case of any assignment. The assignee, if it is not a Lender, shall deliver to Administrative Agent an administrative questionnaire.

(v)   **No Assignment to Certain Persons**. No such assignment shall be made: (A) to a Credit Party or any Affiliate or Subsidiary of any Credit Party; (B) to any Defaulting Lender or any of its Subsidiaries, or any Person who, upon becoming a Lender hereunder, would constitute any of the foregoing Persons described in this *clause (B)*; (C) to a natural person; or (D) so long as no Event of Default exists, to any hedge fund, credit fund, private equity fund or any investment advisor to any such fund.

(vi)   **Borrower Requested Assignments**. Each assignment made as a result of a demand by Borrower under *Section 12.12* hereof shall be arranged by Borrower after consultation with Administrative Agent and shall be either an assignment of all of the rights and obligations of the assigning Lender under this Credit Agreement or an assignment of a portion of such rights and obligations made concurrently with another assignment or assignments that together constitute an assignment of all of the rights and obligations of the assigning Lender.

(vii)   **Certain Additional Payments**. In connection with any assignment of rights and obligations of any Defaulting Lender hereunder, no such assignment shall be effective unless and until, in addition to the other conditions thereto set forth herein, the parties to the assignment shall make such additional payments to Administrative Agent in an aggregate amount sufficient, upon distribution thereof as appropriate (which may be outright payment, purchases by the assignee of participations or subparticipations, or other compensating actions, including funding, with the consent of Borrower and Administrative Agent, the applicable *pro rata* share of all Loans previously requested but not funded by the Defaulting Lender, to each of which the applicable assignee and assignor hereby irrevocably consent), to: (A) pay and satisfy in full all payment liabilities then owed by such Defaulting Lender to Administrative Agent or any Lender hereunder (and interest accrued thereon) and (B) acquire (and fund as appropriate) its full *pro rata* share of all Loans in accordance with its Applicable Percentage. Notwithstanding the foregoing, in the event that any assignment of rights and obligations of any Defaulting Lender hereunder shall become effective under applicable Law without compliance with the provisions of this *paragraph*, then the assignee of such interest shall be deemed to be a Defaulting Lender for all purposes of this Credit Agreement until such compliance occurs.

(c)   **Effect of Assignment**. Subject to acceptance and recording thereof by Administrative Agent pursuant to *clause (d)* of this *Section 12.11*, from and after the effective date specified in each Assignment and Assumption, the Assignee thereunder shall be a party to this Credit Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Credit Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Credit Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender's rights and obligations under this Credit Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits and obligations of *Sections 4.01*, *4.04*, *4.05* and *12.06* with respect to facts and circumstances occurring prior to the effective date of such assignment. Upon request, Borrower (at its expense) shall execute and deliver a Note to the Assignee Lender, and the applicable existing Note or Notes shall be returned to the Borrower. Any assignment or transfer by a Lender of rights or obligations under this Credit Agreement that does not comply with this *subsection* shall be treated for purposes of this Credit Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with *clause (e)* of this *Section*.

(d)   **Register**. Administrative Agent, acting solely for this purpose as a non-fiduciary agent of the Borrower (and such agency being solely for tax purposes), shall maintain at Administrative Agent's Office a copy of each Assignment and Assumption and Lender Joinder Agreement delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts (and stated interest) of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the "*Register*"). The entries in the Register shall be conclusive, and Borrower, Administrative Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Credit Agreement, notwithstanding notice to the contrary. In addition, Administrative Agent shall maintain on the Register information regarding the designation, and revocation of designation, of any Lender as a Defaulting Lender. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice. This *Section 12.11(d)* shall be construed to require that the Loans are at all times maintained in "registered form" within the meaning of *Sections 163(f)*, *871(h)(2)*, and *881(c)(2)* of the Code, *Section 5f.103-1* of the Treasury Regulations and any other related regulations or successor provisions or regulations.

(e)   **Participations**. Any Lender may at any time, without the consent of, or notice to, Borrower or Administrative Agent, sell participations to any Person (other than a natural person, a Defaulting Lender, or Borrower or any Affiliate or Subsidiary thereof) (each, a "*Participant*") in all or a portion of such Lender's rights and/or obligations under this Credit Agreement (including all or a portion of its Commitment and/or the Loans owing to it); *provided* that: (i) such Lender's obligations under this Credit Agreement shall remain unchanged; (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations; and (iii) each Credit Party, Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Credit Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Credit Agreement and to approve any amendment, modification or waiver of any provision of this Credit Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, waiver or other modification described in *Section 12.01(a)*, *Section 12.01(b)(v)* or *Section 12.01(b)(vi)* that directly affects such Participant. Subject to *clause (f)* of this *Section 12.11*, Borrower agrees that each Participant shall be entitled to the benefits of *Sections 4.01* (subject to the requirements and limitations therein, including the requirements under *Section 4.01(e)* (it being understood that the documentation required under *Section 4.01(e)* shall be delivered to the participating Lender)), *4.04*, *4.05* and *12.06* to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to *clause (b)* of this *Section 12.11*; provided that such Participant (A) agrees to be subject to the provisions of *Section 4.06* as if it were an assignee under *Section 12.11(b)*; and (B) shall not be entitled to receive any greater payment under *Sections 4.01*, *4.04*, *4.05* or *4.06* with respect to any participation, than its participating Lender would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation. To the extent permitted by law, each Participant also shall be entitled to the benefits of the right of setoff under applicable law as though it were a Lender, provided such Participant agrees to be subject to *Sections 12.02* and *12.03* as though it were a Lender. Each Lender that sells a participation shall, acting solely for this purpose as an agent of Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant's interest in the Loans or other obligations under the Loan Documents (the "*Participant Register*"); *provided* that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant's interest in any commitments, loans, letters of credit or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under the Code and Treasury Regulations, including without limitation, *Section 5f.103-1(c)* of the United States Treasury Regulations, or is otherwise required thereunder. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Credit Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register. This *Section 12.11(e)* shall be construed to require that the Loans are at all times maintained in "registered form" within the meaning of *Sections 163(f)*, *871(h)(2)*, and *881(c)(2)* of the Code, *Section 5f.103-1(c)* of the Treasury Regulations and any other related regulations or successor provisions or regulations.

(f)   **Certain Pledges**. Any Lender may, at any time and without the consent of any Person party to this Credit Agreement, pledge or assign a security interest in all or any portion of its rights under this Credit Agreement (including under its Note, if any) to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank;

provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(g)   **Electronic Execution of Assignments**. The words "*execution*," "*signed*," "*signature*," and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

12.12   **Replacement of Lender**. If any Lender requests compensation under *Section 4.04*, or if any Credit Party is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to *Section 4.01*, if any Lender becomes a Non-Consenting Lender, if any Lender ceases to make Eurocurrency Rate Loans as a result of any condition described in *Section 4.02* or if any Lender is a Defaulting Lender, then Borrower may, at its sole expense and effort, upon notice to such Lender and Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, *Section 12.11*), all of its interests, rights and obligations under this Credit Agreement and the related Loan Documents to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment), *provided* that:

(a)   Borrower shall have paid to Administrative Agent a processing and recordation fee in the amount of $3,500; *provided, however*, that Administrative Agent may, in its sole discretion, elect to waive such processing and recordation fee in the case of any assignment;

(b)   such Lender shall have received payment of an amount equal to the outstanding principal of its Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any amounts under *Section 4.05*) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or Borrower (in the case of all other amounts);

(c)   in the case of any such assignment resulting from a claim for compensation under *Section 4.04* or payments required to be made pursuant to *Section 4.01*, such assignment will result in a reduction in such compensation or payments thereafter;

(d)   in the case of any such assignment resulting from the non-consent of a Lender, the applicable assignee shall have consented to the applicable action in question; and

(e)   such assignment does not conflict with applicable Laws.

For the purpose of this *Section 12.12*, a "*Non-Consenting Lender*" shall be any Lender, in the event any Credit Party or Administrative Agent requests that Lenders consent to a departure or waiver of any provisions of any Loan Document or any other action proposed to be taken hereunder, that does not consent thereto if the consent of all Lenders is required and the Required Lenders have otherwise consented thereto.

A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling Borrower to require such assignment and delegation cease to apply.

12.13   **Maximum Interest**. Regardless of any provision contained in any of the Loan Documents, the Lenders shall never be entitled to receive, collect or apply as interest on the Obligations any amount in excess of the Maximum Rate, and, in the event that the Lenders ever receive, collect or apply as interest any such excess, the amount which would be excessive interest shall be deemed to be a partial prepayment of principal and treated hereunder as such; and, if the principal amount of the Obligations is paid in full, any remaining excess shall forthwith be paid to the Borrower. In determining whether or not the interest paid or payable under any specific contingency exceeds the Maximum Rate, Borrower and the Lenders shall, to the maximum extent permitted under applicable law: (a) characterize any nonprincipal payment as an expense, fee or premium rather than as interest; (b) exclude voluntary prepayments and the effects thereof; and (c) amortize, prorate, allocate and spread, in equal parts, the total amount of interest throughout the entire contemplated term of the Obligations so that the interest rate does not exceed the Maximum Rate; *provided* that, if the Obligations are paid and performed in full prior to the end of the full contemplated term thereof, and if the interest received for the actual period of existence thereof exceeds the Maximum Rate, the Lenders shall refund to the Borrower the amount of such excess or credit the amount of such excess against the principal amount of the Obligations and, in such event, the Lenders shall not be subject to any penalties provided by any laws for contracting for, charging, taking, reserving or receiving interest in excess of the Maximum Rate. As used herein, the term "***applicable law***" shall mean the law in effect as of the date hereof; provided, however, that in the event there is a change in the law which results in a higher permissible rate of interest, then the Loan Documents shall be governed by such new law as of its effective date.

12.14   **Headings**. Section headings are for convenience of reference only and shall in no way affect the interpretation of this Credit Agreement.

12.15   **Survival of Representations and Warranties**. All representations and warranties made hereunder and in any other Loan Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by Administrative Agent and each Lender, regardless of any investigation made by Administrative Agent or any Lender or on their behalf and notwithstanding that Administrative Agent or any Lender may have had notice or knowledge of any Potential Default or Event of Default at the time of any Credit Extension, and shall continue in full force and effect as long as any Loan or any other Obligation hereunder shall remain unpaid or unsatisfied.

12.16   **Limited Liability of Investors**. Except with respect to any expenses and losses arising from any Credit Party's intentional misrepresentation hereunder or under any other Loan Documents, fraud or willful misapplication of proceeds in contravention of this Credit Agreement, for which there shall be full recourse to such Credit Party, none of the Investors, including the General Partner, shall have any personal, partnership, corporate or trust liability for the payment or performance of the Obligations. The Obligations shall be fully recourse to Borrower. Except as expressly set forth herein, (a) neither General Partner, nor any Investor, or any of their Affiliates (other than the Borrower) or any of their respective past, present or future direct or indirect members, partners, shareholders, officers, directors, agents or employees (collectively, the "***Non-Recourse Parties***") shall have any liability or obligation for the repayment of all or any part of the Obligations, and (b) no lawsuit, case, proceeding (including arbitration proceeding) or other action of any type shall be commenced seeking to enforce any claim for payment or performance of any of the Obligations against any Non-Recourse Party. The foregoing non-recourse provision shall not be applicable to, and nothing contained herein shall limit the rights of Administrative Agent (x) to enforce the security interests created under the Collateral Documents with respect to the Collateral, including the right to institute legal proceedings for the judicial foreclosure of such security interests, but in no event seeking a deficiency judgment for payment of any of the Obligations against any Non-Recourse Party and (y) to enforce the obligations of General Partner or any Investor under applicable Credit Support Documents, the Partnership Agreement or any Subscription Agreement executed by such Person. Nothing contained in this

Section 12.16 or in any of the other provisions of the Loan Documents shall be construed to limit, restrict, or impede the obligations, the liabilities, and indebtedness of any Credit Party, or of any Investor to make its Capital Contributions to Borrower in accordance with the terms of the applicable Credit Support Documents, Subscription Agreement or the Partnership Agreement, as applicable.

12.17 **Confidentiality**. Administrative Agent and each Lender agree to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed: (a) to their and their Affiliates' respective partners, directors, officers, employees, representatives, advisors and agents, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential); (b) to the extent requested by any regulatory authority; (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process; (d) to any other party to this Credit Agreement; (e) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Credit Agreement or the enforcement of rights hereunder; (f) subject to an agreement containing provisions substantially the same as those of this *Section 12.17*, to: (i) any Eligible Assignee of or Participant in, or any prospective Eligible Assignee of or Participant in, any of its rights or obligations under this Credit Agreement; or (ii) any direct or indirect contractual counterparty or prospective counterparty (or such contractual counterparty's or prospective counterparty's professional advisor) to any credit derivative or other transaction relating to obligations of the Credit Parties; (g) with the consent of the applicable Credit Party; (h) to the extent such Information: (x) becomes publicly available other than as a result of a breach of this *Section 12.17*; or (y) becomes available to Administrative Agent or any Lender on a nonconfidential basis from a source other than a Credit Party; or (i) to the National Association of Insurance Commissioners or any other similar organization or any nationally recognized rating agency that requires access to information about a Lender's or its Affiliates' investment portfolio in connection with ratings issued with respect to such Lender or its Affiliates. In addition, the Administrative Agent and the Lenders may disclose the existence of this Credit Agreement and information about this Credit Agreement to market data collectors, similar service providers to the lending industry and service providers to the Administrative Agent or any Lender in connection with the administration of this Credit Agreement, the other Loan Documents, and the Commitments. For the purposes of this *Section 12.17*, "*Information*" means all information received from any Credit Party relating to any Credit Party, its Investors or its business (including its investments), other than any such information that is available to Administrative Agent or any Lender on a nonconfidential basis prior to disclosure by such Person. Any Person required to maintain the confidentiality of Information as provided in this *Section 12.17* shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

12.18 **Judgment Currency**. If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder or any other Loan Document in one currency into another currency, the rate of exchange used shall be that at which in accordance with normal banking procedures Administrative Agent could purchase the first currency with such other currency on the Business Day preceding that on which final judgment is given. The obligation of each Credit Party in respect of any such sum due from it to Administrative Agent or the Lenders hereunder or under the other Loan Documents shall, notwithstanding any judgment in a currency (the "*Judgment Currency*") other than that in which such sum is denominated in accordance with the applicable provisions of this Credit Agreement (the "*Agreement Currency*"), be discharged only to the extent that on the Business Day following receipt by Administrative Agent of any sum adjudged to be so due in the Judgment Currency, Administrative Agent may in accordance with normal banking procedures purchase the Agreement Currency with the Judgment Currency. If the amount of the Agreement Currency so purchased is less than the sum originally due to Administrative Agent from any Credit Party in the Agreement Currency, such Credit Party agrees, as a separate obligation and notwithstanding any such judgment, to indemnify Administrative Agent or the

Person to whom such obligation was owing against such loss. If the amount of the Agreement Currency so purchased is greater than the sum originally due to Administrative Agent in such currency, Administrative Agent agrees to return the amount of any excess to such Credit Party (or to any other Person who may be entitled thereto under applicable law).

12.19 **USA Patriot Act Notice**. Each Lender and Administrative Agent (for itself and not on behalf of any Lender) hereby notifies each Credit Party that pursuant to the requirements of the USA Patriot Act (*Title III* of Pub. L. 107-56 (signed into law October 26, 2001)) (the "***Patriot Act***"), it is required to obtain, verify and record information that identifies each Credit Party, which information includes the name and address of each Credit Party and other information that will allow such Lender or Administrative Agent, as applicable, to identify each Credit Party in accordance with the Patriot Act.

12.20 **No Advisory or Fiduciary Responsibility**. In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document), each Credit Party acknowledges and agrees, and acknowledges its Affiliates' understanding, that: (a)(i) the arranging and other services regarding this Credit Agreement provided by Administrative Agent, any Lender (as applicable) and the Arranger, are arm's-length commercial transactions between each Credit Party and its respective Affiliates, on the one hand, and Administrative Agent, the applicable Lender and the Arranger, on the other hand; (ii) each Credit Party has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate; and (iii) each Credit Party is capable of evaluating, and understands and accepts, the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents; (b)(i) Administrative Agent, each Lender and the Arranger each is and has been acting solely as a principal and, except as expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for any Credit Party or any of their respective Affiliates, or any other Person; and (ii) none of Administrative Agent, any Lender or the Arranger has any obligation to any Credit Party or any of its respective Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; and (c) Administrative Agent, each Lender and the Arranger and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of any Credit Party and its respective Affiliates, and none of Administrative Agent, any Lender or the Arranger shall have any obligation to disclose any of such interests to any Credit Party or any of its respective Affiliates. To the fullest extent permitted by law, each Credit Party hereby waives and releases any claims that it may have against Administrative Agent, each Lender and the Arranger with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby.

12.21 **Electronic Execution of Loan Documents and Certain Other Documents**. The words "*execute,*" "*execution,*" "*signed,*" "*signature,*" and words of like import in or related to any document to be signed in connection with this Credit Agreement and the transactions contemplated hereby (including without limitation this Credit Agreement, amendments or other modifications, Loan Notices, waivers or consents and any other Loan Documents) shall be deemed to include electronic signatures, the electronic matching of assignment terms and contract formations on electronic platforms approved by Administrative Agent, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable Law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act; *provided that* notwithstanding anything contained herein to the contrary the Administrative Agent is under no obligation to agree to accept electronic signatures in any form or in any format unless expressly agreed to by the Administrative Agent pursuant to procedures approved by it.

12.22 **Counterparts; Integration; Effectiveness**. This Credit Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Credit Agreement and the other Loan Documents constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in *Section 6.01*, this Credit Agreement shall become effective when it shall have been executed by Administrative Agent and when Administrative Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Credit Agreement by telecopy or other electronic imaging means shall be effective as delivery of a manually executed counterpart of this Credit Agreement.

12.23 **Acknowledgment and Consent to Bail-In of Affected Financial Institutions**. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the Write-Down and Conversion Powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a) the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder that may be payable to it by any party hereto that is an Affected Financial Institution; and

(b) the effects of any Bail-In Action on any such liability, including, if applicable:

(i) a reduction in full or in part or cancellation of any such liability;

(ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Credit Agreement or any other Loan Document; or

(iii) the variation of the terms of such liability in connection with the exercise of the Write-Down and Conversion Powers of the applicable Resolution Authority.

12.24 **Acknowledgment Regarding Any Supported QFCs**. To the extent that the Loan Documents provide support, through a guarantee or otherwise, for any Swap Contract or any other agreement or instrument that is a QFC (such support, "*QFC Credit Support*", and each such QFC, a "*Supported QFC*"), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and *Title II* of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the "*U.S. Special Resolution Regimes*") in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States):

(a) In the event a Covered Entity that is party to a Supported QFC (each, a "*Covered Party*") becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

(b)   As used in this ***Section 12.24***, the following terms have the following meanings:

"***BHC Act Affiliate***" of a party means an "*affiliate*" (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

"***Covered Entity***" means any of the following: (a) a "*covered entity*" as that term is defined in, and interpreted in accordance with, 12 C.F.R. §252.82(b); (b) a "*covered bank*" as that term is defined in, and interpreted in accordance with, 12 C.F.R. §47.3(b); or (c) a "*covered FSI*" as that term is defined in, and interpreted in accordance with, 12 C.F.R. §382.2(b).

"***Default Right***" has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§252.81, 47.2 or 382.1, as applicable.

"***QFC***" has the meaning assigned to the term "*qualified financial contract*" in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

[***REMAINDER OF PAGE INTENTIONALLY LEFT BLANK;***
SIGNATURE PAGE(S) TO FOLLOW.]

IN WITNESS WHEREOF, the parties hereto have caused this Credit Agreement to be duly executed as of the day and year first above written.

BORROWER:

BAIN CAPITAL PRAIRIE HOLDINGS, LP

By: Bain Capital Prairie Holdings (GP), LLC,
      its General Partner

By: _____

    Name: Kase Jubboori
    Title: Authorized Signatory

The undersigned General Partner joins in this Credit Agreement solely for the purpose of agreeing to the applicable representations, warranties and covenants contained herein.

GENERAL PARTNER:

BAIN CAPITAL PRAIRIE HOLDINGS (GP), LLC

By: _____

Name: Kase Jubboori
Title: Authorized Signatory

ADMINISTRATIVE AGENT AND LENDER:

SUMITOMO MITSUI BANKING CORPORATION, as
Administrative Agent and a Lender

By: _____
      Name:
      Title:

LENDER COMMITMENTS

Name	Term Loan Commitment	Applicable Term Percentage	Revolving Loan Commitment	Applicable Revolving Percentage	Applicable Percentage
Sumitomo Mitsui Banking Corporation	$550,000,000	100.000000000%	$0	100.000000000%	100.000000000%
TOTAL	**$550,000,000**	**100.000000000%**	**$0**	**100.000000000%**	**100.000000000 %**

Collateral Account Information

Fund	Account Bank	ABA #	Account #
Bain Capital Prairie Holdings, LP	The Bank of New York Mellon Trust Company, N.A.	[***]	[***]

SCHEDULE 12.07

ADDRESSES FOR NOTICE

If to a Credit Party:

200 Clarendon Street
Boston, Massachusetts 02116
Attention: Kase Jubboori
Telephone: [***]
Email: [***]

With a copy to:

Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, Massachusetts 02199
Attention: Patricia Lynch
Telephone: [***]
Email: [***]

If to Administrative Agent:

Relating to *Section 8.01* Financial Statements, Reports and Notices:

Sumitomo Mitsui Banking Corporation
277 Park Avenue
New York, New York 10172
Telephone: [***]; [***]
Email: [***]
[***]
[***]
[***]
Attention: [***], [***]

For Loan Notices, Capital Call Notices and similar related notices:

Sumitomo Mitsui Banking Corporation
277 Park Avenue
New York, New York 10172
Telephone: [***]; [***]
Email: [***]
[***]
[***]
[***]
Attention: [***], [***]

For Other Notices:

Sumitomo Mitsui Banking Corporation
277 Park Avenue
New York, New York 10172
Telephone: [***]; [***]
Email: [***]
[***]
[***]
[***]
Attention: [***], [***]

with a further copy to (which shall not constitute notice):

Paul Hastings LLP
200 Park Avenue
New York, New York 10166

Telephone: [***]
Fax: [***]
Email: [***]
Attention: [***]